CREDIT AGREEMENT

dated as of

July 24, 2025

among

X1 CAPITAL INC.

and

CBT SF LLC,
as Borrowers

the other Loan Parties party hereto

the Lenders party hereto

and

WOODFOREST NATIONAL BANK,
as Administrative Agent

WOODFOREST NATIONAL BANK,
as Sole Bookrunner and Sole Lead Arranger

TABLE OF CONTENTS

SCHEDULES:

EXHIBITS:

This CREDIT AGREEMENT dated as of July 24, 2025 (as it may be amended or modified from time to time, this "*Agreement*"), among X1 Capital Inc., a Maryland corporation, and CBT SF LLC, a Texas limited liability company, as Borrowers, the other Loan Parties party hereto, the Lenders party hereto, and Woodforest National Bank, as Administrative Agent.

The parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Section 1.01 Defined Terms. As used in this Agreement, the following terms have the meanings specified below:

"*ABR*", when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, is bearing interest at a rate determined by reference to the Alternate Base Rate.

"*Account*" has the meaning assigned to such term in the Security Agreement.

"*Account Debtor*" means any Person obligated on an Account.

"*Adjusted Net Investment Income*" means, for any period, Net Investment Income for such period plus (a) without duplication and to the extent deducted in determining Net Investment Income for such period, the sum of (i) Interest Expense for such period and (ii) any extraordinary non-cash charges for such period approved by the Administrative Agent in its sole discretion, minus (b) without duplication and to the extent included in Net Investment Income, any cash payments made during such period in respect of non-cash charges described in clause (a)(ii) taken in a prior period, all calculated for the Loan Parties on a consolidated basis in accordance with GAAP.

"*Administrative Agent*" means Woodforest National Bank (or any of its designated branch offices or affiliates), in its capacity as administrative agent for the Lenders hereunder.

"*Administrative Questionnaire*" means an Administrative Questionnaire in a form supplied by the Administrative Agent.

"*Affected Financial Institution*" means (a) any EEA Financial Institution or (b) any UK Financial Institution.

"*Affiliate*" means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the specified Person.

"*Agent-Related Person*" has the meaning assigned to it in Section 9.03(d).

"*Aggregate Credit Exposure*" means, at any time, the aggregate Credit Exposure of all the Lenders at such time.

"*Aggregate Revolving Exposure*" means, at any time, the aggregate Revolving Exposure of all the Lenders at such time.

"*Agreement*" has the meaning specified in introductory paragraph hereof.

"*Alternate Base Rate*" means, for any day, a rate per annum equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus 0.50%, and (c) the Term SOFR Rate for a one-month Interest Period as published two (2) U.S. Government Securities Business Days prior to such day (or if such day is not a Business Day, the immediately preceding Business Day) plus 1%, provided that, for the purpose of this definition, the Term SOFR Rate for any day shall be based on the Term SOFR Reference Rate at approximately 5:00 p.m. New York City time on such day (or any amended publication time for the Term SOFR Reference Rate, as specified by the CME Term SOFR Administrator in the Term SOFR Reference Rate methodology). Any change in the Alternate Base Rate due to a change in the Prime Rate, the Federal Funds Effective Rate or the Term SOFR Rate shall be effective from and including the effective date of such change in the Prime Rate, the Federal Funds Effective Rate or the Term SOFR Rate, respectively. If the Alternate Base Rate is being used as an alternate rate of interest pursuant to Section 2.14 (for the avoidance of doubt, only until the Benchmark Replacement has been determined pursuant to Section 2.14(b)), then the Alternate Base Rate shall be the greater of clause (a) and (b) above and shall be determined without reference to clause (c) above.

"*Ancillary Document*" has the meaning assigned to it in Section 9.06(b).

"*Anti-Corruption Laws*" means all laws, rules, and regulations of any jurisdiction applicable to the Borrowers or any of their Subsidiaries from time to time concerning or relating to bribery or corruption.

"*Applicable Percentage*" means, at any time with respect to any Lender, a percentage equal to a fraction the numerator of which is such Lender's Revolving Commitment at such time and the denominator of which is the aggregate Revolving Commitments at such time (provided that, if the Revolving Commitments have terminated or expired, the Applicable Percentages shall be determined based upon such Lender's share of the Aggregate Revolving Exposure at such time); provided that, in accordance with Section 2.20, so long as any Lender shall be a Defaulting Lender, such Defaulting Lender's Commitment shall be disregarded in the calculations above.

"*Applicable Rate*" means, for any day, with respect to any Loan, or with respect to the commitment fees payable hereunder, as the case may be, the applicable rate per annum set forth below under the caption "Term Benchmark Margin" with respect to any Term Benchmark Loan, "ABR Margin" with respect to any ABR Loan, or "Commitment Fee Rate" with respect to the commitment fee under Section 2.12(a), as the case may be.

Term Benchmark Margin	**ABR Margin**	**Commitment Fee Rate**
3.00%	2.00%	0.25%

The Applicable Rate set forth above shall be increased as, and to the extent, required by Section 2.04.

"*Approved Electronic Platform*" has the meaning assigned to it in Section 8.03(a).

"*Approved Fund*" means, for the purposes of Section 9.04(b), any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course of its business and that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

"*Arranger*" means Woodforest National Bank, in its capacity as sole bookrunner and sole lead arranger hereunder.

"*Assignment and Assumption*" means an assignment and assumption agreement entered into by a Lender and an assignee (with the consent of any party whose consent is required by Section 9.04), and accepted by the Administrative Agent, in the form of Exhibit A or any other form (including electronic records generated by the use of an electronic platform) approved by the Administrative Agent.

"*Availability*" means, at any time, an amount equal to (a) the lesser of (i) the aggregate Revolving Commitments and (ii) the Borrowing Base minus (b) the Aggregate Revolving Exposure (calculated, with respect to any Defaulting Lender, as if such Defaulting Lender had funded its Applicable Percentage of all outstanding Borrowings).

"*Availability Period*" means the period from and including the Effective Date to but excluding the earlier of the Revolving Credit Maturity Date and the date of termination of the Revolving Commitments.

"*Available Tenor*" means, as of any date of determination and with respect to the then-current Benchmark, as applicable, any tenor for such Benchmark (or component thereof) or payment period for interest calculated with reference to such Benchmark (or component thereof), as applicable, that is or may be used for determining the length of an Interest Period for any term rate or otherwise, for determining any frequency of making payments of interest calculated pursuant to this Agreement as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of "Interest Period" pursuant to clause (e) of Section 2.14.

"*Bail-In Action*" means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

"*Bail-In Legislation*" means (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation, rule or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings).

"*Banking Services*" means each and any of the following bank services provided to any Loan Party or any Subsidiary by any Lender or any of its Affiliates: (a) credit cards for commercial customers (including, without limitation, "commercial credit cards" and purchasing cards), (b) stored value cards, (c) merchant processing services, and (d) treasury management services (including, without limitation, controlled disbursement, automated clearinghouse transactions, return items, any direct debit scheme or arrangement, overdrafts and interstate depository network services and cash pooling services).

"*Banking Services Obligations*" means any and all obligations of the Loan Parties or their Subsidiaries, whether absolute or contingent and howsoever and whensoever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor) in connection with Banking Services.

"*Bankruptcy Code*" means Title 11 of the United States Code entitled "Bankruptcy", as now or hereafter in effect, or any successor thereto, as hereafter amended.

"*Bankruptcy Event*" means, with respect to any Person, when such Person becomes the subject of a voluntary or involuntary bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee, administrator, custodian, assignee for the benefit of creditors or similar Person charged with the

reorganization or liquidation of its business, appointed for it, or, in the good faith determination of the Administrative Agent, has taken any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any such proceeding or appointment, or has had any order for relief in such proceeding entered in respect thereof, provided that a Bankruptcy Event shall not result solely by virtue of any ownership interest, or the acquisition of any ownership interest, in such Person by a Governmental Authority or instrumentality thereof, unless such ownership interest results in or provides such Person with immunity from the jurisdiction of courts within the U.S. or from the enforcement of judgments or writs of attachment on its assets or permits such Person (or such Governmental Authority or instrumentality) to reject, repudiate, disavow or disaffirm any contracts or agreements made by such Person.

"*Benchmark*" means, initially, with respect to any Term Benchmark Loan, the Term SOFR Rate; provided that if a Benchmark Transition Event and the related Benchmark Replacement Date have occurred with respect to the Term SOFR Rate or the then-current Benchmark, then "Benchmark" means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to clause (b) of Section 2.14.

"*Benchmark Replacement*" means, for any Available Tenor, the first alternative set forth in the order below that can be determined by the Administrative Agent for the applicable Benchmark Replacement Date:

(a) the Daily Simple SOFR;

(b) the sum of: (i) the alternate benchmark rate that has been selected by the Administrative Agent and the Borrowers as the replacement for the then-current Benchmark for the applicable Corresponding Tenor giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement for the then-current Benchmark for dollar-denominated syndicated credit facilities at such time in the United States and (ii) the related Benchmark Replacement Adjustment.

If the Benchmark Replacement as determined pursuant to clause (a) or (b) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.

"*Benchmark Replacement Adjustment*" means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement for any applicable Interest Period and Available Tenor for any setting of such Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrowers for the applicable Corresponding Tenor giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body on the applicable Benchmark Replacement Date and/or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for dollar-denominated syndicated credit facilities at such time.

"*Benchmark Replacement Conforming Changes*" means, with respect to any Benchmark Replacement and/or any Term Benchmark Loan, any technical, administrative or operational changes (including changes to the definition of "*Alternate Base Rate*", the definition of "*Business Day*", the definition of "*U.S. Government Securities Business Day*", the definition of "*Interest Period*", timing and

frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of such Benchmark Replacement exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

"*Benchmark Replacement Date*" means, with respect to any Benchmark, the earliest to occur of the following events with respect to such then-current Benchmark:

(a) in the case of clause (a) or (b) of the definition of "*Benchmark Transition Event*", the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or

(b) in the case of clause (c) of the definition of "*Benchmark Transition Event*", the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be no longer representative; provided, that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, (i) if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination and (ii) the "*Benchmark Replacement Date*" will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

"*Benchmark Transition Event*" means, with respect to any Benchmark, the occurrence of one or more of the following events with respect to such then-current Benchmark:

(a) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(b) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the NYFRB, the CME Term SOFR Administrator, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with

similar insolvency or resolution authority over the administrator for such Benchmark (or such component), in each case, which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(c) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are no longer, or as of a specified future date will no longer be, representative.

For the avoidance of doubt, a "*Benchmark Transition Event*" will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

"*Benchmark Unavailability Period*" means, with respect to any Benchmark, the period (if any) (a) beginning at the time that a Benchmark Replacement Date pursuant to clauses (a) or (b) of that definition has occurred if, at such time, no Benchmark Replacement has replaced such then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2.14 and (b) ending at the time that a Benchmark Replacement has replaced such then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2.14.

"*Beneficial Ownership Certification*" means a certification regarding beneficial ownership or control as required by the Beneficial Ownership Regulation.

"*Beneficial Ownership Regulation*" means 31 C.F.R. § 1010.230.

"*Benefit Plan*" means any of (a) an "employee benefit plan" (as defined in Section 3(3) of ERISA) that is subject to Title I of ERISA, (b) a "plan" as defined in Section 4975 of the Code to which Section 4975 of the Code applies, and (c) any Person whose assets include (for purposes of the Plan Asset Regulations or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) the assets of any such "employee benefit plan" or "plan".

"*BHC Act Affiliate*" of a party means an "affiliate" (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

"*Borrowers*" means, collectively, X1 Capital and CBT SF, and "*Borrower*" means either one of them individually.

"*Borrowers' Representative*" has the meaning assigned to such term in Section 9.22.

"*Borrowing*" means a Revolving Borrowing made, converted or continued on the same date and, in the case of Term Benchmark Loans, as to which a single Interest Period is in effect.

"*Borrowing Base*" means, at any time, based on the most recent Borrowing Base Certificate which as of the date of a determination of the Borrowing Base has been received by the Administrative Agent, the sum of

(a) an amount equal to 100% of Cash and Cash Equivalents of Borrowers; plus

(b) an amount equal to 75% of the principal balance of Eligible Bridge Loans; provided that, commencing on the first anniversary of the Effective Date, the aggregate amount of Eligible Bridge Loans owing by a single Obligor (and its Affiliates) may not exceed 10% of the Borrowing Base amount. For the avoidance of doubt, only the amount of Eligible Bridge Loans owing by such Obligor (and its Affiliates) that exceed 10% of the Borrowing Base amount shall be excluded from the Borrowing Base.

"*Borrowing Base Certificate*" means a certificate, signed and certified as accurate and complete by a Financial Officer, in substantially the form of Exhibit F or another form which is acceptable to the Administrative Agent in its sole discretion.

"*Borrowing Request*" means a request by the Borrowers' Representative for a Borrowing in accordance with Section 2.03, which shall be substantially in the form of Exhibit B-1 hereto or any other form approved by the Administrative Agent.

"*Bridge Loan*" means, collectively, all Direct Bridge Loans and Creditor Bridge Loans made by the Borrowers.

"*Bridge Loan Documents*" has the meaning assigned to such term in the Security Agreement.

"*Burdensome Restrictions*" means any consensual encumbrance or restriction of the type described in clause (a) or (b) of Section 6.10.

"*Business Day*" means any day (other than a Saturday or a Sunday) on which banks are open for business in New York City.

"*BDC*" means a Person that has elected to be regulated as a "business development company" under the Investment Company Act.

"*Capital Lease Obligations*" of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases or financing leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

"*Cash and Cash Equivalents*" means unrestricted and unencumbered (a) cash, (b) securities based or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof) having maturities of not more than 180 days from the date of acquisition, (c) Dollar denominated time and demand deposits and certificates of deposit of (i) any Lender, (ii) any domestic commercial bank having capital and surplus in excess of $500,000,000 or (iii) any bank whose short-term commercial paper rating from S&P is at least A-2 or the equivalent thereof or from Moody's is at least P-2 or the equivalent thereof (any such bank being an "*Approved Bank*"), in each case with maturities of not more than 180 days from the date of acquisition, (d) commercial paper and variable or fixed rate notes issued by any Approved Bank (or by the parent company thereof) or any variable rate notes issued by, or guaranteed by, any domestic corporation rated A-2 (or the equivalent thereof) or better by S&P or P-2 (or the equivalent thereof) or better by Moody's and maturing within 180 days of the date of acquisition, (e) repurchase agreements with a bank or trust company (including any of the Lenders) or recognized securities dealer having capital and surplus in excess of $500,000,000 for direct obligations issued by or fully guaranteed by the United States of America in which the Borrowers or any of their Subsidiaries shall have a perfected first priority security interest (subject to no other Liens) and having, on the date of purchase thereof, a fair market value of at least 100% of the repurchase obligations, (f) Investments, classified in accordance with GAAP as current

assets, in money market investments programs registered under the Investment Company Act of 1940, as amended, which are administered by reputable financial institutions having capital of at least $500,000,000.

"*CBT SF*" means CBT SF LLC, a Texas limited liability company.

"*Change in Control*" means (a) Growth Lending GP shall cease to be the Advisor under the Investment Advisory Agreement, (b) Growth Lending shall cease to be the Administrator under the Investment Administration Agreement, (c) Ladislas Mysyrowicz shall cease to own, free and clear of all Liens or other encumbrances, 100% of the outstanding Equity Interests of Growth Lending or Growth Lending GP, (d) Growth Lending shall cease to own, free and clear of all Liens or other encumbrances, at least 1% of the outstanding Equity Interests of X1 Capital on a fully diluted basis; (e) members of the board of directors of X1 Capital as of the Effective Date shall cease to be a majority of the board of directors, unless otherwise consented to in writing by the Administrative Agent, or (f) X1 Capital shall cease to own, free and clear of all Liens or other encumbrances, 100% of the outstanding voting Equity Interests of each other Loan Party (other than Growth Lending and Growth Lending GP).

"*Change in Law*" means the occurrence after the Effective Date of any of the following: (a) the adoption of or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation, implementation or application thereof by any Governmental Authority or (c) compliance by any Lender (or, for purposes of Section 2.15(b), by any lending office of such Lender or by such Lender's holding company, if any) with any request, guideline, requirement or directive (whether or not having the force of law) of any Governmental Authority made or issued after the Effective Date; provided that, notwithstanding anything herein to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines, requirements or directives thereunder or issued in connection therewith or in the implementation thereof, and (ii) all requests, rules, guidelines, requirements or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the U.S. or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a "*Change in Law*", regardless of the date enacted, adopted, issued or implemented.

"*Charges*" has the meaning assigned to such term in Section 9.17.

"*CME Term SOFR Administrator*" means CME Group Benchmark Administration Limited as administrator of the forward-looking term SOFR (or a successor administrator).

"*Code*" means the Internal Revenue Code of 1986, as amended from time to time.

"*Collateral*" means any and all property owned, leased or operated by a Person covered by the Collateral Documents and any and all other property of any Loan Party (other than Excluded Property), now existing or hereafter acquired, that may at any time be, become or be intended to be, subject to a security interest or Lien in favor of the Administrative Agent, on behalf of itself and the Lenders and other Secured Parties, to secure the Secured Obligations.

"*Collateral Documents*" means, collectively, the Security Agreement and any other agreements, instruments and documents executed in connection with this Agreement that are intended to create, perfect or evidence Liens to secure the Secured Obligations, including, without limitation, all other security agreements, pledge agreements, mortgages, deeds of trust, loan agreements, notes, guarantees, subordination agreements, pledges, powers of attorney, consents, assignments, contracts, fee letters, notices, leases, financing statements and all other written matter whether theretofore, now or hereafter executed by any Loan Party and delivered to the Administrative Agent.

"*Commitment*" means, with respect to each Lender, the sum of such Lender's Revolving Commitment. The initial amount of each Lender's Commitment is set forth on the Commitment Schedule, or in the Assignment and Assumption or other documentation or record (as such term is defined in Section 9-102(a)(70) of the New York Uniform Commercial Code) as provided in Section 9.04(b)(ii)(C), pursuant to which such Lender shall have assumed its Commitment, as applicable.

"*Commitment Schedule*" means the Schedule attached hereto identified as such.

"*Commodity Exchange Act*" means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.

"*Communications*" means, collectively, any notice, demand, communication, information, document or other material provided by or on behalf of any Loan Party pursuant to any Loan Document or the transactions contemplated therein which is distributed by the Administrative Agent or any Lender by means of electronic communications pursuant to Section 8.03, including through an Approved Electronic Platform.

"*Compliance Certificate*" means a certificate of a Financial Officer in substantially the form of Exhibit D.

"*Connection Income Taxes*" means Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes.

"*Control*" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. "*Controlling*" and "*Controlled*" have meanings correlative thereto.

"*Corresponding Tenor*" with respect to any Available Tenor means, as applicable, either a tenor (including overnight) or an interest payment period having approximately the same length (disregarding business day adjustment) as such Available Tenor.

"*Covered Entity*" means any of the following:

(a) a "covered entity" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(b) a "covered bank" as that term is defined in, and interpreted in accordance with, 12 C.F.R.§ 47.3(b); or

(c) a "covered FSI" as that term is defined in, and interpreted in accordance with, 12 C.F.R.§ 382.2(b).

"*Covered Party*" has the meaning assigned to it in Section 9.21.

"*Credit Exposure*" means, as to any Lender at any time, such Lender's Revolving Exposure at such time.

"*Credit Party*" means the Administrative Agent or any Lender.

"*Creditor Bridge Loan*" means a secured term loan made by CBT SF or a Subsidiary Guarantor to a Permanent Loan Lender to finance up to 98% of the amount of the USDA Guarantee or SBA Guarantee

provided to such Permanent Loan Lender for the Permanent Loan being made simultaneously with such Creditor Bridge Loan.

"*Cure Debt Securities*" means unsecured debt securities issued by Borrowers which are issued for the purpose of Borrowers exercising its Cure Right pursuant to Section 7.03, and are subject to terms that are satisfactory to the Administrative Agent, including without limitation accruing interest at a rate approved by the Administrative Agent and having a maturity date that is no less than 90 days following the Revolving Credit Maturity Date.

"*Cure Notice*" has the meaning assigned to such term in Section 7.03.

"*Cure Right*" has the meaning assigned to such term in Section 7.03.

"*Custodian*" has the meaning assigned to such term in the Security Agreement.

"*Daily Simple SOFR*" means, for any day (a "*SOFR Rate Day*"), a rate per annum equal to SOFR for the day (such day "*SOFR Determination Date*") that is five (5) U.S. Government Securities Business Days prior to (a) if such SOFR Rate Day is a U.S. Government Securities Business Day, such SOFR Rate Day or (b) if such SOFR Rate Day is not a U.S. Government Securities Business Day, the U.S. Government Securities Business Day immediately preceding such SOFR Rate Day, in each case, as such SOFR is published by the SOFR Administrator on the SOFR Administrator's Website. Any change in Daily Simple SOFR due to a change in SOFR shall be effective from and including the effective date of such change in SOFR without notice to the Borrowers.

"*Default*" means any event or condition which constitutes an Event of Default or which upon notice, lapse of time or both would, unless cured or waived, become an Event of Default.

"*Default Right*" has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

"*Defaulting Lender*" means any Lender that (a) has failed, within two Business Days of the date required to be funded or paid, to (i) fund any portion of its Loans, (ii) pay over to any Credit Party any other amount required to be paid by it hereunder, unless, in the case of clause (i) above, such Lender notifies the Administrative Agent in writing that such failure is the result of such Lender's good faith determination that a condition precedent to funding (specifically identified and including the particular default, if any) has not been satisfied, (b) has notified the Borrowers or any Credit Party in writing, or has made a public statement to the effect, that it does not intend or expect to comply with any of its funding obligations under this Agreement (unless such writing or public statement indicates that such position is based on such Lender's good faith determination that a condition precedent (specifically identified and including the particular default, if any) to funding a Loan under this Agreement cannot be satisfied) or generally under other agreements in which it commits to extend credit, (c) has failed, within three Business Days after request by a Credit Party, acting in good faith, to provide a certification in writing from an authorized officer of such Lender that it will comply with its obligations (and is financially able to meet such obligations as of the date of certification) to fund prospective Loans, provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon such Credit Party's receipt of such certification in form and substance satisfactory to it and the Administrative Agent, or (d) has become the subject of (i) a Bankruptcy Event or (ii) a Bail-In Action.

"*Direct Bridge Loan*" means a secured term loan made by X1 Capital to an Obligor that is seeking a Permanent Loan from a Permanent Loan Lender.

"*Disposition*" or "*Dispose*" means the sale, transfer, license, lease or other disposition (in one transaction or in a series of transactions and whether effected pursuant to a Division or otherwise) of any property by any Person (including any sale and leaseback transaction and any issuance of Equity Interests by a Subsidiary of such Person), including any sale, assignment, transfer or other disposal, with or without recourse, of any notes or accounts receivable or any rights and claims associated therewith.

"*Disqualified Lender*" means any Person designated in writing by the Borrowers to the Administrative Agent that is a business development company and is a "direct competitor" of the Borrowers, and is specified on a list on file with the Administrative Agent on the Effective Date, which list may be from time to time updated by written notice from the Borrowers, and which list shall be made available by the Administrative Agent to the Lenders upon request.

"*Dividing Person*" has the meaning assigned to it in the definition of "*Division*".

"*Division*" means the division of the assets, liabilities and/or obligations of a Person (the "*Dividing Person*") among two or more Persons (whether pursuant to a "plan of division" or similar arrangement), which may or may not include the Dividing Person and pursuant to which the Dividing Person may or may not survive.

"*Division Successor*" means any Person that, upon the consummation of a Division of a Dividing Person, holds all or any portion of the assets, liabilities and/or obligations previously held by such Dividing Person immediately prior to the consummation of such Division. A Dividing Person which retains any of its assets, liabilities and/or obligations after a Division shall be deemed a Division Successor upon the occurrence of such Division.

"*Document*" has the meaning assigned to such term in the Security Agreement.

"*Dollars*", "*dollars*" or "*$*" refers to lawful money of the U.S.

"*ECP*" means an "eligible contract participant" as defined in Section 1(a)(18) of the Commodity Exchange Act or any regulations promulgated thereunder and the applicable rules issued by the Commodity Futures Trading Commission and/or the SEC.

"*EEA Financial Institution*" means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

"*EEA Member Country*" means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

"*EEA Resolution Authority*" means any public administrative authority or any Person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

"*Effective Date*" means the date on which the conditions specified in Section 4.01 are satisfied (or waived in accordance with Section 9.02).

"*Electronic Signature*" means an electronic sound, symbol, or process attached to, or associated with, a contract or other record and adopted by a Person with the intent to sign, authenticate or accept such contract or record.

"*Electronic System*" means any electronic system, including e-mail, e-fax, web portal access for the Borrowers and any other Internet or extranet-based site, whether such electronic system is owned, operated or hosted by the Administrative Agent and any of its Related Parties or any other Person, providing for access to data protected by passcodes or other security system.

"*Eligible Bridge Loans*" means, on any date of determination, any outstanding Bridge Loan made by Borrowers that is determined by the Administrative Agent in the exercise of its Permitted Discretion to meet the following conditions:

With respect to a Direct Bridge Loan –

(i) the Permanent Loan related to such Direct Bridge Loan has been underwritten and formally approved by the Permanent Loan Lender and application for a USDA Guarantee has been submitted to the USDA;

(ii) the USDA shall have acknowledged the Borrowers as an interim lender to such Obligor and shall have provided a positive indication on the eligibility of the Permanent Loan for an USDA Guarantee;

(iii) the original principal amount of the Direct Bridge Loan shall be no greater than 80% of the related Permanent Loan;

(iv) the Direct Bridge Loan shall charge an upfront fee of at least 1.5% of the original principal amount thereof and shall have an interest rate no less than the then-current 3 months SOFR rate published by the CME Term SOFR Administrator plus 750 basis points (7.5%);

(v) at least three months of interest and fees on such Direct Bridge Loan shall have been paid upfront by the Obligor to the Borrowers upon the making of such Direct Bridge Loan;

(vi) the USDA has not given notice to the Obligor or the Permanent Loan Lender that the Permanent Loan will not be approved for a USDA Guarantee;

(vii) the Direct Bridge Loan is secured by tangible assets of the Obligor having a 90-day liquidation value greater than the principal amount of the Direct Bridge Loan (as determined by an independent valuation acceptable to the Administrative Agent), and the Borrowers have a first priority Lien on all such assets of the Obligor, including without limitation the subject real property of the Obligor, and has made all filings and recording necessary to perfect and provide constructive notice of such Lien in all jurisdictions that govern the perfection of the Lien granted therein;

(viii) the Direct Bridge Loan is unconditionally guaranteed in full by the Persons holding at least 25% of the Equity Interests of the Obligor;

(ix) the Borrowers' Liens securing such Direct Bridge Loan have been collaterally assigned to the Administrative Agent in accordance with the Security Agreement;

(x) the Obligor of the Direct Bridge Loan has no history of delinquency on existing Indebtedness, has sufficient cash to make all interest payments on the Direct Bridge Loan through its term

(or funds for such interest payments are being held in reserve), must evidence the ability to remain in compliance with all financial covenants set forth in the Bridge Loan Documents, and has an experienced management team capable of providing monthly financial statements within 20 days of month end;

(xi) the Loan Parties have completed all “know your customer”, background checks and other diligence on the Obligor of the Direct Bridge Loan and each guarantor thereof, has obtain at least three years of historical financial statements and at least a two-year forecast for such Obligor, and has received evidence of satisfactory insurance coverage; and

(xii) the Direct Bridge Loan is within the original maturity date specified in the related loan documents, which shall not have a term longer than 12 months; provided that, in the event of documented delays by the USDA with respect to the Permanent Loan, the Administrative Agent may approve an extended term for such Direct Bridge Loan in its sole discretion.

With respect to a Creditor Bridge Loan –

(i) the Obligor of the Creditor Bridge Loan is a Permanent Loan Lender, and the related Permanent Loan is currently outstanding with a USDA Guarantee or an SBA Guarantee;

(ii) such USDA Guarantee has been collaterally assigned to the Administrative Agent in accordance with the Security Agreement;

(iii) the original principal amount of the Creditor Bridge Loan shall be no greater than 98% of the USDA Guarantee;

(iv) the Creditor Bridge Loan shall charge an upfront fee of at least 0.5% of the original principal amount thereof, shall have an interest rate equal to the interest rate of the related Permanent Loan, and all interest and fee on the Creditor Bridge Loan shall have been paid upfront upon the making of such Creditor Bridge Loan; and

(v) the Creditor Bridge Loan is within the original maturity date specified in the related loan documents, which shall not have a term longer than 10 weeks without the approval of the Administrative Agent.

With respect to a Direct Bridge Loan or a Creditor Bridge Loan –

(i) no Triggering Event related to the Bridge Loan is continuing;

(ii) the Bridge Loan constitutes a legal, valid and binding obligation of the Obligor, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity;

(iii) the Bridge Loan is a “general intangible”, an “instrument”, an “account”, or “chattel paper”, within the meaning of the UCC of all jurisdictions that govern the perfection of the security interest granted therein;

(iv) material consents, licenses, approvals or authorizations of, or registrations or declarations with, any Governmental Authority required to be obtained, effected or given in connection with such Bridge Loan have been duly obtained, effected or given and are in full force and effect;

(v) the Bridge Loan is denominated and payable only in Dollars in the United States and the primary Obligor for such Bridge Loan is organized under the laws of, and maintains its chief executive office in, the United States or any state thereof;

(vi) the Obligor with respect to the Bridge Loan is not (A) an Affiliate of the Borrowers or any other Person whose investments are primarily managed by the Borrowers or any Affiliate of the Borrowers or (B) a Governmental Authority;

(vii) no action shall have be taken to discontinue or to assert the invalidity or unenforceability of the Bridge Loan;

(viii) the Bridge Loan and Borrowers' extension thereof comply with each Requirement of Law;

(ix) all information delivered by Borrowers to the Administrative Agent with respect to such Bridge Loan is true and correct;

(x) the Bridge Loan Documents include usual and customary representations and warranties, financial covenants, affirmative covenants, and negative covenants of the Obligor that are usual and customary for similar transactions and facilities; and

(xi) the Borrowers have delivered to the Administrative Agent all applicable Bridge Loan Documents and assignments thereto required by Section 4.3 of the Security Agreement.

"*Equity Interests*" means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests in a Person, and any warrants, options or other rights entitling the holder thereof to purchase or acquire any of the foregoing, but excluding any debt securities convertible into any of the foregoing.

"*ERISA*" means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the rules and regulations promulgated thereunder.

"*ERISA Affiliate*" means any trade or business (whether or not incorporated) that, together with the Borrowers, is treated as a single employer under Section 414(b) or (c) of the Code or Section 4001(14) of ERISA or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.

"*ERISA Event*" means (a) any "reportable event", as defined in Section 4043 of ERISA or the regulations issued thereunder, with respect to a Plan (other than an event for which the 30 day notice period is waived); (b) the failure to satisfy the "minimum funding standard" (as defined in Section 412 of the Code or Section 302 of ERISA), whether or not waived; (c) the filing pursuant to Section 412(c) of the Code or Section 302(c) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan; (d) the incurrence by the Borrowers or any ERISA Affiliate of any liability under Title IV of ERISA with respect to the termination of any Plan; (e) the receipt by the Borrowers or any ERISA Affiliate from the PBGC or a plan administrator of any notice relating to an intention to terminate any Plan or Plans or to appoint a trustee to administer any Plan; (f) the incurrence by the Borrowers or any ERISA Affiliate of any liability with respect to the withdrawal or partial withdrawal of the Borrowers or any ERISA Affiliate from any Plan or Multiemployer Plan; or (g) the receipt by the Borrowers or any ERISA Affiliate of any notice, or the receipt by any Multiemployer Plan from the Borrowers or any ERISA Affiliate of any notice, concerning the imposition upon the Borrowers or any ERISA Affiliate of Withdrawal Liability or a

determination that a Multiemployer Plan is, or is expected to be, insolvent, in critical status or in reorganization, within the meaning of Title IV of ERISA.

"*Erroneous Payment*" has the meaning assigned to such term in Section 8.10(a).

"*EU Bail-In Legislation Schedule*" means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor Person), as in effect from time to time.

"*Event of Default*" has the meaning assigned to such term in Section 7.01.

"*Excluded Property*" has the meaning assigned to such term in the Security Agreement.

"*Excluded Swap Obligation*" means, with respect to any Guarantor, any Swap Obligation if, and to the extent that, all or a portion of the Guarantee of such Guarantor of, or the grant by such Guarantor of a security interest to secure, such Swap Obligation (or any Guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Guarantor's failure for any reason to constitute an ECP at the time the Guarantee of such Guarantor or the grant of such security interest becomes or would become effective with respect to such Swap Obligation. If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such Guarantee or security interest is or becomes illegal.

"*Excluded Taxes*" means any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient: (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Recipient being organized under the laws of, or having its principal office or, in the case of any Lender, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Lender, U.S. federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan or Commitment pursuant to a law in effect on the date on which (i) such Lender acquires such interest in the Loan or Commitment (other than pursuant to an assignment request by the Borrowers under Section 2.19(b)) or (ii) such Lender changes its lending office, except in each case to the extent that, pursuant to Section 2.17, amounts with respect to such Taxes were payable either to such Lender's assignor immediately before such Lender acquired the applicable interest in a Loan or Commitment or to such Lender immediately before it changed its lending office, (c) Taxes attributable to such Recipient's failure to comply with Section 2.17(f) and (d) any withholding Taxes imposed under FATCA.

"*FATCA*" means Sections 1471 through 1474 of the Code as of the Effective Date (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof and any agreement entered into pursuant to Section 1471(b)(1) of the Code and any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement, treaty or convention among Governmental Authorities and implementing such Sections of the Code.

"*Federal Funds Effective Rate*" means, for any day, the rate calculated by the NYFRB based on such day's federal funds transactions by depositary institutions (as determined in such manner as shall set forth on the NYFRB's Website from time to time) and published on the next succeeding Business Day by the NYFRB as the federal funds effective rate.

"*Federal Reserve Board*" means the Board of Governors of the Federal Reserve System of the United States of America.

"*Financial Covenant Default*" has the meaning assigned to such term in Section 7.03.

"*Financial Officer*" means the chief financial officer, principal accounting officer, treasurer or controller of the Borrowers.

"*Floor*" means an all-in rate of 3.50%.

"*Foreign Lender*" means (a) if either Borrower is a U.S. Person, a Lender that is not a U.S. Person, and (b) if either Borrower is not a U.S. Person, a Lender that is resident or organized under the laws of a jurisdiction other than that in which such Borrower is resident for tax purposes.

"*Funding Account*" means a deposit account of the Borrowers held and maintained with Woodforest, into which the Administrative Agent shall be authorized to transfer the proceeds of any Borrowing requested or authorized pursuant to this Agreement.

"*GAAP*" means generally accepted accounting principles in the U.S.

"*Governmental Authority*" means the government of the U.S., any other nation or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

"*Growth Lending*" means Growth Lending LLC, a Georgia limited liability company.

"*Growth Lending GP*" means Growth Lending GP LLC, a Georgia limited liability company.

"*Guarantee*" of or by any Person (the "*guarantor*") means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation of any other Person (the "*primary obligor*") in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation or (d) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or obligation; provided that the term Guarantee shall not include endorsements for collection or deposit in the ordinary course of business.

"*Guaranteed Obligations*" has the meaning assigned to such term in Section 10.01.

"*Guarantor*" means Growth Lending, Growth Lending GP, each Subsidiary of each Borrower party hereto and any other Subsidiary of each Borrower who becomes a party to this Agreement, in accordance with the terms hereof, pursuant to a Joinder Agreement.

"*Guarantor Payment*" has the meaning assigned to such term in Section 10.11.

"*Increase Effective Date*" has the meaning assigned to such term in Section 2.04(c).

"*Incremental Amendment*" has the meaning assigned to such term in Section 2.04(e).

"*Incremental Facilities Limit*" means $100,000,000.

"*Incremental Increase*" has the meaning assigned to such term in Section 2.04(a).

"*Incremental Lender*" has the meaning assigned to such term in Section 2.04(b).

"*Indebtedness*" of any Person means, without duplication, (a) all obligations of such Person for borrowed money or with respect to deposits or advances of any kind, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person upon which interest charges are customarily paid, (d) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person, (e) all obligations of such Person in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business), (f) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed, (g) all Guarantees by such Person of Indebtedness of others, (h) all Capital Lease Obligations of such Person, (i) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guaranty, (j) all obligations, contingent or otherwise, of such Person in respect of bankers' acceptances, (k) obligations under any earn-out (which for all purposes of this Agreement shall be valued at the maximum potential amount payable with respect to each such earn-out) and (l) any other Off-Balance Sheet Liability, and (m) obligations, whether absolute or contingent and howsoever and whensoever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor), under (i) any and all Swap Agreements, and (ii) any and all cancellations, buy backs, reversals, terminations or assignments of any Swap Agreement transaction. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person's ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor.

"*Indemnified Taxes*" means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document and (b) to the extent not otherwise described in the foregoing clause (a), Other Taxes.

"*Indemnitee*" has the meaning assigned to such term in Section 9.03(c).

"*Ineligible Institution*" means, for the purposes of Section 9.04(b), a (a) natural person, (b) a Defaulting Lender or its Lender Parent, (c) holding company, investment vehicle or trust for, or owned and operated for the primary benefit of, a natural person or relative(s) thereof; provided that, with respect to clause (c), such holding company, investment vehicle or trust shall not constitute an Ineligible Institution if it (i) has not been established for the primary purpose of acquiring any Loans or Commitments, (ii) is managed by a professional advisor, who is not such natural person or a relative thereof, having significant experience in the business of making or purchasing commercial loans, and (iii) has assets greater than $25,000,000 and a significant part of its activities consist of making or purchasing commercial loans and similar extensions of credit in the ordinary course of its business, or (d) a Loan Party or a Subsidiary or other Affiliate of a Loan Party.

"*Information*" has the meaning assigned to such term in Section 9.12.

"*Interest Coverage Ratio*" means, for any period, the ratio of (a) Adjusted Net Investment Income for such period to (b) cash Interest Expense for such period.

"*Interest Election Request*" means a request by the Borrowers' Representative to convert or continue a Revolving Borrowing in accordance with Section 2.08, which shall be substantially in the form of Exhibit B-2 hereto or any other form approved by the Administrative Agent.

"*Interest Expense*" means, with reference to any period, total interest expense (including that attributable to Capital Lease Obligations) of the Borrowers and their Subsidiaries for such period with respect to all outstanding Indebtedness of the Borrowers and their Subsidiaries (including all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptances and net costs under Swap Agreements in respect of interest rates, to the extent such net costs are allocable to such period in accordance with GAAP), calculated for the Borrowers and their Subsidiaries on a consolidated basis for such period in accordance with GAAP.

"*Interest Payment Date*" means the 24th day of each calendar month and the Revolving Credit Maturity Date.

"*Interest Period*" means with respect to any Term Benchmark Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is one or three months thereafter (in each case, subject to the availability for the Benchmark applicable to the relevant Loan or Commitment), as the Borrowers may elect; provided that (a) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, (b) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period, and (c) no tenor that has been removed from this definition pursuant to Section 2.14(e) shall be available for specification in such Borrowing Request or Interest Election Request. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and thereafter shall be the effective date of the most recent conversion or continuation of such Borrowing.

"*Investment*" means, as to any Person, any direct or indirect acquisition or investment by such Person, whether by means of (a) the purchase or other acquisition of capital stock or other securities of another Person, (b) a loan, advance (excluding commission, travel, petty cash, relocation and similar advances to officers and employees made in the ordinary course of business) or capital contribution to, Guarantee or assumption of debt of, or purchase or other acquisition of any other debt or equity participation or interest in, another Person, including any partnership or joint venture interest in such other Person and any arrangement pursuant to which the investor Guaranteed Indebtedness of such other Person, or (c) the purchase or other acquisition (in one transaction or a series of transactions) of assets of another Person that constitute a business unit.

"*Investment Administration Agreement*" means that certain Administration Agreement dated as of February 27, 2025 by and between X1 Capital and Growth Lending, as Administrator, as the same may be amended, restated, supplemented or otherwise modified from time to time in accordance with the terms herein.

"*Investment Advisory Agreement*" means that certain Investment Advisory Agreement dated as of February 27, 2025, by and between X1 Capital and Growth Lending GP, as Advisor, as the same may be

amended, restated, supplemented or otherwise modified from time to time in accordance with the terms herein.

"*Investment Company Act*" means the Investment Company Act of 1940 (15 U.S.C. §§ 80a-1 et seq.), as amended, the rules and regulations promulgated thereunder, and any orders issued by the SEC thereunder applicable to the Loan Parties.

"*Investment Policies*" means the investment objectives, policies, restrictions and limitations adopted by the Borrowers.

"*IRS*" means the United States Internal Revenue Service.

"*Joinder Agreement*" means a Joinder Agreement in substantially the form of Exhibit E.

"*Lender Parent*" means, with respect to any Lender, any Person as to which such Lender is, directly or indirectly, a subsidiary.

"*Lender-Related Person*" has the meaning assigned to such term in Section 9.03(b).

"*Lenders*" means the Persons listed on the Commitment Schedule and any other Person that shall have become a Lender hereunder pursuant to an Assignment and Assumption or otherwise, other than any such Person that ceases to be a Lender hereunder pursuant to an Assignment and Assumption or otherwise.

"*Liabilities*" means any losses, claims (including intraparty claims), demands, damages or liabilities of any kind.

"*Lien*" means, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge or security interest in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities.

"*Loan Documents*" means, collectively, this Agreement, each promissory note issued pursuant to this Agreement, each Collateral Document, each Compliance Certificate, and each other agreement, instrument, document and certificate executed and delivered to, or in favor of, the Administrative Agent or any Lender and including each other pledge, power of attorney, consent, assignment, contract, notice, and each other written matter whether heretofore, now or hereafter executed by or on behalf of any Loan Party, or any employee of any Loan Party, and delivered to the Administrative Agent or any Lender in connection with this Agreement or the transactions contemplated hereby. Any reference in this Agreement or any other Loan Document to a Loan Document shall include all appendices, exhibits or schedules thereto, and all amendments, restatements, supplements or other modifications thereto, and shall refer to this Agreement or such Loan Document as the same may be in effect at any and all times such reference becomes operative.

"*Loan Guaranty*" means the Guarantee made by the Guarantors to the Secured Parties under Article X hereof.

"*Loan Parties*" means, collectively, the Borrowers and the Guarantors, and the term "*Loan Party*" shall mean any one of them or all of them individually, as the context may require.

"*Loans*" means the loans and advances made by the Lenders pursuant to this Agreement.

"*Margin Stock*" means margin stock within the meaning of Regulations T, U and X, as applicable.

"*Material Adverse Effect*" means a material adverse effect on (a) the business, assets, operations, prospects or condition, financial or otherwise, of the Loan Parties taken as a whole, (b) the ability of any Loan Party to perform any of its Obligations, (c) the Collateral, or the Administrative Agent's Liens (on behalf of itself and the other Secured Parties) on the Collateral or the priority of such Liens, or (d) the rights of or benefits available to the Administrative Agent or the Lenders under any of the Loan Documents.

"*Material Indebtedness*" means Indebtedness (other than the Loans), or obligations in respect of one or more Swap Agreements, of any one or more of the Borrowers and their Subsidiaries in an aggregate principal amount exceeding $500,000. For purposes of determining Material Indebtedness, the "principal amount" of the obligations of the Borrowers or any Subsidiary in respect of any Swap Agreement at any time shall be the maximum aggregate amount (giving effect to any netting agreements) that the Borrowers or such Subsidiary would be required to pay if such Swap Agreement were terminated at such time.

"*Maximum Rate*" has the meaning assigned to such term in Section 9.17.

"*Moody's*" means Moody's Investors Service, Inc.

"*Multiemployer Plan*" means a multiemployer plan as defined in Section 4001(a)(3) of ERISA.

"*Net Investment Income*" means, for any period, the consolidated net investment income (or loss) determined for the Loan Parties, on a consolidated basis in accordance with GAAP.

"*Net Proceeds*" means, with respect to any event, (a) the cash proceeds received in respect of such event including (i) any cash received in respect of any non-cash proceeds (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or purchase price adjustment receivable or otherwise, but excluding any interest payments), but only as and when received, (ii) in the case of a casualty, insurance proceeds and (iii) in the case of a condemnation or similar event, condemnation awards and similar payments, minus (b) the sum of (i) all reasonable fees and out-of-pocket expenses paid to third parties (other than Affiliates) in connection with such event, (ii) in the case of a Disposition of an asset, the amount of all payments required to be made as a result of such event to repay Indebtedness (other than Loans) secured by such asset or otherwise subject to mandatory prepayment as a result of such event and (iii) the amount of all taxes paid (or reasonably estimated to be payable) and the amount of any reserves established to fund contingent liabilities reasonably estimated to be payable, in each case during the year that such event occurred or the next succeeding year and that are directly attributable to such event (as determined reasonably and in good faith by a Financial Officer).

"*NYFRB*" means the Federal Reserve Bank of New York.

"*NYFRB's Website*" means the website of the NYFRB at http://www.newyorkfed.org, or any successor source.

"*Obligated Party*" has the meaning assigned to such term in Section 10.02.

"*Obligations*" means all unpaid principal of and accrued and unpaid interest on the Loans, all accrued and unpaid fees and all expenses, reimbursements, indemnities and other obligations and indebtedness (including interest and fees accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding), obligations and liabilities of any of the Loan Parties to any of the Lenders, the Administrative Agent or any indemnified party, individually or collectively, existing on the Effective Date or arising thereafter, direct or

indirect, joint or several, absolute or contingent, matured or unmatured, liquidated or unliquidated, secured or unsecured, arising by contract, operation of law or otherwise, arising or incurred under this Agreement or any of the other Loan Documents or in respect of any of the Loans made or reimbursement or other obligations incurred or any of the other instruments at any time evidencing any thereof.

"*Obligor*" means, with respect to any Bridge Loan, the Person or Persons obligated to make payments pursuant to such Bridge Loan, including any guarantor thereof.

"*Off-Balance Sheet Liability*" of a Person means (a) any repurchase obligation or liability of such Person with respect to accounts or notes receivable sold by such Person, (b) any indebtedness, liability or obligation under any so-called "synthetic lease" transaction entered into by such Person, or (c) any indebtedness, liability or obligation arising with respect to any other transaction which is the functional equivalent of or takes the place of borrowing but which does not constitute a liability on the balance sheet of such Person (other than operating leases).

"*Other Connection Taxes*" means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Taxes (other than a connection arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to, or enforced, any Loan Document, or sold or assigned an interest in any Loan or any Loan Document).

"*Other Taxes*" means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 2.19).

"*Paid in Full*" or "*Payment in Full*" means, (a) the indefeasible payment in full in cash of all outstanding Loans, together with accrued and unpaid interest thereon, (b) the indefeasible payment in full in cash of the accrued and unpaid fees, (c) the indefeasible payment in full in cash of all reimbursable expenses and other Secured Obligations (other than Unliquidated Obligations for which no claim has been made and other obligations expressly stated to survive such payment and termination of this Agreement), together with accrued and unpaid interest thereon, (d) the termination of all Commitments, and (e) the termination of the Swap Agreement Obligations or entering into other arrangements satisfactory to the Secured Parties counterparties thereto.

"*Participant*" has the meaning assigned to such term in Section 9.04(c)(i).

"*Participant Register*" has the meaning assigned to such term in Section 9.04(c)(ii).

"*Payment*" has the meaning assigned to it in Section 8.06(c)(i).

"*Payment Notice*" has the meaning assigned to it in Section 8.06(c)(ii).

"*Payment Recipient*" has the meaning assigned to it in Section 8.10(a).

"*PBGC*" means the Pension Benefit Guaranty Corporation referred to and defined in ERISA and any successor entity performing similar functions.

"*Permanent Loan*" means a loan to be made by a Permanent Loan Lender to an Obligor under either (i) the USDA's OneRD Secured Loan Initiative supported by a USDA Guarantee or (ii) the SBA's 7(a) loan guaranty program, provided such Permanent Loan Lender has been approved by the relevant agency for the relevant loan guarantee program.

"*Permanent Loan Lender*" means a bank, credit union or other financial institution that has been approved either by the USDA to underwrite and make loans under the USDA's OneRD Secured Loan Initiative or by the SBA to under underwrite and make loans under the SBA 7(a) loan guarantee program.

"*Permitted Discretion*" means a determination made in good faith and in the exercise of reasonable (from the perspective of a secured lender) business judgment.

"*Permitted Encumbrances*" means:

(a) Liens imposed by law for Taxes that are not yet due or are being contested in compliance with Section 5.04; and

(b) judgment Liens in respect of judgments that do not constitute an Event of Default under clause (k) of Article VII;

provided that the term "*Permitted Encumbrances*" shall not include any Lien securing Indebtedness, except with respect to clause (b) above.

"*Person*" means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

"*Plan*" means any employee pension benefit plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which the Borrowers or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an "employer" as defined in Section 3(5) of ERISA.

"*Plan Asset Regulations*" means 29 CFR § 2510.3-101 *et seq.*, as modified by Section 3(42) of ERISA, as amended from time to time.

"*Prepayment Event*" means:

(a) any Disposition of (i) any property or asset constituting a Bridge Loan and included in the calculation of the Borrowing Base prior to such Disposition or (ii) any property or asset other than property constituting a Bridge Loan, the Net Proceeds of which exceeds $500,000; or

(b) any casualty or other insured damage to, or any taking under power of eminent domain or by condemnation or similar proceeding of any property or asset of any Loan Party; or

(c) the issuance by the Borrowers of any Equity Interests, or the receipt by the Borrowers of any capital contribution (including in connection with Borrowers exercising its Cure Right pursuant to Section 7.03); or

(d) the incurrence by any Loan Party or any Subsidiary of any Indebtedness that (i) is not permitted under Section 6.01 or (ii) constitutes Cure Debt Securities.

"*Prime Rate*" means the rate of interest last quoted by The Wall Street Journal as the "Prime Rate" in the U.S. or, if The Wall Street Journal ceases to quote such rate, the highest per annum interest rate published by the Federal Reserve Board in Federal Reserve Statistical Release H.15 (519) (Selected Interest Rates) as the "bank prime loan" rate or, if such rate is no longer quoted therein, any similar rate quoted therein (as determined by the Administrative Agent) or any similar release by the Federal Reserve Board (as determined by the Administrative Agent). Each change in the Prime Rate shall be effective from and including the date such change is publicly announced or quoted as being effective.

"*Proceeding*" means any claim, litigation, investigation, action, suit, arbitration or administrative, judicial or regulatory action or proceeding in any jurisdiction.

"*Projections*" has the meaning assigned to such term in Section 5.01(a)(vi).

"*PTE*" means a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time.

"*QFC*" has the meaning assigned to the term "qualified financial contract" in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

"*QFC Credit Support*" has the meaning assigned to it in Section 9.21.

"*Qualified ECP Guarantor*" means, in respect of any Swap Obligation, each Loan Party that has total assets exceeding $10,000,000 at the time the relevant Loan Guaranty or grant of the relevant security interest becomes or would become effective with respect to such Swap Obligation or such other person as constitutes an "eligible contract participant" under the Commodity Exchange Act or any regulations promulgated thereunder and can cause another person to qualify as an "eligible contract participant" at such time by entering into a keepwell under Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

"*Recipient*" means, as applicable, the Administrative Agent, any Lender, or any combination thereof (as the context requires).

"*Reference Time*" with respect to any setting of the then-current Benchmark means (a) if such Benchmark is the Term SOFR Rate, 5:00 p.m. (New York City time) on the day that is two (2) Business Days preceding the date of such setting, or (b) if such Benchmark is not the Term SOFR Rate, the time determined by the Administrative Agent in its reasonable discretion.

"*Register*" has the meaning assigned to such term in Section 9.04(b)(iv).

"*Regulation D*" means Regulation D of the Federal Reserve Board, as in effect from time to time and all official rulings and interpretations thereunder or thereof.

"*Regulation T*" means Regulation T of the Federal Reserve Board, as in effect from time to time and all official rulings and interpretations thereunder or thereof.

"*Regulation U*" means Regulation U of the Federal Reserve Board, as in effect from time to time and all official rulings and interpretations thereunder or thereof.

"*Regulation X*" means Regulation X of the Federal Reserve Board, as in effect from time to time and all official rulings and interpretations thereunder or thereof.

"*Related Parties*" means, with respect to any specified Person, such Person's Affiliates and the respective directors, officers, partners, members, trustees, employees, agents, administrators, managers, representatives and advisors of such Person and such Person's Affiliates.

"*Relevant Governmental Body*" means the Federal Reserve Board and/or the NYFRB, the CME Term SOFR Administrator, as applicable, or a committee officially endorsed or convened by the Federal Reserve Board and/or the NYFRB, or, in each case, any successor thereto.

"*Relevant Rate*" means, with respect to any Term Benchmark Borrowing, the Term SOFR Rate.

"*Report*" means reports prepared by the Administrative Agent or another Person showing the results of appraisals, field examinations or audits pertaining to the Borrowers' assets from information furnished by or on behalf of each Borrower, after the Administrative Agent has exercised its rights of inspection pursuant to this Agreement, which Reports may be distributed to the Lenders by the Administrative Agent.

"*Required Contribution Date*" has the meaning assigned to such term in Section 7.03(b).

"*Required Lenders*" means, subject to Section 2.20, at any time prior to the earlier of the Loans becoming due and payable pursuant to Article VII or the Commitments terminating or expiring, Lenders having Credit Exposure and Unfunded Commitments representing more than 50% of the sum of the Aggregate Credit Exposure and Unfunded Commitments at such time; provided that, (a) in the event there are only two Lenders, Required Lenders shall mean both Lenders, and (b) in the event there are three or four Lenders, Required Lenders shall mean Lenders having Credit Exposure and Unfunded Commitments representing more than 66 ⅔% of the sum of the Aggregate Credit Exposure and Unfunded Commitments at such time.

"*Requirement of Law*" means, with respect to any Person, (a) the charter, articles or certificate of organization or incorporation and bylaws or operating, management or partnership agreement, or other organizational or governing documents of such Person and (b) any statute, law (including common law), treaty, rule, regulation, code, ordinance, order, decree, writ, judgment, injunction or determination of any arbitrator or court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

"*Resolution Authority*" means an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

"*Responsible Officer*" means the president, Financial Officer or other executive officer of each Borrower.

"*Restricted Payment*" means any dividend or other distribution (whether in cash, securities or other property) with respect to any Equity Interests in the Borrowers or any Subsidiary, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such Equity Interests or any option, warrant or other right to acquire any such Equity Interests.

"*Revolving Borrowing*" means Revolving Loans of the same Type, made, converted or continued on the same date.

"*Revolving Commitment*" means, with respect to each Lender, the amount set forth on the Commitment Schedule opposite such Lender's name, or in the Assignment and Assumption or other

documentation or record (as such term is defined in Section 9-102(a)(70) of the New York Uniform Commercial Code) as provided in Section 9.04(b)(ii)(C), pursuant to which such Lender shall have assumed its Revolving Commitment, as applicable, as such Revolving Commitment may be reduced or increased from time to time pursuant to (a) Incremental Increases pursuant to Section 2.04 and (b) assignments by or to such Lender pursuant to Section 9.04; provided, that at no time shall the Revolving Exposure of any Lender exceed its Revolving Commitment. The initial aggregate amount of the Lenders' Revolving Commitments is $15,000,000.

"*Revolving Credit Facility*" means the revolving credit facility established pursuant to Article II (including any increase in such revolving credit facility pursuant to Section 2.04).

"*Revolving Credit Maturity Date*" means July 24, 2027 (if the same is a Business Day, or if not then the immediately next succeeding Business Day), or any earlier date on which the Revolving Commitments are reduced to zero or otherwise terminated pursuant to the terms hereof.

"*Revolving Exposure*" means, with respect to any Lender, at any time, the sum of the aggregate outstanding principal amount of such Lender's Revolving Loans at such time.

"*Revolving Lender*" means, as of any date of determination, a Lender with a Revolving Commitment or, if the Revolving Commitments have terminated or expired, a Lender with Revolving Exposure.

"*Revolving Loan*" means a Loan made pursuant to Section 2.01(a).

"*RIC*" means a Person qualifying for treatment as a "regulated investment company" under the Code.

"*SBA Guarantee*" a loan note guarantee (on SBA Form 750) to be executed and delivered by the SBA to a Permanent Loan Lender, guaranteeing at least 75% of the principal amount of the Permanent Loan.

"*S&P*" means Standard & Poor's Ratings Services, a Standard & Poor's Financial Services LLC business.

"*Sanctioned Country*" means, at any time, a country, region or territory which is itself the subject or target of any Sanctions (at the Effective Date, the so-called Donetsk People's Republic, the so-called Luhansk People's Republic, the Crimea, Kherson and Zaporizhzhia regions of Ukraine, Cuba, Iran, North Korea, Sudan and Syria).

"*Sanctioned Person*" means, at any time, (a) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, (b) any Person operating, organized or resident in a Sanctioned Country, (c) any Person owned or controlled by any such Person or Persons described in the foregoing clauses (a) or (b), or (d) any Person otherwise the subject of any Sanctions.

"*Sanctions*" means all economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State.

"*SEC*" means the Securities and Exchange Commission of the U.S.

"*Secured Obligations*" means all Obligations, together with all (a) Banking Services Obligations and (b) Swap Agreement Obligations owing to one or more Lenders or their respective Affiliates; provided, however, that the definition of "*Secured Obligations*" shall not create any guarantee by any Guarantor of (or grant of security interest by any Guarantor to support, as applicable) any Excluded Swap Obligations of such Guarantor for purposes of determining any obligations of any Guarantor.

"*Secured Parties*" means (a) the Lenders, (b) the Administrative Agent, (c) each provider of Banking Services, to the extent the Banking Services Obligations in respect thereof constitute Secured Obligations, (d) each counterparty to any Swap Agreement, to the extent the obligations thereunder constitute Secured Obligations, (e) the beneficiaries of each indemnification obligation undertaken by any Loan Party under any Loan Document and (f) the successors and assigns of each of the foregoing.

"*Securities Exchange Act*" means the Securities Exchange Act of 1934 (15 U.S.C. §§ 78a et seq.), as amended, the rules and regulations promulgated thereunder, and any orders issued by the SEC thereunder applicable to the Loan Parties.

"*Security Agreement*" means that certain Pledge and Security Agreement (including any and all supplements thereto), dated as of the Effective Date, among the Loan Parties and the Administrative Agent, for the benefit of the Administrative Agent and the other Secured Parties, and any other pledge or security agreement entered into, after the Effective Date by any other Loan Party (as required by this Agreement or any other Loan Document) or any other Person for the benefit of the Administrative Agent and the other Secured Parties, as the same may be amended, restated, supplemented or otherwise modified from time to time.

"*SOFR*" means a rate equal to the secured overnight financing rate as administered by the SOFR Administrator.

"*SOFR Administrator*" means the NYFRB (or a successor administrator of the secured overnight financing rate).

"*SOFR Administrator's Website*" means the NYFRB's website, currently at http://www.newyorkfed.org, or any successor source for the secured overnight financing rate identified as such by the SOFR Administrator from time to time.

"*SOFR Determination Date*" has the meaning specified in the definition of Daily Simple SOFR.

"*SOFR Rate Day*" has the meaning specified in the definition of Daily Simple SOFR.

"*Statements*" has the meaning assigned to such term in Section 2.18(f).

"*Subordinated Indebtedness*" of a Person means any Indebtedness of such Person, the payment of which is subordinated to payment of the Obligations to the written satisfaction of the Administrative Agent.

"*subsidiary*" means, with respect to any Person (the "*parent*") at any date, any corporation, limited liability company, partnership, association or other entity the accounts of which would be consolidated with those of the parent in the parent's consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date, as well as any other corporation, limited liability company, partnership, association or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, controlled or held, by the parent and/or one or more subsidiaries of the parent.

"*Subsidiary*" means any direct or indirect subsidiary of the Borrowers or a Loan Party, as applicable.

"*Supported QFC*" has the meaning assigned to it in Section 9.21.

"*Swap Agreement*" means any agreement with respect to any swap, forward, spot, future, credit default or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of the Borrowers or the Subsidiaries shall be a Swap Agreement.

"*Swap Agreement Obligations*" means any and all obligations of the Loan Parties, whether absolute or contingent and howsoever and whensoever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor), under (a) any Swap Agreement permitted hereunder with a Lender or an Affiliate of a Lender, and (b) any cancellations, buy backs, reversals, terminations or assignments of any Swap Agreement transaction permitted hereunder with a Lender or an Affiliate of a Lender.

"*Swap Obligation*" means, with respect to any Guarantor, any obligation to pay or perform under any agreement, contract or transaction that constitutes a "swap" within the meaning of Section 1a(47) of the Commodity Exchange Act or any rules or regulations promulgated thereunder.

"*Tangible Net Worth*" means, with respect to any Person, the consolidated net worth of such Person and its consolidated Subsidiaries calculated in accordance with GAAP after subtracting therefrom the aggregate amount of the intangible assets of such Person and its consolidated Subsidiaries, including, without limitation, goodwill, franchises, licenses, patents, trademarks, tradenames, copyrights and service marks.

"*Taxes*" means any and all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), value added taxes, or any other goods and services, use or sales taxes, assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

"*Term Benchmark*" when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, is bearing interest at a rate determined by reference to the Term SOFR Rate.

"*Term SOFR Determination Day*" has the meaning assigned to it under the definition of Term SOFR Reference Rate.

"*Term SOFR Rate*" means, with respect to any Term Benchmark Borrowing and for any tenor comparable to the applicable Interest Period, the Term SOFR Reference Rate at approximately 5:00 p.m., New York City time, two (2) U.S. Government Securities Business Days prior to the commencement of such tenor comparable to the applicable Interest Period, as such rate is published by the CME Term SOFR Administrator.

"*Term SOFR Reference Rate*" means, for any day and time (such day, the "*Term SOFR Determination Day*"), and for any tenor comparable to the applicable Interest Period, the rate per annum determined by the Administrative Agent as the forward-looking term rate based on SOFR. If by 5:00 p.m.

(New York City time) on such Term SOFR Determination Day, the "Term SOFR Reference Rate" for the applicable tenor has not been published by the CME Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Rate has not occurred, then the Term SOFR Reference Rate for such Term SOFR Determination Day will be the Term SOFR Reference Rate as published in respect of the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate was published by the CME Term SOFR Administrator, so long as such first preceding Business Day is not more than five (5) Business Days prior to such Term SOFR Determination Day.

"*TNW Modification Date*" means the date on which the earlier of the following occurs: (a) the first anniversary of the Effective Date and (b) the consummation of an Incremental Increase.

"*Total Debt*" means, at any date, the aggregate principal amount of all Indebtedness determined for the Borrower and its Subsidiaries on a consolidated basis at such date.

"*Transactions*" means the execution, delivery and performance by the Borrowers of this Agreement and the other Loan Documents, the borrowing of Loans and other credit extensions, and the use of the proceeds thereof.

"*Triggering Event*" means with respect to a Bridge Loan, (a) a default under such Bridge Loan (after giving effect to any grace and/or cure period set forth in the applicable loan document), which causes the indebtedness thereunder to become due or to be repurchased, prepaid, defeased or redeemed, (b) the Obligor of such Bridge Loan becomes subject to an Bankruptcy Event.

"*Type*", when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans comprising such Borrowing, is determined by reference to the Term SOFR Rate or the Alternate Base Rate.

"*UCC*" means the Uniform Commercial Code as in effect from time to time in the State of New York or in any other state, the laws of which are required to be applied in connection with the issue of perfection of security interests.

"*Unadjusted Benchmark Replacement*" means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

"*Unfunded Commitment*" means, with respect to each Lender, the Revolving Commitment of such Lender less its Revolving Exposure.

"*Unliquidated Obligations*" means, at any time, any Secured Obligations (or portion thereof) that are contingent in nature or unliquidated at such time, including any Secured Obligation that is: (a) an obligation to reimburse a bank for drawings not yet made under a letter of credit issued by it; (b) any other obligation (including any guarantee) that is contingent in nature at such time; or (c) an obligation to provide collateral to secure any of the foregoing types of obligations.

"*U.S.*" means the United States of America.

"*U.S. Government Securities Business Day*" means any day except for (a) a Saturday, (b) a Sunday or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

"*U.S. Person*" means a "United States person" within the meaning of Section 7701(a)(30) of the Code.

"*U.S. Special Resolution Regimes*" has the meaning assigned to it in Section 9.21.

"*U.S. Tax Compliance Certificate*" has the meaning assigned to such term in Section 2.17(f)(ii)(B)(III).

"*USA PATRIOT Act*" means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001.

"*USDA*" means the United States Department of Agriculture and any successor federal agency.

"*USDA Conditional Commitment*" means a conditional commitment, issued by the USDA, for the issuance of a USDA Guarantee under the USDA's OneRD Secured Loan Initiative, together with any amendments or supplements thereto.

"*USDA Guarantee*" a loan note guarantee (on Form RD 5001-4) to be executed and delivered by the USDA to a Permanent Loan Lender, guaranteeing 80% of the principal amount of the Permanent Loan.

"*Withdrawal Liability*" means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

"*Woodforest*" means Woodforest National Bank, in its individual capacity, and its successors.

"*Write-Down and Conversion Powers*" means, (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

"*X1 Capital*" means X1 Capital Inc., a Maryland corporation.

Section 1.02 Classification of Loans and Borrowings. For purposes of this Agreement, Loans and Borrowings may be classified and referred to by Type (*e.g.*, a "Term Benchmark Loan" or an "ABR Loan").

Section 1.03 Terms Generally. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation". The word "law" shall be construed as referring to all statutes, rules, regulations, codes and other laws (including official rulings and interpretations thereunder having the force of law or with which affected Persons customarily comply) and all judgments, orders and decrees of all Governmental Authorities. The word "will" shall be construed to have the same meaning and effect as the word "shall". Unless the context requires otherwise (a) any

definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, restated, supplemented or otherwise modified (subject to any restrictions on such amendments, restatements, supplements or modifications set forth herein), (b) any definition of or reference to any statute, rule or regulation shall be construed as referring thereto as from time to time amended, supplemented or otherwise modified (including by succession of comparable successor laws), (c) any reference herein to any Person shall be construed to include such Person's successors and assigns (subject to any restrictions on assignments set forth herein) and, in the case of any Governmental Authority, any other Governmental Authority that shall have succeeded to any or all functions thereof, (d) the words "herein", "hereof" and "hereunder", and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (e) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, (f) any reference in any definition to the phrase "at any time" or "for any period" shall refer to the same time or period for all calculations or determinations within such definition, and (g) the words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

Section 1.04 Accounting Terms; GAAP; Rounding.

(a) Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time; provided that, if after the Effective Date there occurs any change in GAAP or in the application thereof on the operation of any provision hereof and the Borrowers notify the Administrative Agent that the Borrowers request an amendment to any provision hereof to eliminate the effect of such change in GAAP or in the application thereof (or if the Administrative Agent notifies the Borrowers that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith. Notwithstanding any other provision contained herein, all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made (i) without giving effect to any election under Financial Accounting Standards Board Accounting Standards Codification 825-10-25 (or any other Accounting Standards Codification or Financial Accounting Standard having a similar result or effect) to value any Indebtedness or other liabilities of any Loan Party at "fair value", as defined therein and (ii) without giving effect to any treatment of Indebtedness under Financial Accounting Standards Board Accounting Standards Codification 470-20 or 2015-03 (or any other Accounting Standards Codification or Financial Accounting Standard having a similar result or effect) to value any such Indebtedness in a reduced or bifurcated manner as described therein, and such Indebtedness shall at all times be valued at the full stated principal amount thereof.

(b) Notwithstanding anything to the contrary contained in Section 1.04(a) or in the definition of "*Capital Lease Obligations*", any change in accounting for leases pursuant to GAAP resulting from the adoption of Financial Accounting Standards Board Accounting Standards Update No. 2016-02, Leases (Topic 842), to the extent such adoption would require treating any lease (or similar arrangement conveying the right to use) as a capital lease where such lease (or similar arrangement) would not have been required to be so treated under GAAP as in effect on December 31, 2015, such lease shall not be considered a capital lease, and all calculations and deliverables under this Agreement or any other Loan Document shall be made or delivered, as applicable, in accordance therewith.

(c) Any financial ratios required to be maintained by any Loan Party pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).

Section 1.05 Interest Rates; Benchmark Notification. The interest rate on a Loan denominated in dollars may be derived from an interest rate benchmark that may be discontinued or is, or may in the future become, the subject of regulatory reform. Upon the occurrence of a Benchmark Transition Event, Section 2.14(b) provides a mechanism for determining an alternative rate of interest. The Administrative Agent does not warrant or accept any responsibility for, and shall not have any liability with respect to, the administration, submission, performance or any other matter related to any interest rate used in this Agreement, or with respect to any alternative or successor rate thereto, or replacement rate thereof, including without limitation, whether the composition or characteristics of any such alternative, successor or replacement reference rate will be similar to, or produce the same value or economic equivalence of, the existing interest rate being replaced or have the same volume or liquidity as did any existing interest rate prior to its discontinuance or unavailability. The Administrative Agent and its affiliates and/or other related entities may engage in transactions that affect the calculation of any interest rate used in this Agreement or any alternative, successor or alternative rate (including any Benchmark Replacement) and/or any relevant adjustments thereto, in each case, in a manner adverse to the Borrowers. The Administrative Agent may select information sources or services in its reasonable discretion to ascertain any interest rate used in this Agreement, any component thereof, or rates referenced in the definition thereof, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrowers, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

Section 1.06 [Section Intentionally Omitted].

Section 1.07 Status of Obligations. In the event that the Borrowers or any other Loan Party shall at any time issue or have outstanding any Subordinated Indebtedness, the Borrowers shall take or cause such other Loan Party to take all such actions as shall be necessary to cause the Obligations to constitute senior indebtedness (however denominated) in respect of such Subordinated Indebtedness and to enable the Administrative Agent and the Lenders to have and exercise any payment blockage or other remedies available or potentially available to holders of senior indebtedness under the terms of such Subordinated Indebtedness. Without limiting the foregoing, the Secured Obligations are hereby designated as "senior indebtedness" and as "designated senior indebtedness" and words of similar import under and in respect of any indenture or other agreement or instrument under which such Subordinated Indebtedness is outstanding and are further given all such other designations as shall be required under the terms of any such Subordinated Indebtedness in order that the Lenders may have and exercise any payment blockage or other remedies available or potentially available to holders of senior indebtedness under the terms of such Subordinated Indebtedness.

Section 1.08 [Section Intentionally Omitted].

Section 1.09 Divisions. For all purposes under the Loan Documents, in connection with any Division or plan of division under Delaware law (or any comparable event under a different jurisdiction's laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed

to have been organized and acquired on the first date of its existence by the holders of its Equity Interests at such time.

ARTICLE II
THE CREDITS

Section 2.01 Revolving Commitments. Subject to the terms and conditions set forth herein, each Lender severally (and not jointly) agrees to make Revolving Loans in Dollars to the Borrowers from time to time during the Availability Period in an aggregate principal amount that will not result in (i) such Lender's Revolving Exposure exceeding such Lender's Revolving Commitment or (ii) the Aggregate Revolving Exposure exceeding the lesser of (A) the aggregate Revolving Commitments and (B) the Borrowing Base. Within the foregoing limits and subject to the terms and conditions set forth herein, the Borrowers may borrow, prepay and reborrow Revolving Loans.

Section 2.02 Loans and Borrowings.

(a) Each Loan shall be made by the Lenders ratably in accordance with their respective Commitments. The failure of any Lender to make any Loan required to be made by it shall not relieve any other Lender of its obligations hereunder; provided that the Commitments of the Lenders are several and no Lender shall be responsible for any other Lender's failure to make Loans as required.

(b) Subject to Section 2.14, each Revolving Borrowing shall be comprised entirely of ABR Loans or Term Benchmark Loans as the Borrowers may request in accordance herewith. Each Lender at its option may make any Loan by causing any domestic or foreign branch or Affiliate of such Lender to make such Loan (and in the case of an Affiliate, the provisions of Sections 2.14, 2.15, 2.16 and 2.17 shall apply to such Affiliate to the same extent as to such Lender); provided that any exercise of such option shall not affect the obligation of the Borrowers to repay such Loan in accordance with the terms of this Agreement.

(c) For any Term Benchmark Borrowing, such Borrowing shall be in an aggregate amount that is an integral multiple of $1,000 and not less than $500,000. ABR Borrowings may be in any amount. Borrowings of more than one Type may be outstanding at the same time.

(d) Notwithstanding any other provision of this Agreement, the Borrowers shall not be entitled to request, or to elect to convert or continue, any Borrowing if the Interest Period requested with respect thereto would end after the Revolving Credit Maturity Date.

Section 2.03 Requests for Borrowings. To request a Borrowing, the Borrowers' Representative shall notify the Administrative Agent of such request either in writing (delivered by hand or fax) by delivering a Borrowing Request signed by a Responsible Officer of the Borrowers or through Electronic System, if arrangements for doing so have been approved by the Administrative Agent, (a) in the case of a Term Benchmark Borrowing, not later than 10:00 a.m., New York City time, two Business Days before the date of the proposed Borrowing (or a later date and time as agreed by the Administrative Agent) or (b) in the case of an ABR Borrowing, not later than noon (or a later time as agreed by the Administrative Agent), New York City time, on the date of the proposed Borrowing. Each such Borrowing Request shall be irrevocable. Each such Borrowing Request shall specify the following information in compliance with Section 2.01:

(i) the aggregate amount of the requested Borrowing, and a breakdown of the separate wires comprising such Borrowing;

(ii) the date of such Borrowing, which shall be a Business Day;

(iii) whether such Borrowing is to be an ABR Borrowing or a Term Benchmark Borrowing; and

(iv) in the case of a Term Benchmark Borrowing, the initial Interest Period to be applicable thereto, which shall be a period contemplated by the definition of the term "*Interest Period*".

If no election as to the Type of Revolving Borrowing is specified, then the requested Revolving Borrowing shall be an ABR Borrowing. If no Interest Period is specified with respect to any requested Term Benchmark Borrowing, then the Borrowers shall be deemed to have selected an Interest Period of one month's duration. Promptly following receipt of a Borrowing Request in accordance with this Section, the Administrative Agent shall advise each Lender of the details thereof and of the amount of such Lender's Loan to be made as part of the requested Borrowing. No more than four (4) requests for Borrowings may be made in any calendar month. Each request for a Borrowing shall be accompanied by a current Borrowing Base Certificate and a current Compliance Certificate, in each case, completed on a pro forma basis after giving effect to such Borrowing and the Bridge Loans to be made or acquired with the proceeds thereof.

Section 2.04 Incremental Increases.

(a) At any time after the Effective Date, upon written notice to the Administrative Agent, the Borrowers may, from time to time, request one or more increases in the Revolving Commitments (each, an "*Incremental Increase*"); provided that (A) after giving effect to such requested Incremental Increase, the aggregate Revolving Commitments shall not exceed the Incremental Facilities Limit, (B) any such Incremental Increase shall be in a minimum amount of $10,000,000 (or such lesser amount as agreed to by the Administrative Agent) or, if less, the remaining amount of the Incremental Facilities Limit, (C) no Lender will be required or otherwise obligated to provide any portion of such Incremental Increase, (D) unless otherwise approved by the Administrative Agent, no more than nine (9) Incremental Increases shall be permitted to be requested during the term of this Agreement and (E) no more than one (1) Incremental Increase may be requested in any fiscal quarter.

(b) Each notice from the Borrowers pursuant to this Section 2.04 shall set forth the requested amount and proposed terms of the relevant Incremental Increase. Incremental Increases may be provided by any existing Lender or by any other Persons (each such Lender or other Person, an "*Incremental Lender*"); provided that the Administrative Agent shall have consented (not to be unreasonably withheld or delayed) to such Incremental Lender's providing such Incremental Increases to the extent any such consent would be required under Section 9.04 for an assignment of Loans or Commitments, as applicable, to such Incremental Lender. At the time of sending such notice, the Borrowers (in consultation with the Administrative Agent) shall specify the time period within which each proposed Incremental Lender is requested to respond, which shall in no event be less than five (5) Business Days from the date of delivery of such notice to the proposed Incremental Lenders (or such shorter period as agreed to by the Administrative Agent). Each proposed Incremental Lender may elect or decline, in its sole discretion, and shall notify the Administrative Agent in writing within such time period whether it agrees to provide an Incremental Increase and, if so, whether by an amount equal to, greater than or less than requested. Any Person not responding within such time period shall be deemed to have declined to provide an Incremental Increase.

(c) The Administrative Agent and the Borrowers shall determine the effective date (the "*Increase Effective Date*") and the final allocation of such Incremental Increase. The

Administrative Agent shall promptly notify the Borrowers and the Incremental Lenders of the final allocation of such Incremental Increases and the Increase Effective Date (limited in the case of the Incremental Lenders to their own respective allocations thereof).

(d) The terms of each Incremental Increase (which shall be set forth in the relevant Incremental Amendment) shall be determined by the Borrowers and the applicable Incremental Lenders; provided that:

(i) each such Incremental Increase shall have the same terms, including maturity and Applicable Rate as, and be a part of, the Revolving Credit Facility; provided that (x) any upfront fees payable by the Borrowers to the Lenders under any Incremental Increases may differ from those payable under the then existing Revolving Commitments and (y) the Applicable Rate applicable to any Incremental Increase may be higher than the Applicable Rate applicable to the Revolving Credit Facility prior to such Increase Effective Date if the Applicable Rate applicable to the Revolving Credit Facility is increased to equal the Applicable Rate applicable to such Incremental Increase; and

(ii) the outstanding Revolving Loans will be reallocated by the Administrative Agent on the applicable Increase Effective Date among the Lenders (including the Incremental Lenders providing such Incremental Increase) in accordance with their revised Applicable Percentages, and the Revolving Lenders (including the Incremental Lenders providing such Incremental Increase) agree to make all payments and adjustments necessary to effect such reallocation, and the Borrowers shall pay any and all costs required pursuant to Section 2.16 in connection with such reallocation as if such reallocation were a repayment.

(e) Each such Incremental Increase shall be effected pursuant to an amendment (an "*Incremental Amendment*") to this Agreement and, as appropriate, the other Loan Documents, executed by the Loan Parties, the Administrative Agent and the applicable Incremental Lenders, which Incremental Amendment may, without the consent of any other Lenders, effect such amendments to this Agreement and the other Loan Documents as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent, to effect the provisions of this Section 2.04.

(f) Any Incremental Increase shall become effective as of such Increase Effective Date and shall be subject to the following conditions precedent:

(i) no Default or Event of Default shall exist on such Increase Effective Date immediately prior to or after giving effect to (A) such Incremental Increase or (B) the making of the initial Revolving Borrowings pursuant thereto;

(ii) the representations and warranties contained in this Agreement and the other Loan Documents shall be true and correct in all material respects, except for any representation and warranty that is qualified by materiality or reference to Material Adverse Effect, which such representation and warranty shall be true and correct in all respects, on and as of such Increase Effective Date with the same effect as if made on and as of such date (except for any such representation and warranty that by its terms is made only as of an earlier date, which representation and warranty shall remain true and correct in all material respects as of such earlier date, except for any representation and warranty that is qualified by materiality or reference to Material Adverse Effect, which such representation and warranty shall be true and correct in all respects as of such earlier date); and

(iii) the Administrative Agent shall have received:

(A) an Incremental Amendment duly executed by the Administrative Agent, each of the Loan Parties and the applicable Incremental Lenders;

(B) if requested by the Administrative Agent, a certificate duly executed by a Responsible Officer of the Borrowers certifying that such Incremental Increase satisfies the requirements of this Section 2.04;

(C) any customary legal opinions or other documents (including, without limitation, a resolution duly adopted by the board of directors (or equivalent governing body) of each Loan Party authorizing such Incremental Increase and the terminations contemplated thereby), as may be reasonably requested by Administrative Agent in connection with any such transaction.

(g) The proceeds of any Incremental Increase may be used by the Borrowers and their Subsidiaries for working capital and other general corporate purposes, including the financing of Investments permitted hereunder and any other use not prohibited by this Agreement.

Section 2.05 [Section Intentionally Omitted]

Section 2.06 [Section Intentionally Omitted]

Section 2.07 Funding of Borrowings.

(a) Each Lender shall make each Loan to be made by such Lender hereunder on the proposed date thereof solely by wire transfer of immediately available funds by 2:00 p.m., New York City time, to the account of the Administrative Agent most recently designated by it for such purpose by notice to the Lenders in an amount equal to such Lender's Applicable Percentage. The Administrative Agent will make such Loans available to the Borrowers by promptly crediting the funds so received in the aforesaid account of the Administrative Agent to the Funding Account.

(b) Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any Borrowing that such Lender will not make available to the Administrative Agent such Lender's share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with paragraph (a) of this Section and may, in reliance upon such assumption, make available to the Borrowers a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the applicable Lender and the Borrowers each severally agree to pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Borrowers to but excluding the date of payment to the Administrative Agent, at (i) in the case of such Lender, the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation or (ii) in the case of the Borrowers, the interest rate applicable to ABR Loans. If such Lender pays such amount to the Administrative Agent, then such amount shall constitute such Lender's Loan included in such Borrowing; provided, that any interest received from the Borrowers by the Administrative Agent during the period beginning when Administrative Agent funded the Borrowing until such Lender pays such amount shall be solely for the account of the Administrative Agent.

Section 2.08 Interest Elections.

(a) Each Borrowing initially shall be of the Type specified in the applicable Borrowing Request and, in the case of a Term Benchmark Borrowing, shall have an initial Interest Period as specified in such Borrowing Request. Thereafter, the Borrowers may elect to convert such Borrowing to a different Type or to continue such Borrowing and, in the case of a Term Benchmark Borrowing, may elect Interest Periods therefor, all as provided in this Section. The Borrowers may elect different options with respect to different portions of the affected Borrowing, in which case each such portion shall be allocated ratably among the Lenders holding the Loans comprising such Borrowing, and the Loans comprising each such portion shall be considered a separate Borrowing.

(b) To make an election pursuant to this Section, the Borrowers' Representative shall notify the Administrative Agent of such election either in writing (delivered by hand or fax) by delivering an Interest Election Request signed by a Responsible Officer of each Borrower or through Electronic System, if arrangements for doing so have been approved by the Administrative Agent, by the time that a Borrowing Request would be required under Section 2.03 if the Borrowers were requesting a Borrowing of the Type resulting from such election to be made on the effective date of such election. Each such Interest Election Request shall be irrevocable.

(c) Each Interest Election Request (including requests submitted through Electronic System) shall specify the following information in compliance with Section 2.02:

(i) the Borrowing to which such Interest Election Request applies and, if different options are being elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing (in which case the information to be specified pursuant to clauses (iii) and (iv) below shall be specified for each resulting Borrowing);

(ii) the effective date of the election made pursuant to such Interest Election Request, which shall be a Business Day;

(iii) whether the resulting Borrowing is to be an ABR Borrowing or a Term Benchmark Borrowing; and

(iv) if the resulting Borrowing is a Term Benchmark Borrowing, the Interest Period to be applicable thereto after giving effect to such election, which shall be a period contemplated by the definition of the term "*Interest Period*".

(d) Promptly following receipt of an Interest Election Request, the Administrative Agent shall advise each Lender of the details thereof and of such Lender's portion of each resulting Borrowing.

(e) If the Borrowers' Representative fails to deliver a timely Interest Election Request with respect to a Term Benchmark Borrowing prior to the end of the Interest Period applicable thereto, then, unless such Borrowing is repaid as provided herein, at the end of such Interest Period such Borrowing shall be converted to an ABR Borrowing. Notwithstanding any contrary provision hereof, if an Event of Default has occurred and is continuing and the Administrative Agent, at the request of the Required Lenders, so notifies the Borrowers, then, so long as an Event of Default is continuing (i) no outstanding Borrowing may be converted to or continued as a Term Benchmark Borrowing and (ii) unless repaid, each Term Benchmark Borrowing shall be converted to an ABR Borrowing at the end of the Interest Period applicable thereto.

Section 2.09 Termination or Reduction of Commitments.

(a) Unless previously terminated, all the Revolving Commitments shall terminate on the Revolving Credit Maturity Date.

(b) The Borrowers may at any time terminate or, from time to time, reduce, without premium or penalty, the Revolving Commitments; provided that no such termination or reduction of Revolving Commitment shall be permitted if, after giving effect thereto and to any prepayments of Borrowings, the Aggregate Revolving Exposure exceeds the lesser of (i) the aggregate Revolving Commitments and (ii) the Borrowing Base; provided further that, (i) any reduction of the Revolving Commitments shall be in an amount that is an integral multiple of $1,000,000 and not less than $1,000,000 and (ii) Borrowers shall not request a reduction in Revolving Commitments more than three times in any fiscal year.

(c) The Borrowers shall notify the Administrative Agent of any election to terminate or reduce the Revolving Commitments under paragraph (b) of this Section at least three (3) Business Days prior to the effective date of such termination or reduction, specifying such election and the effective date thereof. Promptly following receipt of any notice, the Administrative Agent shall advise the Lenders of the contents thereof. Each notice delivered by the Borrowers pursuant to this Section shall be irrevocable; provided that a notice of termination of the Revolving Commitments delivered by the Borrowers may state that such notice is conditioned upon the effectiveness of other credit facilities, in which case such notice may be revoked by the Borrowers (by notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied. Any termination or reduction of the Revolving Commitments shall be permanent. Each reduction of the Revolving Commitments shall be made ratably among the Lenders in accordance with their respective Revolving Commitments.

Section 2.10 Repayment and Amortization of Loans; Evidence of Debt.

(a) The Borrowers hereby unconditionally promises to pay to the Administrative Agent for the account of each Revolving Lender the then unpaid principal amount of each Revolving Loan on the Revolving Credit Maturity Date.

(b) Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the Indebtedness of the Borrowers to such Lender resulting from each Loan made by such Lender, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

(c) The Administrative Agent shall maintain accounts in which it shall record (i) the amount of each Loan made hereunder, the Type thereof, and the Interest Period applicable thereto, if any, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrowers to each Lender hereunder and (iii) the amount of any sum received by the Administrative Agent hereunder for the account of the Lenders and each Lender's share thereof.

(d) The entries made in the accounts maintained pursuant to paragraph (b) and (c) of this Section shall be prima facie evidence of the existence and amounts of the obligations recorded therein; provided that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrowers to repay the Loans in accordance with the terms of this Agreement.

(e) Any Lender may request that Loans made by it be evidenced by a promissory note. In such event, the Borrowers shall prepare, execute and deliver to such Lender a promissory note payable to such Lender (or, if requested by such Lender, to such Lender and its registered assigns)

and in a form approved by the Administrative Agent. Thereafter, the Loans evidenced by such promissory note and interest thereon shall at all times (including after assignment pursuant to Section 9.04) be represented by one or more promissory notes in such form.

Section 2.11 Prepayment of Loans.

(a) The Borrowers shall have the right at any time and from time to time, without penalty or premium, to prepay any Borrowing in whole or in part, subject to prior notice in accordance with paragraph (e) of this Section and, if applicable, payment of any break funding expenses under Section 2.16.

(b) In the event and on such occasion that the Aggregate Revolving Exposure exceeds the lesser of (i) the aggregate Revolving Commitments and (ii) the Borrowing Base, the Borrowers shall prepay, on demand, the Revolving Loans in an aggregate amount equal to such excess.

(c) In the event and on each occasion that any Net Proceeds are received by or on behalf of any Loan Party in respect of any Prepayment Event, the Borrowers shall, immediately after such Net Proceeds are received by any Loan Party, prepay the Obligations in an aggregate amount equal to 100% of such Net Proceeds.

(d) All prepayments made pursuant to this Section 2.11 shall be applied to prepay such Loans in accordance with the Lenders' respective Applicable Percentages without a corresponding reduction in the Revolving Commitments.

(e) The Borrowers shall notify the Administrative Agent by telephone (confirmed by fax) or through Electronic System, if arrangements for doing so have been approved by the Administrative Agent, of any prepayment under this Section: (i) in the case of prepayment of a Term Benchmark Borrowing, not later than 10:00 a.m., New York City time, two (2) Business Days before the date of prepayment, or (ii) in the case of prepayment of an ABR Borrowing, not later than 10:00 a.m., New York City time, one (1) Business Day before the date of prepayment. Each such notice shall be irrevocable and shall specify the prepayment date and the principal amount of each Borrowing or portion thereof to be prepaid; provided that if a notice of prepayment is given in connection with a conditional notice of termination of the Revolving Commitments as contemplated by Section 2.09, then such notice of prepayment may be revoked if such notice of termination is revoked in accordance with Section 2.09. Promptly following receipt of any such notice, the Administrative Agent shall advise the Lenders of the contents thereof. Each partial prepayment of any Revolving Borrowing shall be in an amount that would be permitted in the case of an advance of a Borrowing of the same Type as provided in Section 2.02, except as necessary to apply fully the required amount of a mandatory prepayment. Each prepayment of a Borrowing shall be applied ratably to the Loans included in the prepaid Borrowing. Prepayments shall be accompanied by (i) accrued interest to the extent required by Section 2.13 and (ii) break funding payments pursuant to Section 2.16.

Section 2.12 Fees.

(a) The Borrowers agree to pay to the Administrative Agent a commitment fee for the account of each Revolving Lender (other than a Defaulting Lender, in accordance with Section 2.20(a)), which shall accrue at the Applicable Rate on the actual daily amount of the undrawn portion of the Revolving Commitment of such Lender during the period from and including the Effective Date to but excluding the date on which the Lenders' Revolving Commitments terminate. Commitment fees accrued through and including the last day of March, June, September and

December of each year shall be payable in arrears on the fifteenth (15th) day following such last day and on the date on which the Revolving Commitments terminate, commencing on the first such date to occur after the Effective Date. All commitment fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day and the last day of each period but excluding the date on which the Revolving Commitments terminate).

(b) The Borrowers agree to pay to the Administrative Agent, for its own account, fees payable in the amounts and at the times separately agreed upon between the Borrowers and the Administrative Agent.

(c) All fees payable hereunder shall be paid on the dates due, in Dollars in immediately available funds, to the Administrative Agent for distribution, in the case of commitment fees and participation fees, to the Lenders entitled thereto. Fees paid shall not be refundable under any circumstances.

Section 2.13 Interest.

(a) The Loans comprising each ABR Borrowing shall bear interest at the Alternate Base Rate plus the Applicable Rate; provided that, in no event shall the interest rate for ABR Borrowings be less than the Floor.

(b) The Loans comprising each Term Benchmark Borrowing shall bear interest at the Term SOFR Rate plus the Applicable Rate; provided that, in no event shall the interest rate for Term Benchmark Borrowings be less than the Floor.

(c) Notwithstanding the foregoing, during the occurrence and continuance of an Event of Default, the Administrative Agent or the Required Lenders may, at their option, by notice to the Borrowers (which notice may be revoked at the option of the Required Lenders notwithstanding any provision of Section 9.02 requiring the consent of "each Lender affected thereby" for reductions in interest rates), declare that all Loans and other amounts outstanding hereunder, shall accrue at 5.0% plus the rate otherwise applicable to such Loan, fee or other obligation as provided hereunder.

(d) Accrued interest on each Loan (for ABR Loans, accrued through the last day of the prior calendar month) shall be payable in arrears on each Interest Payment Date for such Loan and, in the case of Revolving Loans, upon termination of the Revolving Commitments; provided that (i) interest accrued pursuant to paragraph (c) of this Section shall be payable on demand, (ii) in the event of any repayment or prepayment of any Loan (other than a prepayment of an ABR Loan prior to the end of the Availability Period), accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment and (iii) in the event of any conversion of any Term Benchmark Loan prior to the end of the current Interest Period therefor, accrued interest on such Loan shall be payable on the effective date of such conversion.

(e) Interest computed by reference to the Term SOFR Rate hereunder shall be computed on the basis of a year of 360 days. Interest computed by reference to the Alternate Base Rate at times when the Alternate Base Rate is based on the Prime Rate shall be computed on the basis of a year of 365 days (or 366 days in a leap year). In each case, interest shall be payable for the actual number of days elapsed (including the first day but excluding the last day). All interest hereunder on any Loan shall be computed on a daily basis based upon the outstanding principal amount of such Loan as of the applicable date of determination. The applicable Alternate Base

Rate or Term SOFR Rate shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error.

Section 2.14 Alternate Rate of Interest; Illegality.

(a) Subject to clauses (b), (c), (d), (e) and (f) of this Section 2.14, if:

(i) the Administrative Agent determines (which determination shall be conclusive and binding absent manifest error), prior to commencement of any Interest Period for a Term Benchmark Borrowing, that adequate and reasonable means do not exist for ascertaining the Term SOFR Rate (including, because the Term SOFR Reference Rate is not available or published on a current basis) for such Interest Period; or

(ii) the Administrative Agent is advised by the Required Lenders that, prior to the commencement of any Interest Period for a Term Benchmark Borrowing, the Term SOFR Rate for such Interest Period will not adequately and fairly reflect the cost to such Lenders (or Lender) of making or maintaining their Loans (or Loan) included in such Borrowing for such Interest Period;

then the Administrative Agent shall give notice thereof to the Borrowers and the Lenders through Electronic System as provided in Section 9.01 as promptly as practicable thereafter and, until (I) the Administrative Agent notifies the Borrowers and the Lenders that the circumstances giving rise to such notice no longer exist with respect to the relevant Benchmark and (II) the Borrowers deliver a new Interest Election Request in accordance with the terms of Section 2.08 or a new Borrowing Request in accordance with the terms of Section 2.03, (1) any Interest Election Request that requests the conversion of any Borrowing to, or continuation of any Borrowing as, a Term Benchmark Borrowing and any Borrowing Request that requests a Term Benchmark Borrowing shall instead be deemed to be an Interest Election Request or a Borrowing Request, as applicable, for an ABR Borrowing. Furthermore, if any Term Benchmark Loan is outstanding on the date of the Borrowers' receipt of the notice from the Administrative Agent referred to in this Section 2.14(a) with respect to a Relevant Rate applicable to such Term Benchmark Loan, then until (x) the Administrative Agent notifies the Borrowers and the Lenders that the circumstances giving rise to such notice no longer exist with respect to the relevant Benchmark and (y) the Borrowers deliver a new Interest Election Request in accordance with the terms of Section 2.08 or a new Borrowing Request in accordance with the terms of Section 2.03, (1) any Term Benchmark Loan shall on the last day of the Interest Period applicable to such Loan (or the next succeeding Business Day if such day is not a Business Day), be converted by the Administrative Agent to, and shall constitute, an ABR Loan.

(b) Notwithstanding anything to the contrary herein or in any other Loan Document (and any Swap Agreement shall be deemed not to be a "*Loan Document*" for purposes of this Section 2.14), if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any setting of the then-current Benchmark, then (i) if a Benchmark Replacement is determined in accordance with clause (a) of the definition of "*Benchmark Replacement*" for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document and (ii) if a Benchmark Replacement is determined in accordance with clause (b) of the definition of "*Benchmark Replacement*" for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan

Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Required Lenders.

(c) Notwithstanding anything to the contrary herein or in any other Loan Document, the Administrative Agent will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.

(d) The Administrative Agent will promptly notify the Borrowers and the Lenders of (i) any occurrence of a Benchmark Transition Event, (ii) the implementation of any Benchmark Replacement, (iii) the effectiveness of any Benchmark Replacement Conforming Changes, (iv) the removal or reinstatement of any tenor of a Benchmark pursuant to clause (f) below and (v) the commencement or conclusion of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 2.14, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 2.14.

(e) Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including the Term SOFR Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is or will be no longer representative, then the Administrative Agent may modify the definition of "*Interest Period*" for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is or will no longer be representative for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may modify the definition of "*Interest Period*" for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(f) Upon the Borrowers' receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrowers may revoke any request for a Term Benchmark Borrowing of, conversion to or continuation of Term Benchmark Loans to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrowers will be deemed to have converted any request for a Term Benchmark Borrowing into a request for a Borrowing of or conversion to an ABR Borrowing. During any Benchmark Unavailability Period or at any time that a tenor for the then-current Benchmark is not an Available Tenor, the component of ABR based upon the then-current Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of ABR. Furthermore, if any Term Benchmark Loan is outstanding on the date of the Borrowers' receipt of notice of the commencement of a Benchmark Unavailability Period with respect to a Relevant Rate applicable to such Term Benchmark Loan, then until such time as a Benchmark Replacement is implemented pursuant to this **Section2.14**, any Term

Benchmark Loan shall on the last day of the Interest Period applicable to such Loan (or the next succeeding Business Day if such day is not a Business Day), be converted by the Administrative Agent to, and shall constitute, an ABR Loan.

Section 2.15 Increased Costs.

(a) If any Change in Law shall:

(i) impose, modify or deem applicable any reserve, special deposit, liquidity or similar requirement (including any compulsory loan requirement, insurance charge or other assessment) against assets of, deposits with or for the account of, or credit extended by, any Lender (except any such reserve requirement reflected in the Term SOFR Rate); or

(ii) impose on any Lender or the applicable offshore interbank market any other condition, cost or expense (other than Taxes) affecting this Agreement or Loans made by such Lender; or

(iii) subject any Recipient to any Taxes (other than (A) Indemnified Taxes, (B) Taxes described in clauses (b) through (d) of the definition of Excluded Taxes and (C) Connection Income Taxes) on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto;

and the result of any of the foregoing shall be to increase the cost to such Lender or such other Recipient of making, continuing, converting into or maintaining any Loan (or of maintaining its obligation to make any such Loan) or to reduce the amount of any sum received or receivable by such Lender or such other Recipient hereunder (whether of principal, interest or otherwise), then the Borrowers will pay to such Lender or such other Recipient, as the case may be, such additional amount or amounts as will compensate such Lender or such other Recipient, as the case may be, for such additional costs incurred or reduction suffered.

(b) If any Lender determines that any Change in Law regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender's capital or on the capital of such Lender's holding company, if any, as a consequence of this Agreement or the Commitments of or the Loans made by such Lender, to a level below that which such Lender or such Lender's holding company could have achieved but for such Change in Law (taking into consideration such Lender's policies and the policies of such Lender's holding company with respect to capital adequacy and liquidity), then from time to time the Borrowers will pay to such Lender such additional amount or amounts as will compensate such Lender or such Lender's holding company for any such reduction suffered.

(c) A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company as specified in paragraph (a) or (b) of this Section shall be delivered to the Borrowers and shall be conclusive absent manifest error. The Borrowers shall pay such Lender the amount shown as due on any such certificate within ten (10) days after receipt thereof.

(d) Failure or delay on the part of any Lender to demand compensation pursuant to this Section shall not constitute a waiver of such Lender's right to demand such compensation; provided that the Borrowers shall not be required to compensate a Lender pursuant to this Section for any increased costs or reductions incurred more than 270 days prior to the date that such Lender notifies the Borrowers of the Change in Law giving rise to such increased costs or reductions and

of such Lender's intention to claim compensation therefor; provided, further, that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 270-day period referred to above shall be extended to include the period of retroactive effect thereof.

Section 2.16 Break Funding Payments. In the event of (i) the payment of any principal of any Term Benchmark Loan other than on the last day of an Interest Period applicable thereto (including as a result of an Event of Default or as a result of any prepayment pursuant to Section 2.11), (ii) the conversion of any Term Benchmark Loan other than on the last day of the Interest Period applicable thereto, (iii) the failure to borrow, convert, continue or prepay any Term Benchmark Loan on the date specified in any notice delivered pursuant hereto (regardless of whether such notice may be revoked under Section 2.09(c) and is revoked in accordance therewith), or (iv) the assignment of any Term Benchmark Loan other than on the last day of the Interest Period applicable thereto as a result of a request by the Borrowers pursuant to Section 2.19 or 9.02(d), then, in any such event, the Borrowers shall compensate each Lender for the loss, cost and expense attributable to such event. A certificate of any Lender setting forth any amount or amounts that such Lender is entitled to receive pursuant to this Section shall be delivered to the Borrowers and shall be conclusive absent manifest error. The Borrowers shall pay such Lender the amount shown as due on any such certificate within ten (10) days after receipt thereof.

Section 2.17 Withholding of Taxes; Gross-Up.

(a) Payments Free of Taxes. Any and all payments by or on account of any obligation of any Loan Party under any Loan Document shall be made without deduction or withholding for any Taxes, except as required by applicable law. If any applicable law (as determined in the good faith discretion of an applicable withholding agent) requires the deduction or withholding of any Tax from any such payment by a withholding agent, then the applicable withholding agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law and, if such Tax is an Indemnified Tax, then the sum payable by the applicable Loan Party shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section 2.17), the applicable Recipient receives an amount equal to the sum it would have received had no such deduction or withholding been made.

(b) Payment of Other Taxes by the Loan Parties. The Loan Parties shall timely pay to the relevant Governmental Authority in accordance with applicable law, or at the option of the Administrative Agent timely reimburse it for, Other Taxes.

(c) Evidence of Payment. As soon as practicable after any payment of Taxes by any Loan Party to a Governmental Authority pursuant to this Section 2.17, such Loan Party shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment, or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(d) Indemnification by the Loan Parties. The Loan Parties shall jointly and severally indemnify each Recipient, within ten (10) days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section) payable or paid by such Recipient or required to be withheld or deducted from a payment to such Recipient and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate setting forth in reasonable detail the amount of such payment or liability delivered to any Loan Party by a Lender (with a copy to

the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(e) Indemnification by the Lenders. Each Lender shall severally indemnify the Administrative Agent, within ten (10) days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that any Loan Party has not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Loan Parties to do so), (ii) any Taxes attributable to such Lender's failure to comply with the provisions of Section 9.04(c) relating to the maintenance of a Participant Register and (iii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the Administrative Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to setoff and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Administrative Agent to such Lender from any other source against any amount due to the Administrative Agent under this paragraph (e).

(f) Status of Lenders.

(i) Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to the Borrowers and the Administrative Agent, at the time or times reasonably requested by the Borrowers or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Borrowers or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Borrowers or the Administrative Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by the Borrowers or the Administrative Agent as will enable the Borrowers or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in Section 2.17(f)(ii)(A), (ii)(B) and (ii)(D) below) shall not be required if in the Lender's reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

(ii) Without limiting the generality of the foregoing, in the event that either Borrower is a U.S. Person,

(A) any Lender that is a U.S. Person shall deliver to the Borrowers and the Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrowers or the Administrative Agent), an executed copy of IRS Form W-9 certifying that such Lender is exempt from U.S. federal backup withholding tax;

(B) any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrowers and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrowers or the Administrative Agent), whichever of the following is applicable:

(I) in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the U.S. is a party (1) with respect to payments of interest under any Loan Document, an executed copy of IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the "interest" article of such tax treaty and (2) with respect to any other applicable payments under any Loan Document, IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the "business profits" or "other income" article of such tax treaty;

(II) in the case of a Foreign Lender claiming that its extension of credit will generate U.S. effectively connected income, an executed copy of IRS Form W-8ECI;

(III) in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (1) a certificate substantially in the form of Exhibit C-1 to the effect that such Foreign Lender is not a "bank" within the meaning of Section 881(c)(3)(A) of the Code, a "10 percent shareholder" of the Borrowers within the meaning of Section 881(c)(3)(B) of the Code, or a "controlled foreign corporation" described in Section 881(c)(3)(C) of the Code (a "*U.S. Tax Compliance Certificate*") and (2) an executed copy of IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable; or

(IV) to the extent a Foreign Lender is not the beneficial owner, an executed copy of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, a U.S. Tax Compliance Certificate substantially in the form of Exhibit C-2 or Exhibit C-3, IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that if the Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit C-4 on behalf of each such direct and indirect partner;

(C) any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrowers and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrowers or the Administrative Agent), executed copies of any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable law to permit the Borrowers or the Administrative Agent to determine the withholding or deduction required to be made; and

(D) if a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrowers and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Borrowers or the Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrowers or the Administrative Agent as may be necessary for the Borrowers and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender's obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (D), "*FATCA*" shall include any amendments made to FATCA after the Effective Date.

(iii) Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrowers and the Administrative Agent in writing of its legal inability to do so.

(g) Treatment of Certain Refunds. If any party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 2.17 (including by the payment of additional amounts pursuant to this Section 2.17), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section 2.17 with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this paragraph (g) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this paragraph (g), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this paragraph (g) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts giving rise to such refund had never been paid. This paragraph (g) shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.

(h) Survival. Each party's obligations under this Section 2.17 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all obligations under any Loan Document (including the Payment in Full of the Secured Obligations).

(i) Defined Terms. For purposes of this Section 2.17, the term "applicable law" includes FATCA.

Section 2.18 Payments Generally; Allocation of Proceeds; Sharing of Setoffs.

(a) The Borrowers shall make each payment or prepayment required to be made by it hereunder (whether of principal, interest, fees, or of amounts payable under Sections 2.15, 2.16 or 2.17, or otherwise) prior to 2:00 p.m., New York City time, on the date when due or the date fixed for any prepayment hereunder, in immediately available funds, without setoff, recoupment or counterclaim. Any amounts received after such time on any date may, in the discretion of the Administrative Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. All such payments shall be made to the Administrative Agent to the account set forth under the Administrative Agent's signature hereto, except that payments pursuant to Sections 2.15, 2.16, 2.17 and 9.03 shall be made directly to the Persons entitled thereto. The Administrative Agent shall distribute any such payments received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof. Unless otherwise provided for herein, if any payment hereunder shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day, and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension. All payments hereunder shall be made in Dollars.

(b) All payments and any proceeds of Collateral received by the Administrative Agent (i) not constituting either (A) a specific payment of principal, interest, fees or other sum payable under the Loan Documents (which shall be applied as specified by the Borrowers), or (B) a mandatory prepayment (which shall be applied in accordance with Section 2.11) or (ii) after an Event of Default has occurred and is continuing and the Administrative Agent so elects or the Required Lenders so direct, shall be applied ratably first, to pay any fees, indemnities, or expense reimbursements then due to the Administrative Agent from the Borrowers (other than in connection with Banking Services Obligations or Swap Agreement Obligations), second, to pay any fees, indemnities, or expense reimbursements then due to the Lenders from the Borrowers (other than in connection with Banking Services Obligations or Swap Agreement Obligations), third, to pay interest then due and payable on the Loans ratably, fourth, to prepay principal on the Loans and to pay any amounts owing in respect of Swap Agreement Obligations and Banking Services Obligations up to and including the amount most recently provided to the Administrative Agent pursuant to Section 2.22, ratably, and fifth, to the payment of any other Secured Obligation due to the Administrative Agent or any Lender from the Borrowers or any other Loan Party. Notwithstanding anything to the contrary contained in this Agreement, unless so directed by the Borrowers, or unless a Default is in existence, neither the Administrative Agent nor any Lender shall apply any payment which it receives to any Term Benchmark Loan, except (I) on the expiration date of the Interest Period applicable thereto, or (II) in the event, and only to the extent, that there are no outstanding ABR Loans and, in any such event, the Borrowers shall pay the break funding payment required in accordance with Section 2.16. The Administrative Agent and the Lenders shall have the continuing and exclusive right to apply and reverse and reapply any and all such proceeds and payments to any portion of the Secured Obligations. Notwithstanding the foregoing, Secured Obligations arising under Banking Services Obligations or Swap Agreement Obligations shall be excluded from the application described above and paid in clause fifth if the Administrative Agent has not received written notice thereof, together with such supporting documentation as the Administrative Agent may have reasonably requested from the applicable provider of such Banking Services or Swap Agreements.

(c) At the election of the Administrative Agent, all payments of principal, interest, fees, premiums, reimbursable expenses (including, without limitation, all reimbursement for fees, costs and expenses pursuant to Section 9.03), and other sums payable under the Loan Documents, may be paid from the proceeds of Borrowings made hereunder, whether made following a request by the Borrowers pursuant to Section 2.03 or a deemed request as provided in this Section or may be deducted from any deposit account of the Borrowers maintained with the Administrative Agent. The Borrowers hereby irrevocably authorize (i) the Administrative Agent to make a Borrowing for the purpose of paying each payment of principal, interest and fees as it becomes due hereunder or any other amount due under the Loan Documents and agrees that all such amounts charged shall constitute Loans, and that all such Borrowings shall be deemed to have been requested pursuant to Sections 2.03, and (ii) the Administrative Agent to charge any deposit account of the Borrowers maintained with the Administrative Agent for each payment of principal, interest and fees as it becomes due hereunder or any other amount due under the Loan Documents.

(d) If, except as otherwise expressly provided herein, any Lender shall, by exercising any right of setoff or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of its Loans resulting in such Lender receiving payment of a greater proportion of the aggregate amount of its Loans and accrued interest thereon than the proportion received by any other similarly situated Lender, then the Lender receiving such greater proportion shall purchase (for cash at face value) participations in the Loans of other Lenders to the extent necessary so that the benefit of all such payments shall be shared by all such Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans; provided that (i) if

any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (ii) the provisions of this paragraph shall not be construed to apply to any payment made by the Borrowers pursuant to and in accordance with the express terms of this Agreement or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans to any assignee or participant, other than to the Borrowers or any Subsidiary or Affiliate thereof (as to which the provisions of this paragraph shall apply). The Borrowers consent to the foregoing and agree, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrowers' rights of setoff and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrowers in the amount of such participation.

(e) Unless the Administrative Agent shall have received, prior to any date on which any payment is due to the Administrative Agent for the account of the Lenders pursuant to the terms hereof or any other Loan Document (including any date that is fixed for prepayment by notice from the Borrowers to the Administrative Agent pursuant to Section 2.11(e)), notice from the Borrowers that the Borrowers will not make such payment or prepayment, the Administrative Agent may assume that the Borrowers have made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders the amount due. In such event, if the Borrowers have not in fact made such payment, then each of the Lenders severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.

(f) The Administrative Agent may from time to time provide the Borrowers with account statements or invoices with respect to any of the Secured Obligations (the "*Statements*"). The Administrative Agent is under no duty or obligation to provide Statements, which, if provided, will be solely for the Borrowers' convenience. Statements may contain estimates of the amounts owed during the relevant billing period, whether of principal, interest, fees or other Secured Obligations. If the Borrowers pay the full amount indicated on a Statement on or before the due date indicated on such Statement, the Borrowers shall not be in default of payment with respect to the billing period indicated on such Statement; provided, that acceptance by the Administrative Agent, on behalf of the Lenders, of any payment that is less than the total amount actually due at that time (including but not limited to any past due amounts) shall not constitute a waiver of the Administrative Agent's or the Lenders' right to receive payment in full at another time.

Section 2.19 Mitigation Obligations; Replacement of Lenders.

(a) If any Lender requests compensation under Section 2.15, or if the Borrowers are required to pay any Indemnified Taxes or additional amounts to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.17, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Sections 2.15 or 2.17, as the case may be, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrowers hereby agree to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b) If any Lender (or Affiliate or Participant of any Lender, pursuant to Sections 2.02 or 9.04(c)) requests compensation under Section 2.15, or if the Borrowers are required to pay any Indemnified Taxes or additional amounts to any Lender (or Affiliate or Participant of any Lender, pursuant to Sections 2.02 or 9.04(c)) or any Governmental Authority for the account of any Lender (or Affiliate or Participant of any Lender) pursuant to Section 2.17, or if any Lender becomes a Defaulting Lender, then the Borrowers may, at their sole expense and effort, upon notice to such Lender and the Administrative Agent, no later than thirty (30) days following the applicable event set forth above, either (x) require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 9.04), all its interests, rights (other than its existing rights to payments pursuant to Sections 2.15 or 2.17) and obligations under this Agreement and other Loan Documents to an assignee selected by the Borrowers that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment) provided that (i) the Borrowers shall have received the prior written consent of the Administrative Agent to the assignee, which consent shall not unreasonably be withheld, (ii) such Lender, Affiliate or Participant shall have received payment of an amount equal to the outstanding principal of its Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder, from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrowers (in the case of all other amounts), and (iii) the Borrowers shall have no right to replace Woodforest National Bank; or (y) on prior written notice to the Administrative Agent and such Lender, repay the Loans and terminate the Revolving Commitments held by such Lender, notwithstanding anything to the contrary herein, on a non pro rata basis, so long as any accrued and unpaid interest and required fees are paid to any such Lender. A Lender shall not be required to make any such assignment and delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrowers to require such assignment and delegation cease to apply. Each party hereto agrees that (A) an assignment required pursuant to this paragraph may be effected pursuant to an Assignment and Assumption executed by the Borrowers, the Administrative Agent and the assignee (or, to the extent applicable, an agreement incorporating an Assignment and Assumption by reference pursuant to an Approved Electronic Platform as to which the Administrative Agent and such parties are participants), and (B) the Lender required to make such assignment need not be a party thereto in order for such assignment to be effective and shall be deemed to have consented to and be bound by the terms thereof; provided that, following the effectiveness of any such assignment, the other parties to such assignment agree to execute and deliver such documents necessary to evidence such assignment as reasonably requested by the applicable Lender, provided that any such documents shall be without recourse to or warranty by the parties thereto.

Section 2.20 Defaulting Lenders. Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(a) fees shall cease to accrue on the unfunded portion of the Revolving Commitment of such Defaulting Lender pursuant to Section 2.12(a);

(b) any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of such Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to Section 2.18(b) or otherwise) or received by the Administrative Agent from a Defaulting Lender pursuant to Section 9.08 shall be applied at such time or times as may be determined by the Administrative Agent as follows: first, to the payment of any amounts owing by such Defaulting Lender to the Administrative Agent hereunder; second, as the Borrowers may request (so long as no Default or Event of Default exists), to the funding of any Loan in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement,

as determined by the Administrative Agent; third, if so determined by the Administrative Agent and the Borrowers, to be held in a deposit account and released pro rata in order to satisfy such Defaulting Lender's potential future funding obligations with respect to Loans under this Agreement; fourth, to the payment of any amounts owing to the Lenders as a result of any judgment of a court of competent jurisdiction obtained by any Lender or against such Defaulting Lender as a result of such Defaulting Lender's breach of its obligations under this Agreement or under any other Loan Document; fifth, so long as no Default or Event of Default exists, to the payment of any amounts owing to the Borrowers as a result of any judgment of a court of competent jurisdiction obtained by the Borrowers against such Defaulting Lender as a result of such Defaulting Lender's breach of its obligations under this Agreement or under any other Loan Document; and sixth, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that if (I) such payment is a payment of the principal amount of any Loans in respect of which such Defaulting Lender has not fully funded its appropriate share, and (II) such Loans were made at a time when the conditions set forth in Section 4.02 were satisfied or waived, such payment shall be applied solely to pay the Loans of all non-Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans of such Defaulting Lender until such time as all Loans is held by the Lenders pro rata in accordance with the Commitments. Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender or to post cash collateral pursuant to this Section shall be deemed paid to and redirected by such Defaulting Lender, and each Lender irrevocably consents hereto; and

(c) such Defaulting Lender shall not have the right to vote on any issue on which voting is required (other than to the extent expressly provided in Section 9.02(b)) and the Commitment and Revolving Exposure of such Defaulting Lender shall not be included in determining whether the Required Lenders have taken or may take any action hereunder or under any other Loan Document; provided that, except as otherwise provided in Section 9.02, this clause (iii) shall not apply to the vote of a Defaulting Lender in the case of an amendment, waiver or other modification requiring the consent of such Lender or each Lender directly affected thereby.

Section 2.21 Returned Payments. If, after receipt of any payment which is applied to the payment of all or any part of the Obligations (including a payment effected through exercise of a right of setoff), the Administrative Agent or any Lender is for any reason compelled to surrender such payment or proceeds to any Person because such payment or application of proceeds is invalidated, declared fraudulent, set aside, determined to be void or voidable as a preference, impermissible setoff, or a diversion of trust funds, or for any other reason (including pursuant to any settlement entered into by the Administrative Agent or such Lender in its discretion), then the Obligations or part thereof intended to be satisfied shall be revived and continued and this Agreement shall continue in full force as if such payment or proceeds had not been received by the Administrative Agent or such Lender. The provisions of this Section 2.21 shall be and remain effective notwithstanding any contrary action which may have been taken by the Administrative Agent or any Lender in reliance upon such payment or application of proceeds. The provisions of this Section 2.21 shall survive the termination of this Agreement.

Section 2.22 Banking Services and Swap Agreements. Each Lender or Affiliate thereof providing Banking Services for, or having Swap Agreements with, any Loan Party or any Subsidiary or Affiliate of a Loan Party shall deliver to the Administrative Agent, promptly after entering into such Banking Services or Swap Agreements, written notice setting forth the aggregate amount of all Banking Services Obligations and Swap Agreement Obligations of such Loan Party or Subsidiary or Affiliate thereof to such Lender or Affiliate (whether matured or unmatured, absolute or contingent). In furtherance of that requirement, each such Lender or Affiliate thereof shall furnish the Administrative Agent, from time to time after a significant change therein or upon a request therefor, a summary of the amounts due or to become due in respect of such Banking Services Obligations and Swap Agreement Obligations. The most

recent information provided to the Administrative Agent shall be used in determining which tier of the waterfall, contained in Section 2.18(b), such Banking Services Obligations and/or Swap Agreement Obligations will be placed. For the avoidance of doubt, so long as Woodforest or its Affiliate is the Administrative Agent, neither Woodforest nor any of its Affiliates providing Banking Services for, or having Swap Agreements with, any Loan Party or any Subsidiary or Affiliate of a Loan Party shall be required to provide any notice described in this Section 2.22 in respect of such Banking Services or Swap Agreements.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

Each Loan Party represents and warrants to the Lenders that (and where applicable, agrees):

Section 3.01 Organization; Powers. Each Loan Party and each Subsidiary is duly organized or formed, validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite power and authority to carry on its business as now conducted and, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required.

Section 3.02 Authorization; Enforceability. The Transactions are within each Loan Party's corporate or other organizational powers and have been duly authorized by all necessary corporate or other organizational actions and, if required, actions by equity holders. Each Loan Document to which each Loan Party is a party has been duly executed and delivered by such Loan Party and constitutes a legal, valid and binding obligation of such Loan Party, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

Section 3.03 Governmental Approvals; No Conflicts. The Transactions (a) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, except such as have been obtained or made and are in full force and effect and except for filings necessary to perfect Liens created pursuant to the Loan Documents, (b) will not violate any Requirement of Law applicable to any Loan Party or any Subsidiary, (c) will not violate or result in a default under any indenture, agreement or other instrument binding upon any Loan Party or any Subsidiary or the assets of any Loan Party or any Subsidiary, or give rise to a right thereunder to require any payment to be made by any Loan Party or any Subsidiary, and (d) will not result in the creation or imposition of, or other requirement to create, any Lien on any asset of any Loan Party or any Subsidiary, except Liens created pursuant to the Loan Documents.

Section 3.04 Financial Condition; No Material Adverse Change.

(a) The financial statements furnished to the Administrative Agent present fairly, in all material respects, the financial position and results of operations and cash flows of the Borrowers and its consolidated Subsidiaries as of such dates and for such periods in accordance with GAAP.

(b) No event, change or condition has occurred that has had, or could reasonably be expected to have, a Material Adverse Effect, since December 31, 2024.

Section 3.05 Properties.

(a) As of the Effective Date, Schedule 3.05 sets forth the address of each parcel of real property that is leased by any Loan Party. No Loan Party owns any real property.

(b) Each Loan Party and each Subsidiary owns, or is licensed to use, all trademarks, tradenames, copyrights, patents and other intellectual property necessary to its business as currently conducted, a correct and complete list of which, as of the Effective Date, is set forth on Schedule 3.05, and the use thereof by each Loan Party and each Subsidiary does not infringe in any material respect upon the rights of any other Person, and each Loan Party's and each Subsidiary's rights thereto are not subject to any licensing agreement or similar arrangement.

Section 3.06 Litigation. There are no actions, suits or proceedings by or before any arbitrator or Governmental Authority pending against or, to the knowledge of any Loan Party, threatened against or affecting any Loan Party or any Subsidiary (i) as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect or (ii) that involve any Loan Document or the Transactions.

Section 3.07 Compliance with Laws and Agreements; No Default. Except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, each Loan Party and each Subsidiary is in compliance with (a) all Requirement of Law applicable to it or its property and (b) all indentures, agreements and other instruments binding upon it or its property. No Default has occurred and is continuing.

Section 3.08 Investment Company Status. No Loan Party other than X1 Capital is an "investment company" as defined in, or subject to regulation under, the Investment Company Act of 1940. X1 Capital has elected to be regulated as a BDC under the Investment Company Act. The business and other activities of Borrowers, including entering into this Agreement, the borrowing of the Loans hereunder, the application of the proceeds and repayment thereof by Borrowers and the consummation of the transactions contemplated by the Loan Documents do not result in a material violation or breach in any respect of the provisions of the Investment Company Act. X1 Capital has elected to be treated as a RIC under the Code.

Section 3.09 Taxes. Each Loan Party and each Subsidiary has timely filed or caused to be filed all Tax returns and reports required to have been filed and has paid or caused to be paid all Taxes required to have been paid by it, except Taxes that are being contested in good faith by appropriate proceedings and for which such Loan Party or such Subsidiary, as applicable, has set aside on its books adequate reserves. No tax liens have been filed and no claims are being asserted with respect to any such taxes.

Section 3.10 ERISA. No ERISA Event has occurred or is reasonably expected to occur that, when taken together with all other such ERISA Events for which liability is reasonably expected to occur, could reasonably be expected to result in a Material Adverse Effect. The present value of all accumulated benefit obligations under each Plan (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of the date of the most recent financial statements reflecting such amounts, exceed the fair market value of the assets of such Plan.

Section 3.11 Disclosure.

(a) The Loan Parties have disclosed to the Lenders all agreements, instruments and corporate or other restrictions to which any Loan Party or any Subsidiary is subject, and all other matters known to it, that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect. None of the reports, financial statements, certificates or other information furnished by or on behalf of any Loan Party or any Subsidiary to the Administrative

Agent or any Lender in connection with the negotiation of this Agreement or any other Loan Document (as modified or supplemented by other information so furnished) contains any material misstatement of fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that, with respect to projected financial information, the Loan Parties represent only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time delivered and, if such projected financial information was delivered prior to the Effective Date, as of the Effective Date.

(b) As of the Effective Date, to the best knowledge of the Borrowers, the information included in the Beneficial Ownership Certification provided on or prior to the Effective Date to any Lender in connection with this Agreement is true and correct in all respects.

Section 3.12 Material Agreements. No Loan Party or any Subsidiary is in default in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in (a) any material agreement to which it is a party or (b) any agreement or instrument evidencing or governing Indebtedness.

Section 3.13 Solvency.

(a) Immediately after the consummation of the Transactions to occur on the Effective Date, (i) the fair value of the assets of the Loan Parties, on a consolidated basis, at a fair valuation, will exceed their debts and liabilities, subordinated, contingent or otherwise; (ii) the present fair saleable value of the property of the Loan Parties, on a consolidated basis, will be greater than the amount that will be required to pay the probable liability of their debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured; (iii) the Loan Parties, on a consolidated basis, will be able to pay their debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; and (iv) the Loan Parties will not have unreasonably small capital with which to conduct the business in which they are engaged as such businesses are now conducted and are proposed to be conducted after the Effective Date.

(b) No Loan Party intends to, nor will permit any Subsidiary to, and no Loan Party believes that it or any Subsidiary will, incur debts beyond its ability to pay such debts as they mature, taking into account the timing of and amounts of cash to be received by it or any such Subsidiary and the timing of the amounts of cash to be payable on or in respect of its Indebtedness or the Indebtedness of any such Subsidiary.

Section 3.14 Insurance. Schedule 3.14 sets forth a description of all insurance maintained by or on behalf of the Loan Parties as of the Effective Date. As of the Effective Date, all premiums in respect of such insurance have been paid. The Loan Parties believe that the insurance maintained by or on behalf of the Loan Parties is adequate and is customary for companies engaged in the same or similar businesses operating in the same or similar locations.

Section 3.15 Capitalization and Subsidiaries. Schedule 3.15 sets forth (a) a correct and complete list of the name and relationship to the Borrowers of each Subsidiary, (b) a true and complete listing of each class of each of the Borrowers' authorized Equity Interests, of which all of such issued Equity Interests are validly issued, outstanding, fully paid and non-assessable, and owned beneficially and of record by the Persons identified on Schedule 3.15, and (c) the type of entity of each Borrower and each Subsidiary. All of the issued and outstanding Equity Interests owned by any Loan Party have been (to the

extent such concepts are relevant with respect to such ownership interests) duly authorized and issued and are fully paid and non-assessable.

Section 3.16 Security Interest in Collateral. The provisions of this Agreement and the other Loan Documents create legal and valid Liens on all the Collateral in favor of the Administrative Agent, for the benefit of the Secured Parties, and such Liens constitute perfected and continuing Liens on the Collateral, securing the Secured Obligations, enforceable against the applicable Loan Party and all third parties, and having priority over all other Liens on the Collateral except in the case of (a) Permitted Encumbrances, to the extent any such Permitted Encumbrances would have priority over the Liens in favor of the Administrative Agent pursuant to any applicable law and (b) Liens perfected only by possession (including possession of any certificate of title), to the extent the Administrative Agent has not obtained or does not maintain possession of such Collateral.

Section 3.17 Employment Matters. As of the Effective Date, there are no strikes, lockouts or slowdowns against any Loan Party or any Subsidiary pending or, to the knowledge of any Loan Party, threatened. The hours worked by and payments made to employees of the Loan Parties and their Subsidiaries have not been in violation of the Fair Labor Standards Act or any other applicable federal, state, local or foreign law dealing with such matters. All payments due from any Loan Party or any Subsidiary, or for which any claim may be made against any Loan Party or any Subsidiary, on account of wages and employee health and welfare insurance and other benefits, have been paid or accrued as a liability on the books of such Loan Party or such Subsidiary.

Section 3.18 Margin Regulations. No Loan Party is engaged and will not engage, principally or as one of its important activities, in the business of purchasing or carrying Margin Stock, or extending credit for the purpose of purchasing or carrying Margin Stock, and no part of the proceeds of any Borrowing hereunder will be used to buy or carry any Margin Stock. Following the application of the proceeds of each Borrowing, not more than 25% of the value of the assets (either of any Loan Party only or of the Loan Parties and their Subsidiaries on a consolidated basis) will be Margin Stock.

Section 3.19 Use of Proceeds. The proceeds of the Loans have been used and will be used, whether directly or indirectly as set forth in Section 5.08.

Section 3.20 No Burdensome Restrictions. No Loan Party is subject to any Burdensome Restrictions except Burdensome Restrictions permitted under Section 6.10.

Section 3.21 Anti-Corruption Laws and Sanctions. Each Loan Party has implemented and maintains in effect policies and procedures designed to ensure compliance by such Loan Party, its Subsidiaries and their respective directors, officers, employees and agents with Anti-Corruption Laws and applicable Sanctions, and such Loan Party, its Subsidiaries and their respective officers and directors and, to the knowledge of such Loan Party, its employees and agents, are in compliance with Anti-Corruption Laws and applicable Sanctions in all material respects and are not knowingly engaged in any activity that would reasonably be expected to result in any Loan Party being designated as a Sanctioned Person. None of (a) any Loan Party, any Subsidiary, any of their respective directors, officers or employees, or (b) to the knowledge of any such Loan Party or Subsidiary, any agent of such Loan Party or any Subsidiary that will act in any capacity in connection with or benefit from the credit facility established hereby, is a Sanctioned Person. No Borrowing, use of proceeds, Transaction or other transaction contemplated by this Agreement or the other Loan Documents will violate Anti-Corruption Laws or applicable Sanctions.

Section 3.22 Affected Financial Institutions. No Loan Party is an Affected Financial Institution.

Section 3.23 Plan Assets; Prohibited Transactions. None of the Loan Parties or any of their Subsidiaries is an entity deemed to hold "plan assets" (within the meaning of the Plan Asset Regulations), and neither the execution, delivery nor performance of the transactions contemplated under this Agreement, including the making of any Loan hereunder, will give rise to a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Section 3.24 Affiliate Transactions. There are no existing or proposed agreements, arrangements, understandings or transactions between any Loan Party and any of the officers, members, managers, directors, stockholders, parents, holders of other Equity Interests, employees or Affiliates (other than Subsidiaries) of any Loan Party or any members of their respective immediate families, and none of the foregoing Persons are directly or indirectly indebted to or have any direct or indirect ownership, partnership, or voting interest in any Affiliate of any Loan Party or any Person with which any Loan Party has a business relationship or which competes with any Loan Party (except that any such Persons may own Equity Interests in (but not exceeding 2.0% of the outstanding Equity Interests of) any publicly traded company that may compete with a Loan Party).

Section 3.25 Bridge Loans. Each Bridge Loan was originated without any fraud or material misrepresentation by the Borrowers or, to the best of the Borrowers' knowledge, on the part of the Obligor. On the date of each Borrowing, the information contained in the Borrowing Base Certificate most recently delivered to the Administrative Agent pursuant to Section 5.01 is an accurate and complete listing of all of the Bridge Loans as of such date, and the information contained therein with respect to the identity of such Bridge Loans and the amounts owning thereunder is true and correct in all respects as of such date. No procedures that would reasonably be expected to be adverse to the interests of the Administrative Agent and the Lenders were utilized by the Borrowers in identifying and/or selecting the Bridge Loans.

Section 3.26 SEC Filings. Each Loan Party has timely filed with or furnished to, as applicable, the SEC all registration statements, prospectuses, reports, schedules, forms, statements, and other documents (including exhibits and all other information incorporated by reference) required to be filed or furnished by it with the SEC since the date of its formation (the "*SEC Documents*"). True, correct, and complete copies of all SEC Documents are publicly available in the Electronic Data Gathering, Analysis, and Retrieval database of the SEC ("*EDGAR*"). To the extent that any SEC Document available on EDGAR contains redactions pursuant to a request for confidential treatment or otherwise, each Loan Party will make available to the Administrative Agent upon request the full text of all such SEC Documents that it has so filed or furnished with the SEC. As of their respective filing dates or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of the last such amendment or superseding filing (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), each of the SEC Documents complied as to form in all material respects with the applicable requirements of the Investment Company Act and the Securities Exchange Act, and the rules and regulations of the SEC thereunder applicable to such SEC Documents. None of the SEC Documents, including any financial statements, schedules, or exhibits included or incorporated by reference therein at the time they were filed (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of the last such amendment or superseding filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. To Borrowers' knowledge, none of the SEC Documents nor any Loan Party is the subject of ongoing SEC review or outstanding SEC investigation and there are no outstanding or unresolved comments received from the SEC with respect to any of the SEC Documents.

ARTICLE IV
CONDITIONS

Section 4.01 Effective Date.

(a) The obligations of the Lenders to make Loans hereunder shall not become effective until the date on which each of the following conditions is satisfied (or waived in accordance with Section 9.02):

(i) Credit Agreement and Loan Documents. The Administrative Agent (or its counsel) shall have received (A) from each party hereto a counterpart of this Agreement signed on behalf of such party (which, subject to Section 9.06(b), may include any Electronic Signatures transmitted by telecopy, emailed pdf. or any other electronic means that reproduces an image of an actual executed signature page) and (B) duly executed copies of the Loan Documents and such other certificates, documents, instruments and agreements as the Administrative Agent shall reasonably request in connection with the transactions contemplated by this Agreement and the other Loan Documents, including any promissory notes requested by a Lender pursuant to Section 2.10 payable to the order of each such requesting Lender and a written opinion of the Loan Parties' counsel, addressed to the Administrative Agent and the Lenders, all in form and substance satisfactory to the Administrative Agent.

(ii) Equity Investment. The Administrative Agent shall have received, in a reasonable period of time in advance of the proposed Effective Date, evidence of equity investments to the Loan Parties in an amount necessary to comply with the Tangible Net Worth covenant set forth in Section 6.12(b).

(iii) Closing Certificates; Certified Certificate of Incorporation; Good Standing Certificates. The Administrative Agent shall have received (A) a certificate of each Loan Party, dated the Effective Date and executed by its Secretary or Assistant Secretary, which shall (I) certify the resolutions of its Board of Directors, members or other body authorizing the execution, delivery and performance of the Loan Documents to which it is a party, (II) identify by name and title and bear the signatures of the officers of such Loan Party authorized to sign the Loan Documents to which it is a party and, in the case of each Borrower, its Financial Officers, and (III) contain appropriate attachments, including the charter, articles or certificate of organization or incorporation of each Loan Party certified by the relevant authority of the jurisdiction of organization of such Loan Party and a true and correct copy of its bylaws or operating, management or partnership agreement, or other organizational or governing documents, and (B) a long form good standing certificate for each Loan Party from its jurisdiction of organization.

(iv) No Default Certificate. The Administrative Agent shall have received a certificate, signed by the chief financial officer of the Borrowers, dated as of the Effective Date (A) stating that no Default has occurred and is continuing, (B) stating that the representations and warranties contained in the Loan Documents are true and correct as of such date, and (C) certifying as to any other factual matters as may be reasonably requested by the Administrative Agent.

(v) Fees. The Lenders and the Administrative Agent shall have received all fees required to be paid, and all expenses required to be reimbursed for which invoices have been presented (including the reasonable fees and expenses of legal counsel), on or before the Effective Date. All such amounts will be paid directly by Borrowers and not with proceeds of Loans.

(vi) Lien Searches. The Administrative Agent shall have received the results of a recent lien search in the jurisdiction of organization of each Loan Party and each jurisdiction where assets of the Loan Parties are located, and such search shall reveal no Liens on any of the assets of the Loan Parties except for liens permitted by Section 6.02 or discharged on or prior to the Effective Date pursuant to a pay-off letter or other documentation satisfactory to the Administrative Agent.

(vii) Pay-Off Letter. The Administrative Agent shall have received satisfactory pay-off letters for all existing Indebtedness required to be repaid and which confirms that all Liens upon any of the property of the Loan Parties constituting Collateral will be terminated concurrently with such payment and all letters of credit issued or guaranteed as part of such Indebtedness shall have been cash collateralized or supported by a Letter of Credit.

(viii) Funding Account. The Administrative Agent shall have received a notice setting forth the Funding Account.

(ix) Collateral Access and Control Agreements. The Administrative Agent shall have received each (A) collateral access agreement required to be provided pursuant to the Security Agreement and (B) deposit account control agreement required to be provided pursuant to the Security Agreement.

(x) Solvency. The Administrative Agent shall have received a solvency certificate signed by a Financial Officer dated the Effective Date in form and substance reasonably satisfactory to the Administrative Agent.

(xi) Borrowing Base Certificate. The Administrative Agent shall have received a Borrowing Base Certificate which calculates the Borrowing Base as of the end of the month immediately preceding the Effective Date.

(xii) Compliance Certificate. The Administrative Agent shall have received a Compliance Certificate which certifies compliance with the Tangible Net Worth covenant set forth in Section 6.12(b) as of the Effective Date.

(xiii) Filings, Registrations and Recordings. Each document (including any Uniform Commercial Code financing statement) required by the Collateral Documents or under law or reasonably requested by the Administrative Agent to be filed, registered or recorded in order to create in favor of the Administrative Agent, for the benefit of the Secured Parties, a perfected Lien on the Collateral described therein, prior and superior in right to any other Person (other than with respect to Liens expressly permitted by Section 6.02), shall be in proper form for filing, registration or recordation.

(xiv) Insurance. The Administrative Agent shall have received evidence of insurance coverage in form, scope, and substance reasonably satisfactory to the Administrative Agent and otherwise in compliance with the terms of Section 5.10 of this Agreement.

(xv) USA PATRIOT Act, Etc. (A) The Administrative Agent shall have received, (I) at least five (5) days prior to the Effective Date, all documentation and other information regarding the Borrowers requested in connection with applicable "know your customer" and anti-money laundering rules and regulations, including the USA PATRIOT Act, to the extent requested in writing of the Borrowers at least ten (10) days prior to the Effective Date, and (II) a properly completed and signed IRS Form W-8 or W-9, as applicable, for each Loan Party, and (B) to the extent each Borrower qualifies as a "legal entity customer" under the Beneficial Ownership Regulation, at least five (5) days prior to the Effective Date, any Lender that has requested, in a written notice to each Borrower at least the (10) days prior to the Effective Date, a Beneficial Ownership Certification in relation to each Borrower shall have received such Beneficial Ownership Certification (provided that, upon the execution and delivery by such Lender of its signature page to this Agreement, the condition set forth in this clause (B) shall be deemed to be satisfied).

(xvi) Other Documents. The Administrative Agent shall have received such other documents as the Administrative Agent, any Lender or their respective counsel may have reasonably requested.

(b) The Administrative Agent shall notify the Borrowers and the Lenders of the Effective Date, and such notice shall be conclusive and binding. Notwithstanding the foregoing, the obligations of the Lenders to make Loans hereunder shall not become effective unless each of the foregoing conditions is satisfied (or waived pursuant to Section 9.02).

Section 4.02 Each Credit Event.

(a) The obligation of each Lender to make a Loan on the occasion of any Borrowing, is subject to the satisfaction of the following conditions:

(i) The representations and warranties of the Loan Parties set forth in the Loan Documents shall be true and correct in all material respects with the same effect as though made on and as of the date of such Borrowing (it being understood and agreed that any representation or warranty which by its terms is made as of a specified date shall be required to be true and correct in all material respects only as of such specified date, and that any representation or warranty which is subject to any materiality qualifier shall be required to be true and correct in all respects).

(ii) At the time of and immediately after giving effect to such Borrowing, no Default shall have occurred and be continuing.

(iii) After giving effect to any Borrowing, Availability shall not be less than zero.

(iv) No event shall have occurred and no condition shall exist which has or could be reasonably expected to have a Material Adverse Effect.

(v) To the extent not already delivered to the Administrative Agent or the Custodian, electronic delivery of copies of the Bridge Loan Documents required to be delivered pursuant to Section 4.3 of the Security Agreement, with originals to be delivered promptly thereafter.

(b) Each Borrowing shall be deemed to constitute a representation and warranty by the Borrowers on the date thereof as to the matters specified in this Section.

ARTICLE V
AFFIRMATIVE COVENANTS

Until all of the Secured Obligations shall have been Paid in Full, each Loan Party executing this Agreement covenants and agrees, jointly and severally with all of the other Loan Parties, with the Lenders that:

Section 5.01 Financial Statements; Borrowing Base and Other Information.

(a) Each Borrower will furnish to the Administrative Agent and each Lender:

(i) within one hundred twenty (120) days after the end of each fiscal year of each Borrower, its audited consolidated balance sheet and related statements of operations, stockholders' equity and cash flows as of the end of and for such year, setting forth in each case in comparative form the

figures for the previous fiscal year, all reported on by independent public accountants of recognized national standing (without a "going concern" or like qualification, commentary or exception, and without any qualification or exception as to the scope of such audit) to the effect that such consolidated financial statements present fairly in all material respects the financial condition and results of operations of each Borrower and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, accompanied by any management letter prepared by said accountants;

(ii) within forty-five (45) days after the end of each fiscal quarter of each Borrower, its consolidated balance sheet and related statements of operations, stockholders' equity and cash flows as of the end of and for such fiscal quarter and the then elapsed portion of such fiscal year, setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the previous fiscal year, all certified by a Financial Officer as presenting fairly in all material respects the financial condition and results of operations of each Borrower and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, subject to normal year-end audit adjustments and the absence of footnotes;

(iii) concurrently with any delivery of financial statements under clause (i) or (ii) above, a Compliance Certificate (A) certifying as presenting fairly in all material respects the financial condition and results of operations of each Borrower and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, subject, in the case of the financial statements delivered under clause (ii) above, to normal year-end audit adjustments and the absence of footnotes, (B) certifying as to whether a Default has occurred and, if a Default has occurred, specifying the details thereof and any action taken or proposed to be taken with respect thereto, (C) setting forth reasonably detailed calculations demonstrating compliance with Section 6.12 and (D) stating whether any change in GAAP or in the application thereof has occurred since the Effective Date and, if any such change has occurred, specifying the effect of such change on the financial statements accompanying such certificate;

(iv) concurrently with any delivery of financial statements under clause (ii) above, a detailed summary of the Borrowers' Bridge Loan pipeline, in form reasonably satisfactory to the Administrative Agent;

(v) as soon as available, but in any event no later than ninety (90) days of each fiscal year of each Borrower, a copy of the plan and forecast (including a projected consolidated and consolidating balance sheet, income statement and cash flow statement) of each Borrower for each month of the upcoming fiscal year (the "*Projections*") in form reasonably satisfactory to the Administrative Agent;

(vi) bi-weekly, on the 1st and 15th day of each calendar month, and at such other times as may be necessary to re-determine Availability hereunder or as may be requested by the Administrative Agent, as of the period then ended, a Borrowing Base Certificate and supporting information in connection therewith, including a collateral report prepared and certified by the Custodian, together with any additional reports with respect to the Borrowing Base as the Administrative Agent may reasonably request;

(vii) promptly after the same become publicly available, copies of all periodic and other reports, proxy statements and other materials filed by any Loan Party or any Subsidiary with the SEC, or any Governmental Authority succeeding to any or all of the functions of the SEC, or with any national securities exchange, or distributed by each Borrower to its shareholders generally, as the case may be;

(viii) promptly after receipt thereof by the Borrowers or any Subsidiary, copies of each notice or other correspondence received from the SEC (or comparable agency in any applicable

non-U.S. jurisdiction) concerning any investigation or possible investigation or other inquiry by the SEC or such other agency regarding financial or other operational results of the Borrowers or any Subsidiary thereof;

(ix) promptly following any request therefor, copies of any detailed audit reports, management letters or recommendations submitted to the board of directors (or the audit committee of the board of directors) of the Borrowers by independent accountants in connection with the accounts or books of the Borrowers or any Subsidiary, or any audit of any of them as the Administrative Agent or any Lender (through the Administrative Agent) may reasonably request;

(x) promptly following any request therefor, (A) such other information regarding the operations, material changes in ownership of Equity Interests, business affairs and financial condition of any Loan Party or any Subsidiary, or compliance with the terms of this Agreement, as the Administrative Agent or any Lender (through Administrative Agent) may reasonably request and (B) information and documentation reasonably requested by the Administrative Agent or any Lender for purposes of compliance with applicable "know your customer" and anti-money laundering rules and regulations, including the USA PATRIOT Act and the Beneficial Ownership Regulation; and

(xi) promptly after any request therefor by the Administrative Agent or any Lender, copies of (A) any documents described in Section 101(k)(1) of ERISA that the Borrowers or any ERISA Affiliate may request with respect to any Multiemployer Plan and (B) any notices described in Section 101(l)(1) of ERISA that the Borrowers or any ERISA Affiliate may request with respect to any Multiemployer Plan; provided that if the Borrowers or any ERISA Affiliate has not requested such documents or notices from the administrator or sponsor of the applicable Multiemployer Plan, the Borrowers or the applicable ERISA Affiliate shall promptly make a request for such documents and notices from such administrator or sponsor and shall provide copies of such documents and notices promptly after receipt thereof.

(b) Documents required to be delivered pursuant to Section 5.01(a)(i), (ii) or (ix) (to the extent any such documents are included in materials otherwise filed with the SEC) may be delivered electronically and, if so delivered, shall be deemed to have been delivered on the date (i) on which such materials are publicly available as posted on the Electronic Data Gathering, Analysis and Retrieval system (EDGAR); or (ii) on which such documents are posted on the Borrowers' behalf on an Internet or intranet website, if any, to which each Lender and the Administrative Agent have access (whether a commercial, third-party website or whether made available by the Administrative Agent); provided that the Borrowers shall notify the Administrative Agent and each Lender (by facsimile or through Electronic System) of the posting of any such documents and provide to the Administrative Agent through Electronic System electronic versions (*i.e.*, soft copies) of such documents. The Administrative Agent shall have no obligation to request the delivery of or to maintain paper copies of the documents referred to above, and each Lender shall be solely responsible for timely accessing posted documents and maintaining its copies of such documents.

Section 5.02 Notices of Material Events.

(a) The Borrowers will furnish to the Administrative Agent and each Lender prompt (but in any event within any time period that may be specified below) written notice of the following:

(i) the occurrence of any Default;

(ii) receipt of any notice of any investigation by a Governmental Authority or any litigation or proceeding commenced or threatened against any Loan Party or any Subsidiary that (A) seeks damages in excess of $500,000, (B) seeks injunctive relief, (C) is asserted or instituted against any Plan, its fiduciaries or its assets, or (D) alleges criminal misconduct by any Loan Party or any Subsidiary;

(iii) any material change in accounting or financial reporting practices by the Borrowers or any Subsidiary;

(iv) the occurrence of any ERISA Event that, alone or together with any other ERISA Events that have occurred, could reasonably be expected to result in liability of the Loan Parties which could reasonably be expected to result in a Material Adverse Effect;

(v) any other development that results in, or could reasonably be expected to result in, a Material Adverse Effect; and

(vi) any change in the information provided in the Beneficial Ownership Certification delivered to such Lender that would result in a change to the list of beneficial owners identified in such certification.

(b) Each notice delivered under this Section (i) shall be in writing, (ii) shall contain a heading or a reference line that reads "Notice under Section 5.02 of that certain Credit Agreement, dated as of July 24, 2025", and (iii) shall be accompanied by a statement of a Financial Officer or other executive officer of the Borrowers setting forth the details of the event or development requiring such notice and any action taken or proposed to be taken with respect thereto.

Section 5.03 Existence; Conduct of Business. Each Loan Party will, and will cause each Subsidiary to, (a) do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence and the rights, qualifications, licenses, permits, franchises, governmental authorizations, intellectual property rights, licenses and permits material to the conduct of its business, and maintain all requisite authority to conduct its business in each jurisdiction in which its business is conducted, except to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect; provided that the foregoing shall not prohibit any merger, consolidation, liquidation or dissolution permitted under Section 6.03 and (b) carry on and conduct its business in substantially the same manner and in substantially the same fields of enterprise as it is presently conducted.

Section 5.04 Payment of Obligations. Each Loan Party will pay or discharge all Material Indebtedness and all other material liabilities and obligations, including Taxes, before the same shall become delinquent or in default, except where (a) the validity or amount thereof is being contested in good faith by appropriate proceedings, (b) such Loan Party or Subsidiary has set aside on its books adequate reserves with respect thereto in accordance with GAAP and (c) the failure to make payment pending such contest could not reasonably be expected to result in a Material Adverse Effect; provided, however, that each Loan Party will remit withholding taxes and other payroll taxes to appropriate Governmental Authorities as and when claimed to be due, notwithstanding the foregoing exceptions.

Section 5.05 Maintenance of Properties. Each Loan Party will, and will cause each Subsidiary to, keep and maintain all property material to the conduct of its business in good working order and condition, ordinary wear and tear excepted.

Section 5.06 Books and Records; Inspection Rights. Each Loan Party will (a) keep proper books of record and account in which full, true and correct entries are made of all material financial transactions and matters involving the assets and business of the Loan Parties and (b) permit any

representatives designated by the Administrative Agent (including employees of the Administrative Agent, or any consultants, accountants, lawyers, agents and appraisers retained by the Administrative Agent), at such reasonable times during normal business hours, upon reasonable advance notice to the Borrowers, to visit and inspect its properties, conduct at the Loan Party's premises field examinations of the Loan Party's assets, liabilities, books and records, including examining and making extracts from its books and records, and to discuss its affairs, finances and condition with its officers and independent accountants (and hereby authorizes the Administrative Agent to contact its independent accountants directly) and to provide contact information for each bank where each Loan Party has a depository and/or securities account and each such Loan Party hereby authorizes the Administrative Agent and each Lender to contact the bank(s) in order to request bank statements and/or balances; provided the Administrative Agent shall not exercise such rights more often than one (1) time during any calendar year absent the existence and continuance of an Event of Default. Without limiting the generality of the foregoing, the Loan Parties will, and will cause the Custodian to, cooperate with an annual collateral audit by an auditor satisfactory to the Administrative Agent, which shall be at Borrowers' cost, commencing no later than the first anniversary of the Effective Date and annually thereafter. The Loan Parties acknowledge that the Administrative Agent, after exercising its rights of inspection, may prepare and distribute to the Lenders certain Reports pertaining to the Loan Parties' assets for internal use by the Administrative Agent and the Lenders.

Section 5.07 Compliance with Laws and Material Contractual Obligations. Each Loan Party will, and will cause each Subsidiary to, (a) comply with each Requirement of Law applicable to it or its property, and (b) perform in all material respects its obligations under other material agreements to which it is a party. Each Loan Party will maintain in effect and enforce policies and procedures designed to ensure compliance by such Loan Party, its Subsidiaries and their respective directors, officers, employees and agents with Anti-Corruption Laws and applicable Sanctions.

Section 5.08 Use of Proceeds.

(a) The proceeds of the Loans will be used only to (i) refinance certain existing Indebtedness, (ii) pay certain fees and expenses incurred in connection with the transactions contemplated herein, (iii) finance Bridge Loans made by Borrowers, and (iv) finance ongoing working capital, capital expenditures and the general corporate needs of Borrowers. No part of the proceeds of any Loan will be used, whether directly or indirectly, or any purpose that entails a violation of any of the regulations of the Federal Reserve Board, including Regulations T, U and X.

(b) The Borrowers will not request any Borrowing, and the Borrowers shall not use, and shall procure that its Subsidiaries and its or their respective directors, officers, employees and agents shall not use, the proceeds of any Borrowing (i) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any Anti-Corruption Laws, (ii) for the purpose of funding, financing or facilitating any activities, business or transaction of or with any Sanctioned Person, or in any Sanctioned Country, except to the extent permitted for a Person required to comply with Sanctions, or (iii) in any manner that would result in the violation of any Sanctions applicable to any party hereto.

Section 5.09 Accuracy of Information. The Loan Parties will ensure that any information, including financial statements or other documents, furnished to the Administrative Agent or the Lenders in connection with this Agreement or any other Loan Document or any amendment or modification hereof or thereof or waiver hereunder or thereunder contains no material misstatement of fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and the furnishing of such information shall be deemed to be a representation and warranty by the Borrowers on the date thereof as to the matters specified in this Section 5.09; provided

that, with respect to the Projections, the Loan Parties will cause the Projections to be prepared in good faith based upon assumptions believed to be reasonable at the time.

Section 5.10 Insurance. Each Loan Party will, and will cause each Subsidiary to, maintain with financially sound and reputable carriers having a financial strength rating of at least A- by A.M. Best Company (a) insurance in such amounts (with no greater risk retention) and against such risks (including loss or damage by fire and loss in transit; theft, burglary, pilferage, larceny, embezzlement, and other criminal activities; business interruption; and general liability) and such other hazards, as is customarily maintained by companies of established repute engaged in the same or similar businesses operating in the same or similar locations and (b) all insurance required pursuant to the Collateral Documents. The Borrowers will furnish to the Lenders, upon request of the Administrative Agent, but no less frequently than annually, information in reasonable detail as to the insurance so maintained.

Section 5.11 BSA/AML Audits. The Borrowers will cause an independent review and audit of its compliance with the Bank Secrecy Act (BSA) and anti-money laundering (AML) regulations, in scope and detail satisfactory to the Administrative Agent, to be commenced within fifteen (15) days following the Effective Date and completed within one hundred twenty (120) days following the Effective Date (or such later date as the Administrative Agent may approve in its sole discretion), and thereafter on or before the second anniversary of each prior audit, in each case completed by an audit firm acceptable to the Administrative Agent.

Section 5.12 Casualty and Condemnation. The Borrowers (a) will furnish to the Administrative Agent and the Lenders prompt written notice of any casualty or other insured damage to any material portion of the Collateral or the commencement of any action or proceeding for the taking of any material portion of the Collateral or interest therein under power of eminent domain or by condemnation or similar proceeding and (b) will ensure that the Net Proceeds of any such event (whether in the form of insurance proceeds, condemnation awards or otherwise) are collected and applied in accordance with the applicable provisions of this Agreement and the Collateral Documents.

Section 5.13 Depository Banks. Each Loan Party will maintain the Administrative Agent as its principal depository bank, including for the maintenance of all operating, administrative, cash management, collection activity, and other deposit accounts for the conduct of its business (other than the custodial account maintained with the Custodian, which shall be subject to a control agreement in favor of the Administrative Agent). Additionally, the Administrative Agent shall be the principal provider of other bank products to the Loan Parties. In the event the Loan Parties fail to satisfy this covenant at any time, the Administrative Agent reserves the right to increase the interest payable under the Loans by 2%.

Section 5.14 Direct Bridge Loans. Borrowers shall underwrite, extend and administer each Direct Bridge Loan in a manner consistent with industry standards and in compliance with all Requirements of Law.

(a) In connection with each Direct Bridge Loan, Borrowers shall obtain a mortgagee policy of title insurance on each Direct Bridge Loan, issued in standard American Land Title Association form, or such other form reasonably satisfactory to the Administrative Agent by a title company reasonably acceptable to the Administrative Agent.

(b) With respect to the real property that serves as collateral for each Direct Bridge Loan, Borrowers shall ensure that (i) the mortgage encumbering such real property contains customary and enforceable provisions which render the rights and remedies of the holder thereof adequate for the realization against such real property of the benefits of the security, including (*x*) in the case of a deed of trust, by trustee's sale and (*y*) otherwise by judicial or non-judicial foreclosure;

and there is no homestead or other exemption available which, individually or in the aggregate, could materially interfere with the right to sell the related real property at a trustee's sale or the right to foreclose the related mortgage, to the extent permitted by applicable law; (ii) to Borrowers' knowledge, except as previously disclosed in writing to the Administrative Agent, there does not exist on such real property any unlawful hazardous materials, regulated substances, hazardous substances, hazardous wastes or solid wastes, as such terms are defined in the Comprehensive Environmental Response Compensation and Liability Act, the Resource Conversation and Recovery Act of 1976, or other applicable federal, state or local environmental legislation; and (iii) such real property is not located in a special flood hazard area or is covered by an adequate flood insurance policy.

(c) Borrowers shall direct or otherwise cause the Obligor of each Direct Bridge Loan to pay directly into an account of Borrowers maintained with the Administrative Agent. During the continuance of an Event of Default, the Administrative Agent shall have the right to notify any Obligor of a Direct Bridge Loan to make payments to any account established by the Administrative Agent.

(d) Without the Administrative Agent's prior written consent, Borrowers shall not (i) Dispose of any Direct Bridge Loan for less than the outstanding principal balance, and in no event if such Disposition would cause the Aggregate Revolving Exposure to exceed the Borrowing Base, (ii) release any collateral securing any Direct Bridge Loan or guaranty of any Direct Bridge Loan, other than in the case of a Disposition which meets the criteria in section (d)(i) of this paragraph or (iii) agree or permit the Direct Bridge Loan to be subordinate to any other Indebtedness.

(e) At the request of the Administrative Agent, Borrowers shall certify and/or provide evidence of compliance with the requirements of this Section 5.14, in form and substance reasonably satisfactory to the Administrative Agent.

Section 5.15 Creditor Bridge Loans. Borrowers shall underwrite, extend and administer each Bridge Loan in a manner consistent with industry standards and in compliance with all Requirements of Law.

(b) In connection with each Creditor Bridge Loan, Borrowers shall purchase the Creditor Bridge Loan from the Permanent Loan Lender.

(c) Borrowers shall direct or otherwise cause the Obligor of each Creditor Bridge Loan to pay directly into an account of Borrowers maintained with the Administrative Agent. During the continuance of an Event of Default, the Administrative Agent shall have the right to notify any Obligor of a Creditor Bridge Loan to make payments to any account established by the Administrative Agent.

(d) Without the Administrative Agent's prior written consent, Borrowers shall not (i) Dispose of any Creditor Bridge Loan for less than the outstanding principal balance, and in no event if such Disposition would cause the Aggregate Revolving Exposure to exceed the Borrowing Base, (ii) release any collateral securing any Creditor Bridge Loan or guaranty of any Creditor Bridge Loan, other than in the case of a Disposition which meets the criteria in section (d)(i) of this paragraph or (iii) agree or permit the Creditor Bridge Loan to be subordinate to any other Indebtedness.

(e) At the request of the Administrative Agent, Borrowers shall certify and/or provide evidence of compliance with the requirements of this Section 5.14, in form and substance reasonably satisfactory to the Administrative Agent.

Section 5.16 BDC and RIC. X1 Capital shall at all times maintain its status as a BDC under, and comply with all provisions of, the Investment Company Act, and shall qualify annually as a RIC under the Code.

Section 5.17 Additional Collateral; Further Assurances.

(a) Subject to applicable Requirement of Law, each Loan Party will cause each of its Subsidiaries formed or acquired after the Effective Date to become a Loan Party by executing a Joinder Agreement. In connection therewith, the Administrative Agent shall have received all documentation and other information regarding such newly formed or acquired Subsidiaries as may be required to comply with the applicable "know your customer" rules and regulations, including the USA Patriot Act. Upon execution and delivery thereof, each such Person (i) shall automatically become a Guarantor hereunder and thereupon shall have all of the rights, benefits, duties, and obligations in such capacity under the Loan Documents and (ii) will grant Liens to the Administrative Agent, for the benefit of the Administrative Agent and the other Secured Parties, in any property of such Loan Party which constitutes Collateral.

(b) The Borrowers will cause 100% of the issued and outstanding Equity Interests of each of its Subsidiaries to be subject at all times to a first priority, perfected Lien in favor of the Administrative Agent for the benefit of the Administrative Agent and the other Secured Parties, pursuant to the terms and conditions of the Loan Documents or other security documents as the Administrative Agent shall reasonably request.

(c) Without limiting the foregoing, each Loan Party will execute and deliver, or cause to be executed and delivered, to the Administrative Agent such documents, agreements and instruments, and will take or cause to be taken such further actions (including the filing and recording of financing statements, fixture filings, mortgages, deeds of trust and other documents and such other actions or deliveries of the type required by Section 4.01, as applicable), which may be required by any Requirement of Law or which the Administrative Agent may, from time to time, reasonably request to carry out the terms and conditions of this Agreement and the other Loan Documents and to ensure perfection and priority of the Liens created or intended to be created by the Collateral Documents, all in form and substance reasonably satisfactory to the Administrative Agent and all at the expense of the Borrowers.

(d) If any material assets (other than the Excluded Property) are acquired by any Loan Party after the Effective Date (other than assets constituting Collateral under the Security Agreement that become subject to the Lien under the Security Agreement upon acquisition thereof), the Borrowers will (i) notify the Administrative Agent and the Lenders thereof, and, if requested by the Administrative Agent or the Required Lenders, cause such assets to be subjected to a Lien securing the Secured Obligations and (ii) take, and cause each applicable Loan Party to take, such actions as shall be necessary or reasonably requested by the Administrative Agent to grant and perfect such Liens, including actions described in paragraph (c) of this Section, all at the expense of the Loan Parties.

Section 5.18 Post-Closing Obligations. The Loan Parties shall, and shall cause each of their Subsidiaries to, satisfy each of the post-closing obligations set forth on Schedule 5.18 within such

obligation's prescribed time period; provided that such conditions may be waived and/or time periods extended by the Administrative Agent in its sole discretion.

ARTICLE VI
NEGATIVE COVENANTS

Until all of the Secured Obligations shall have been Paid in Full, each Loan Party executing this Agreement covenants and agrees, jointly and severally with all of the other Loan Parties, with the Lenders that:

Section 6.01 Indebtedness. No Loan Party will create, incur, assume or suffer to exist any Indebtedness, except:

(a) the Secured Obligations;

(b) Indebtedness existing on the Effective Date and set forth in Schedule 6.01 (excluding, however, following the making of the initial Loan hereunder, the Indebtedness to be repaid with the proceeds of such Loans as indicated on Schedule 6.01) and any extensions, renewals, refinancings and replacements of any such Indebtedness in accordance with clause (f) hereof;

(c) Indebtedness of any Loan Party to any other Loan Party;

(d) any Cure Debt Securities;

(e) Indebtedness owed to any Person providing workers' compensation, health, disability or other employee benefits or property, casualty or liability insurance, pursuant to reimbursement or indemnification obligations to such Person, in each case incurred in the ordinary course of business; and

(f) Subordinated Indebtedness approved by the Administrative Agent.

In no event shall X1 Capital incur Indebtedness that would result in it failing to comply with the asset coverage requirements set forth in Section 18 of the Investment Company Act.

Section 6.02 Liens. No Loan Party will create, incur, assume or permit to exist any Lien on any property or asset now owned or hereafter acquired by it, or assign or sell any income or revenues (including Accounts) or rights in respect of any thereof, except:

(a) Liens created pursuant to any Loan Document;

(b) Permitted Encumbrances;

(c) any Lien on any property or asset of the Borrowers or any Subsidiary existing on the Effective Date and set forth in Schedule 6.02; provided that (A) such Lien shall not apply to any other property or asset of the Borrowers or any Subsidiary and (B) such Lien shall secure only those obligations which it secures on the Effective Date and extensions, renewals and replacements thereof that do not increase the outstanding principal amount thereof; and

(d) Liens of a collecting bank arising in the ordinary course of business under Section 4-210 of the UCC in effect in the relevant jurisdiction covering only the items being collected upon.

Section 6.03 Fundamental Changes.

(a) No Loan Party will merge into or consolidate with any other Person, or permit any other Person to merge into or consolidate with it, or otherwise Dispose of all or any substantial part of its assets, or all or substantially all of the stock of any of its Subsidiaries (in each case, whether now owned or hereafter acquired), or liquidate or dissolve, except that, if at the time thereof and immediately after giving effect thereto no Event of Default shall have occurred and be continuing, (i) any Subsidiary of either Borrower may merge into either Borrower in a transaction in which either Borrower is the surviving entity, and (ii) any Loan Party (other than the Borrower) may merge into any other Loan Party in a transaction in which the surviving entity is a Loan Party.

(b) No Loan Party will consummate a Division as the Dividing Person, without the prior written consent of Administrative Agent. Without limiting the foregoing, if any Loan Party that is a limited liability company consummates a Division (with or without the prior consent of Administrative Agent as required above), each Division Successor shall be required to comply with the obligations set forth in Section 5.14 and the other further assurances obligations set forth in the Loan Documents and become a Loan Party under this Agreement and the other Loan Documents.

(c) No Loan Party will engage in any business other than businesses of the type conducted by the Borrowers and their Subsidiaries on the Effective Date and businesses reasonably related thereto.

(d) No Loan Party will change its fiscal year or any fiscal quarter from the basis in effect on the Effective Date.

(e) No Loan Party will change the accounting basis upon which its financial statements are prepared.

(f) No Loan Party will change the tax filing elections it has made under the Code.

(g) No Loan Party will (i) make any material changes to its Investments Policies without the prior written consent of the Administrative Agent or (ii) take any action in violation of such Investment Policies.

Section 6.04 Investments, Loans, Advances, Guarantees and Acquisitions. No Loan Party will, form or invest in any Subsidiary after the Effective Date, or purchase, hold or acquire (including pursuant to any merger with any Person that was not a Loan Party and a wholly owned Subsidiary prior to such merger) any Equity Interests, evidences of indebtedness or other securities (including any option, warrant or other right to acquire any of the foregoing) of, make or permit to exist any loans or advances to, Guarantee any obligations of, or make or permit to exist any investment or any other interest in, any other Person, or purchase or otherwise acquire (in one transaction or a series of transactions) any assets of any other Person constituting a business unit (whether through purchase of assets, merger or otherwise), except:

(a) Bridge Loans;

(b) Investments in Cash and Cash Equivalents, subject to control agreements in favor of the Administrative Agent for the benefit of the Secured Parties or otherwise subject to a perfected security interest in favor of the Administrative Agent for the benefit of the Secured Parties;

(c) Investments in existence on the Effective Date and described in Schedule 6.04;

(d) Investments by any Loan Party in Equity Interests in any other Loan Party, provided that any such Equity Interests held by the Borrower and their Subsidiaries shall be pledged pursuant to the Security Agreement;

(e) loans or advances made by any Loan Party to any other Loan Party, provided that any such loans and advances made by a Loan Party shall be evidenced by a promissory note pledged pursuant to the Security Agreement;

(f) notes payable, or stock or other securities issued by Account Debtors to a Loan Party pursuant to negotiated agreements with respect to settlement of such Account Debtor's Accounts in the ordinary course of business, consistent with past practices; and

(g) Investments in the form of Swap Agreements permitted by Section 6.07.

Section 6.05 Asset Sales. No Loan Party will Dispose of any asset, including any Equity Interest owned by it, nor will the Borrowers permit any Subsidiary to issue any additional Equity Interest in such Subsidiary (other than to the Borrowers or another Loan Party in compliance with Section 6.04), except:

(a) Dispositions of assets by any Loan Party to any other Loan Party (other than Growth Lending or Growth Lending GP);

(b) Dispositions of Investments permitted by Sections 6.04(b) and (c);

(c) Dispositions of Bridge Loans in accordance with Section 5.14(e); and

(d) Dispositions of property or assets that do not consist of Bridge Loans so long as the aggregate amount of all Dispositions does not exceed $50,000 in any fiscal year;

provided that all Dispositions permitted under this Section 6.05 shall be made for fair value and cash consideration.

Section 6.06 [Section Intentionally Omitted]

Section 6.07 Swap Agreements. No Loan Party will enter into any Swap Agreement without the prior written consent of the Required Lenders.

Section 6.08 Restricted Payments; Certain Payments of Indebtedness.

(a) No Loan Party will declare or make, or agree to declare or make, directly or indirectly, any Restricted Payment, or incur any obligation (contingent or otherwise) to do so, except (i) each Borrower may declare and pay dividends with respect to its common stock payable solely in additional shares of its common stock, and, with respect to its preferred stock, payable solely in additional shares of such preferred stock or in shares of its common stock, (ii) Subsidiaries may declare and pay dividends ratably with respect to their Equity Interests, and (iii) X1 Capital may pay dividends or make distributions to its shareholders, so long as no Default or Event of Default exists or would result therefrom and the Borrowers would be in pro forma compliance with the financial covenants in Section 6.12 as of the most recent fiscal quarter ended after giving effect thereto.

(b) No Loan Party will make or agree to pay or make, directly or indirectly, any payment or other distribution (whether in cash, securities or other property) of or in respect of principal of or interest on any Indebtedness, or any payment or other distribution (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any Indebtedness, except:

(i) payment of Indebtedness created under the Loan Documents; and

(ii) payment of regularly scheduled interest and principal payments as and when due in respect of any Indebtedness permitted under Section 6.01, other than payments in respect of the Subordinated Indebtedness prohibited by the subordination provisions thereof.

Section 6.09 Transactions with Affiliates. No Loan Party will, nor will it permit any Subsidiary to, sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates, except (a) transactions that (i) are in the ordinary course of business and (ii) are at prices and on terms and conditions not less favorable to such Loan Party or such Subsidiary than could be obtained on an arm's-length basis from unrelated third parties, (b) transactions between or among the Loan Parties not involving any other Affiliate, and (c) the payment of reasonable fees to directors of the Borrowers or any Subsidiary who are not employees of the Borrowers or any Subsidiary, and compensation and employee benefit arrangements paid to, and indemnities provided for the benefit of, directors, officers or employees of the Borrowers or its Subsidiaries in the ordinary course of business. In no event shall X1 Capital engage in any transaction with its affiliates in violation of Section 17 of the Investment Company Act.

Section 6.10 Restrictive Agreements. No Loan Party will, directly or indirectly enter into, incur or permit to exist any agreement or other arrangement that prohibits, restricts or imposes any condition upon (a) the ability of such Loan Party to create, incur or permit to exist any Lien upon any of its property or assets, or (b) the ability of any Subsidiary to pay dividends or other distributions with respect to any Equity Interests or to make or repay loans or advances to the Borrowers or any other Subsidiary or to Guarantee Indebtedness of the Borrowers or any other Subsidiary; provided that the foregoing shall not apply to restrictions and conditions imposed by any Requirement of Law or by any Loan Document.

Section 6.11 Amendment of Material Documents. No Loan Party will amend, modify or waive any of its rights under (a) any agreement relating to any Subordinated Indebtedness, (b) its charter, articles or certificate of organization or incorporation and bylaws or operating, management or partnership agreement, or other organizational or governing documents, (c) the Investment Advisory Agreement or the Investment Administration Agreement, or (d) any other material agreement to the extent the amendment, modification or waiver of such other material agreement could reasonably be expected to have a Material Adverse Effect.

Section 6.12 Financial Covenants.

(a) Interest Coverage Ratio. The Loan Parties on a consolidated basis shall not permit the Interest Coverage Ratio, for any period of four consecutive fiscal quarters ending on the last day of any fiscal quarter, to be less 1.75 to 1.0.

(b) Tangible Net Worth. The Loan Parties on a consolidated basis shall not permit their Tangible Net Worth for any period prior to the TNW Modification Date to be less than $5,000,000.

(c) Total Debt to Tangible Net Worth. On and after the TNW Modification Date, the Loan Parties on a consolidated basis shall not permit the ratio of Total Debt to Tangible Net Worth, for any period of four consecutive fiscal quarters ending on the last day of any fiscal quarter, to be greater than 3.0 to 1.0.

Section 6.13 Administrator and Advisor. Growth Lending and Growth Lending GP shall not engage in any trade or business, hold any assets or incur any Indebtedness other than (i) holding, directly or indirectly, Equity Interests of the Borrowers and acting as Administrator under the Investment Administration Agreement and Advisor under the Investment Advisory Agreement, respectively, and transactions incidental thereto (including the activities and contractual rights incidental to the maintenance of its corporate existence and its ownership of the Borrowers including providing indemnification to officers, directors, shareholders, and employees), (ii) being party to or having obligations under agreements incidental to its existence, (iii) performance of its obligations under the Loan Documents to which it is a party and any obligations incidental thereto, obligations under the Transactions or otherwise permitted herein to be performed by Growth Lending or Growth Lending GP, (iv) entering into the agreements related to and consummating the Transactions, (v) receiving and distributing the dividends, distributions and payments permitted to be made to Growth Lending or Growth Lending GP pursuant to Section 6.08, (v) entering into engagement letters and similar type contracts and agreements with attorneys, accountants and other professionals, issuing Equity Interests as permitted hereunder and receiving proceeds of contributions with respect to its Equity Interests, (viii) engaging in activities necessary or incidental to any director, officer and/or employee option incentive plan or employment at Growth Lending or Growth Lending GP, (ix) providing guarantees for the benefit of Borrowers to the extent such Person is otherwise permitted to enter into the transaction under this Agreement (including guaranties of lease obligations), (x) maintaining loan participations in existence as of the Effective Date, (xi) maintain employees for the operation of its business in accordance with the above, and (xii) holding deposits in deposit accounts in connection with consummating any of the foregoing transactions.

ARTICLE VII
EVENTS OF DEFAULT

Section 7.01 Events of Default. Each of the following shall constitute an "*Events of Default*":

(a) the Borrowers shall fail to pay any principal of any Loan when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or otherwise;

(b) the Borrowers shall fail to pay any interest on any Loan or any fee or any other amount (other than an amount referred to in clause (a) of this Article) payable under this Agreement or any other Loan Document, when and as the same shall become due and payable, and such failure shall continue unremedied for a period of 5 days;

(c) any representation or warranty made or deemed made by or on behalf of any Loan Party or any Subsidiary in, or in connection with, this Agreement or any other Loan Document or any amendment or modification hereof or thereof or waiver hereunder or thereunder, or in any report, certificate, financial statement or other document furnished pursuant to or in connection with this Agreement or any other Loan Document or any amendment or modification hereof or thereof or waiver hereunder or thereunder, shall prove to have been materially incorrect when made or deemed made;

(d) any Loan Party shall fail to observe or perform any covenant, condition or agreement contained in Section 5.02(a)(i), 5.03 (with respect to a Loan Party's existence) or 5.08, in Article VI, or in Section 8.07(d);

(e) any Loan Party shall fail to observe or perform any covenant, condition or agreement contained in this Agreement (other than those specified in clause (a), (b) or (d)), and such failure shall continue unremedied for a period of (i) 5 days after the earlier of any Loan Party's knowledge of such breach or notice thereof from the Administrative Agent (which notice will be given at the request of any Lender) if such breach relates to terms or provisions of Section 5.01, 5.02 (other than Section 5.02(a)(i)), 5.03, 5.04, 5.07, 5.10, 5.11 or 5.13 of this Agreement or (ii) 30 days after the earlier of any Loan Party's knowledge of such breach or notice thereof from the Administrative Agent (which notice will be given at the request of any Lender) if such breach relates to terms or provisions of any other Section of this Agreement;

(f) any Loan Party or any Subsidiary shall fail to make any payment (whether of principal or interest and regardless of amount) in respect of any Material Indebtedness, when and as the same shall become due and payable;

(g) any event or condition occurs that results in any Material Indebtedness becoming due prior to its scheduled maturity or that enables or permits (with or without the giving of notice, the lapse of time or both) the holder or holders of any Material Indebtedness or any trustee or agent on its or their behalf to cause any Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity;

(h) an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization or other relief in respect of a Loan Party or Subsidiary or its debts, or of a substantial part of its assets, under any federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for any Loan Party or any Subsidiary or for a substantial part of its assets, and, in any such case, such proceeding or petition shall continue undismissed or unstayed for sixty (60) days or an order or decree approving or ordering any of the foregoing shall be entered;

(i) any Loan Party or any Subsidiary shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in clause (h) of this Article, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for such Loan Party or Subsidiary of any Loan Party or for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or (vi) take any action for the purpose of effecting any of the foregoing;

(j) any Loan Party or any Subsidiary shall become unable, admit in writing its inability, or publicly declare its intention not to, or fail generally, to pay its debts as they become due;

(k) one or more judgments for the payment of money in an aggregate amount in excess of $500,000 (to the extent not covered by independent third-party insurance or indemnitees) shall be rendered against any Loan Party, any Subsidiary or any combination thereof and the same shall remain undischarged for a period of sixty (60) consecutive days during which execution shall not

be effectively stayed, or any action shall be legally taken by a judgment creditor to attach or levy upon any assets of any Loan Party or any Subsidiary to enforce any such judgment or any Loan Party or any Subsidiary shall fail within sixty (60) days to discharge one or more non-monetary judgments or orders which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect, which judgments or orders, in any such case, are not stayed on appeal or otherwise being appropriately contested in good faith by proper proceedings diligently pursued;

(l) an ERISA Event shall have occurred that, in the opinion of the Required Lenders, when taken together with all other ERISA Events that have occurred, could reasonably be expected to result in liability of the Borrowers and their Subsidiaries which could reasonably be expected to result in a Material Adverse Effect;

(m) a Change in Control shall occur;

(n) the occurrence of any "default", as defined in any Loan Document (other than this Agreement), or the breach of any of the terms or provisions of any Loan Document (other than this Agreement), which default or breach continues beyond any period of grace therein provided;

(o) the Loan Guaranty shall fail to remain in full force or effect or any action shall be taken to discontinue or to assert the invalidity or unenforceability of the Loan Guaranty, or any Guarantor shall fail to comply with any of the terms or provisions of the Loan Guaranty, or any Guarantor shall deny that it has any further liability under the Loan Guaranty, or shall give notice to such effect, including, but not limited to notice of termination delivered pursuant to Section 10.08;

(p) except as permitted by the terms of any Collateral Document, (i) any Collateral Document shall for any reason fail to create a valid security interest in any Collateral purported to be covered thereby, or (ii) any Lien securing any Secured Obligation shall cease to be a perfected, first priority Lien;

(q) any Collateral Document shall fail to remain in full force or effect or any action shall be taken to discontinue or to assert the invalidity or unenforceability of any Collateral Document;

(r) any material provision of any Loan Document for any reason ceases to be valid, binding and enforceable in accordance with its terms (or any Loan Party shall challenge the enforceability of any Loan Document or shall assert in writing, or engage in any action or inaction that evidences its assertion, that any provision of any of the Loan Documents has ceased to be or otherwise is not valid, binding and enforceable in accordance with its terms); or

(s) any Loan Party is criminally indicted or convicted under any law that may reasonably be expected to lead to a forfeiture of any property of such Loan Party having a fair market value in excess of $500,000.

Section 7.02 Remedies. If any Event of Default shall occur (other than an event with respect to the Borrowers described in clause (h) or (i) of this Article), and at any time thereafter during the continuance of such event, the Administrative Agent may, and at the request of the Required Lenders shall, by notice to the Borrowers, take either or both of the following actions, at the same or different times: (i) terminate the Commitments whereupon the Commitments shall terminate immediately, and (ii) declare the Loans then outstanding to be due and payable in whole or in part, whereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and all fees (including, for the avoidance of

doubt, any break funding payment) and other obligations of the Borrowers accrued hereunder and under any other Loan Document, shall become due and payable immediately, in each case without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrowers; and in the case of any event with respect to the Borrowers described in clause (h) or (i) of this Article, the Commitments shall automatically terminate and the principal of the Loans then outstanding, together with accrued interest thereon and all fees (including, for the avoidance of doubt, any break funding payments) and other obligations of the Borrowers accrued hereunder and under any other Loan Documents, shall automatically become due and payable, in each case without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrowers. Upon the occurrence and during the continuance of an Event of Default, the Administrative Agent may, and at the request of the Required Lenders shall, increase the rate of interest applicable to the Loans and other Obligations as set forth in this Agreement and exercise any rights and remedies provided to the Administrative Agent under the Loan Documents or at law or equity, including all remedies provided under the UCC.

Section 7.03 Cure Right. In the event the Loan Parties fail to comply with any financial covenant contained in Section 6.12 (a "*Financial Covenant Default*"), the Loan Parties shall have the right to cure such Event of Default on the following terms and conditions (the "*Cure Right*"):

(a) In the event the Borrowers desire to cure a Financial Covenant Default, the Borrowers shall deliver to the Administrative Agent irrevocable written notice of their intent to cure (a "*Cure Notice*") no later than five (5) days after the date on which financial statements and a Compliance Certificate for such fiscal quarter are required to be delivered; provided, however, that in no event shall the Borrowers be permitted to exercise Cure Rights hereunder more than four (4) times during the term of this Agreement, two (2) times in any four (4) consecutive fiscal quarter period or in any two (2) consecutive fiscal quarters.

(b) In the event the Borrowers deliver a Cure Notice, the Borrowers shall issue Equity Interests or Cure Debt Securities for cash consideration in an amount equal to or greater than the amount necessary to cure the applicable Financial Covenant Defaults on or before the date that is fifteen (15) days after the date on which the Cure Notice was delivered to the Administrative Agent (the "*Required Contribution Date*"). Such cash consideration received by the Borrowers shall be included in the calculation of the Borrowers' assets for the purposes of determining compliance with the financial covenants in Section 6.12 for the fiscal quarter in which such Financial Covenant Default occurred and any subsequent period that includes such fiscal quarter.

(c) If a Cure Notice has been delivered, then from the end of the fiscal quarter related to such Cure Notice until the Required Contribution Date, the Event of Default on the basis of the applicable Financial Covenant Default in respect of which the Cure Notice was delivered shall not be deemed to exist and neither the Administrative Agent nor any Lender shall accelerate the Obligations, terminate the Revolving Commitments or exercise any enforcement remedy against any Loan Party or any of their properties solely as a result of the Financial Covenant Default that has been (or is to be) cured by the Cure Right pursuant to the terms hereof. Prior to the Cure Notice, any Financial Covenant Default that has occurred will be deemed to be continuing and, as a result, the Lenders will have no obligation to make any Revolving Loan or otherwise extend additional credit under this Agreement, and also will be entitled to the imposition of interest at the default rate set forth herein from the date of the applicable Financial Covenant Default.

(d) Notwithstanding anything to the contrary contained in this Agreement, to the extent that the financial covenant cure amount received by the Borrowers pursuant to this Section 7.03 is greater than the amount required to cause the Borrowers to be in compliance with the applicable financial covenants, the amount deemed included in the Borrowers' assets for the

purpose of calculating the financial covenants in Section 6.12 will nevertheless be limited to the minimum amount thereof necessary to cure the related Financial Covenant Default.

ARTICLE VIII
THE ADMINISTRATIVE AGENT

Section 8.01 Authorization and Action.

(a) Each Lender, on behalf of itself and any of its Affiliates that are Secured Parties hereby irrevocably appoints the entity named as Administrative Agent in the heading of this Agreement and its successors and assigns to serve as the administrative agent and collateral agent under the Loan Documents and each Lender authorizes the Administrative Agent to take such actions as agent on its behalf and to exercise such powers under this Agreement and the other Loan Documents as are delegated to the Administrative Agent under such agreements and to exercise such powers as are reasonably incidental thereto. In addition, to the extent required under the laws of any jurisdiction other than within the United States, each Lender hereby grants to the Administrative Agent any required powers of attorney to execute and enforce any Collateral Document governed by the laws of such jurisdiction on such Lender's behalf. Without limiting the foregoing, each Lender hereby authorizes the Administrative Agent to execute and deliver, and to perform its obligations under, each of the Loan Documents to which the Administrative Agent is a party, and to exercise all rights, powers and remedies that the Administrative Agent may have under such Loan Documents.

(b) As to any matters not expressly provided for herein and in the other Loan Documents (including enforcement or collection), the Administrative Agent shall not be required to exercise any discretion or take any action, but shall be required to act or to refrain from acting (and shall be fully protected in so acting or refraining from acting) upon the written instructions of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, pursuant to the terms in the Loan Documents), and, unless and until revoked in writing, such instructions shall be binding upon each Lender; provided, however, that the Administrative Agent shall not be required to take any action that (i) the Administrative Agent in good faith believes exposes it to liability unless the Administrative Agent receives an indemnification and is exculpated in a manner satisfactory to it from the Lenders with respect to such action or (ii) is contrary to this Agreement or any other Loan Document or applicable law, including any action that may be in violation of the automatic stay under any requirement of law relating to bankruptcy, insolvency or reorganization or relief of debtors or that may effect a forfeiture, modification or termination of property of a Defaulting Lender in violation of any requirement of law relating to bankruptcy, insolvency or reorganization or relief of debtors; provided, further, that the Administrative Agent may seek clarification or direction from the Required Lenders prior to the exercise of any such instructed action and may refrain from acting until such clarification or direction has been provided. Except as expressly set forth in the Loan Documents, the Administrative Agent shall not have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrowers, any other Loan Party, any Subsidiary or any Affiliate of any of the foregoing that is communicated to or obtained by the Person serving as Administrative Agent or any of its Affiliates in any capacity. Nothing in this Agreement shall require the Administrative Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

(c) In performing its functions and duties hereunder and under the other Loan Documents, the Administrative Agent is acting solely on behalf of the Lenders (except in limited circumstances expressly provided for herein relating to the maintenance of the Register), and its duties are entirely mechanical and administrative in nature. Without limiting the generality of the foregoing:

(i) the Administrative Agent does not assume and shall not be deemed to have assumed any obligation or duty or any other relationship as the agent, fiduciary or trustee of or for any Lender, any other Secured Party or holder of any other obligation other than as expressly set forth herein and in the other Loan Documents, regardless of whether a Default or an Event of Default has occurred and is continuing (and it is understood and agreed that the use of the term "agent" (or any similar term) herein or in any other Loan Document with reference to the Administrative Agent is not intended to connote any fiduciary duty or other implied (or express) obligations arising under agency doctrine of any applicable law, and that such term is used as a matter of market custom and is intended to create or reflect only an administrative relationship between contracting parties); additionally, each Lender agrees that it will not assert any claim against the Administrative Agent based on an alleged breach of fiduciary duty by the Administrative Agent in connection with this Agreement and/or the transactions contemplated hereby;

(ii) nothing in this Agreement or any Loan Document shall require the Administrative Agent to account to any Lender for any sum or the profit element of any sum received by the Administrative Agent for its own account;

(d) The Administrative Agent may perform any of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by the Administrative Agent. The Administrative Agent and any such sub-agent may perform any of their respective duties and exercise their respective rights and powers through their respective Related Parties. The exculpatory provisions of this Article shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities pursuant to this Agreement. The Administrative Agent shall not be responsible for the negligence or misconduct of any sub-agent except to the extent that a court of competent jurisdiction determines in a final and non-appealable judgment that the Administrative Agent acted with gross negligence or willful misconduct in the selection of such sub-agent.

(e) The Arranger shall have no obligations or duties whatsoever in such capacity under this Agreement or any other Loan Document and shall incur no liability hereunder or thereunder in such capacity, but all such persons shall have the benefit of the indemnities provided for hereunder.

(f) In case of the pendency of any proceeding with respect to any Loan Party under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, the Administrative Agent (irrespective of whether the principal of any Loan shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Borrowers) shall be entitled and empowered (but not obligated) by intervention in such proceeding or otherwise:

(i) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders and the Administrative Agent (including any claim under Sections 2.12, 2.13, 2.15, 2.17 and 9.03) allowed in such judicial proceeding; and

(ii) to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such proceeding is hereby authorized by each Lender and each other Secured Party to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders or the other Secured Parties, to pay to the Administrative Agent any amount due to it, in its capacity as the Administrative Agent, under the Loan Documents (including under Section 9.03). Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender or to authorize the Administrative Agent to vote in respect of the claim of any Lender in any such proceeding.

(g) The provisions of this Article are solely for the benefit of the Administrative Agent and the Lenders, and, except solely to the extent of each Borrowers' rights to consent pursuant to and subject to the conditions set forth in this Article, none of the Borrowers or any Subsidiary, or any of their respective Affiliates, shall have any rights as a third party beneficiary under any such provisions. Each Secured Party, whether or not a party hereto, will be deemed, by its acceptance of the benefits of the Collateral and of the Guarantees of the Secured Obligations provided under the Loan Documents, to have agreed to the provisions of this Article.

Section 8.02 Administrative Agent's Reliance, Limitation of Liability, Etc.

(a) Neither the Administrative Agent nor any of its Related Parties shall be (i) liable for any action taken or omitted to be taken by such party, the Administrative Agent or any of its Related Parties under or in connection with this Agreement or the other Loan Documents (A) with the consent of or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith to be necessary, under the circumstances as provided in the Loan Documents) or (B) in the absence of its own gross negligence or willful misconduct (such absence to be presumed unless otherwise determined by a court of competent jurisdiction by a final and non-appealable judgment) or (ii) responsible in any manner to any of the Lenders for any recitals, statements, representations or warranties made by any Loan Party or any officer thereof contained in this Agreement or any other Loan Document or in any certificate, report, statement or other document referred to or provided for in, or received by the Administrative Agent under or in connection with, this Agreement or any other Loan Document or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Loan Document (including, for the avoidance of doubt, in connection with the Administrative Agent's reliance on any Electronic Signature transmitted by telecopy, emailed pdf. or any other electronic means that reproduces an image of an actual executed signature page) or for any failure of any Loan Party to perform its obligations hereunder or thereunder.

(b) The Administrative Agent shall be deemed not to have knowledge of any (i) notice of any of the events or circumstances set forth or described in Section 5.02 unless and until written notice thereof stating that it is a "notice under Section 5.02" in respect of this Agreement and identifying the specific clause under said Section is given to the Administrative Agent by the Borrowers, or (ii) notice of any Default or Event of Default unless and until written notice thereof (stating that it is a "notice of Default" or a "notice of an Event of Default") is given to the Administrative Agent by the Borrowers or a Lender. Further, the Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with any Loan Document, (ii) the contents of any

certificate, report or other document delivered thereunder or in connection therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth in any Loan Document or the occurrence of any Default or Event of Default, (iv) the sufficiency, validity, enforceability, effectiveness or genuineness of any Loan Document or any other agreement, instrument or document, (v) the satisfaction of any condition set forth in Article IV or elsewhere in any Loan Document, other than to confirm receipt of items (which on their face purport to be such items) expressly required to be delivered to the Administrative Agent or satisfaction of any condition that expressly refers to the matters described therein being acceptable or satisfactory to the Administrative Agent, or (vi) the creation, perfection or priority of Liens on the Collateral.

(c) Without limiting the foregoing, the Administrative Agent (i) may treat the payee of any promissory note as its holder until such promissory note has been assigned in accordance with Section 9.04, (ii) may rely on the Register to the extent set forth in Section 9.04(b), (iii) may consult with legal counsel (including counsel to the Borrowers), independent public accountants and other experts selected by it, and shall not be liable for any action taken or omitted to be taken in good faith by it in accordance with the advice of such counsel, accountants or experts, (iv) makes no warranty or representation to any Lender and shall not be responsible to any Lender for any statements, warranties or representations made by or on behalf of any Loan Party in connection with this Agreement or any other Loan Document, (v) in determining compliance with any condition hereunder to the making of a Loan that by its terms must be fulfilled to the satisfaction of a Lender, may presume that such condition is satisfactory to such Lender unless the Administrative Agent shall have received notice to the contrary from such Lender sufficiently in advance of the making of such Loan and (vi) shall be entitled to rely on, and shall incur no liability under or in respect of this Agreement or any other Loan Document by acting upon, any notice, consent, certificate or other instrument or writing (which writing may be a fax, any electronic message, Internet or intranet website posting or other distribution) or any statement made to it orally or by telephone and believed by it to be genuine and signed or sent or otherwise authenticated by the proper party or parties (whether or not such Person in fact meets the requirements set forth in the Loan Documents for being the maker thereof).

Section 8.03 Posting of Communications.

(a) The Borrowers agree that the Administrative Agent may, but shall not be obligated to, make any Communications available to the Lenders by posting the Communications on IntraLinks™, DebtDomain, SyndTrak, ClearPar or any other electronic system chosen by the Administrative Agent to be its electronic transmission system (the "*Approved Electronic Platform*").

(b) Although the Approved Electronic Platform and its primary web portal are secured with generally-applicable security procedures and policies implemented or modified by the Administrative Agent from time to time (including, as of the Effective Date, a user ID/password authorization system) and the Approved Electronic Platform is secured through a per-deal authorization method whereby each user may access the Approved Electronic Platform only on a deal-by-deal basis, each of the Lenders and the Borrowers acknowledge and agree that the distribution of material through an electronic medium is not necessarily secure, that the Administrative Agent is not responsible for approving or vetting the representatives or contacts of any Lender that are added to the Approved Electronic Platform, and that there may be confidentiality and other risks associated with such distribution. Each of the Lenders and the Borrowers hereby approve distribution of the Communications through the Approved Electronic Platform and understands and assumes the risks of such distribution.

(c) THE APPROVED ELECTRONIC PLATFORM AND THE COMMUNICATIONS ARE PROVIDED "AS IS" AND "AS AVAILABLE". THE APPLICABLE PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE COMMUNICATIONS, OR THE ADEQUACY OF THE APPROVED ELECTRONIC PLATFORM AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS OR OMISSIONS IN THE APPROVED ELECTRONIC PLATFORM AND THE COMMUNICATIONS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY THE APPLICABLE PARTIES IN CONNECTION WITH THE COMMUNICATIONS OR THE APPROVED ELECTRONIC PLATFORM. IN NO EVENT SHALL THE ADMINISTRATIVE AGENT, THE ARRANGER OR ANY OF THEIR RESPECTIVE RELATED PARTIES (COLLECTIVELY, "*APPLICABLE PARTIES*") HAVE ANY LIABILITY TO ANY LOAN PARTY, ANY LENDER, OR ANY OTHER PERSON OR ENTITY FOR DAMAGES OF ANY KIND, INCLUDING DIRECT OR INDIRECT, SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES, LOSSES OR EXPENSES (WHETHER IN TORT, CONTRACT OR OTHERWISE) ARISING OUT OF ANY LOAN PARTY'S OR THE ADMINISTRATIVE AGENT'S TRANSMISSION OF COMMUNICATIONS THROUGH THE INTERNET OR THE APPROVED ELECTRONIC PLATFORM.

(d) Each Lender agrees that notice to it (as provided in the next sentence) specifying that Communications have been posted to the Approved Electronic Platform shall constitute effective delivery of the Communications to such Lender for purposes of the Loan Documents. Each Lender agrees (i) to notify the Administrative Agent in writing (which could be in the form of electronic communication) from time to time of such Lender's email address to which the foregoing notice may be sent by electronic transmission and (ii) that the foregoing notice may be sent to such email address.

(e) Each of the Lenders and the Borrowers agree that the Administrative Agent may, but (except as may be required by applicable law) shall not be obligated to, store the Communications on the Approved Electronic Platform in accordance with the Administrative Agent's generally applicable document retention procedures and policies.

(f) Nothing herein shall prejudice the right of the Administrative Agent or any Lender to give any notice or other communication pursuant to any Loan Document in any other manner specified in such Loan Document.

Section 8.04 The Administrative Agent Individually. With respect to its Commitment and Loans, the Person serving as the Administrative Agent shall have and may exercise the same rights and powers hereunder and is subject to the same obligations and liabilities as and to the extent set forth herein for any other Lender. The terms "*Lenders*", "*Required Lenders*" and any similar terms shall, unless the context clearly otherwise indicates, include the Administrative Agent in its individual capacity as a Lender or as one of the Required Lenders, as applicable. The Person serving as the Administrative Agent and its Affiliates may accept deposits from, lend money to, own securities of, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of banking, trust or other business with, any Loan Party, any Subsidiary or any Affiliate of any of the foregoing as if such Person was not acting as the Administrative Agent and without any duty to account therefor to the Lenders.

Section 8.05 Successor Administrative Agent.

(a) The Administrative Agent may resign at any time by giving 30 days' prior written notice thereof to the Lenders and the Borrowers, whether or not a successor Administrative Agent has been appointed. Upon any such resignation, the Required Lenders shall have the right to appoint a successor Administrative Agent. If no successor Administrative Agent shall have been so appointed by the Required Lenders, and shall have accepted such appointment, within thirty (30) days after the retiring Administrative Agent's giving of notice of resignation, then the retiring Administrative Agent may, on behalf of the Lenders, appoint a successor Administrative Agent, which shall be a bank with an office in New York, New York or an Affiliate of any such bank. In either case, such appointment shall be subject to the prior written approval of the Borrowers (which approval may not be unreasonably withheld and shall not be required while an Event of Default has occurred and is continuing). Upon the acceptance of any appointment as Administrative Agent by a successor Administrative Agent, such successor Administrative Agent shall succeed to, and become vested with, all the rights, powers, privileges and duties of the retiring Administrative Agent. Upon the acceptance of appointment as Administrative Agent by a successor Administrative Agent, the retiring Administrative Agent shall be discharged from its duties and obligations under this Agreement and the other Loan Documents. Prior to any retiring Administrative Agent's resignation hereunder as Administrative Agent, the retiring Administrative Agent shall take such action as may be reasonably necessary to assign to the successor Administrative Agent its rights as Administrative Agent under the Loan Documents.

(b) Notwithstanding paragraph (a) of this Section, in the event no successor Administrative Agent shall have been so appointed and shall have accepted such appointment within thirty (30) days after the retiring Administrative Agent gives notice of its intent to resign, the retiring Administrative Agent may give notice of the effectiveness of its resignation to the Lenders and the Borrowers, whereupon, on the date of effectiveness of such resignation stated in such notice, (i) the retiring Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents; provided that, solely for purposes of maintaining any security interest granted to the Administrative Agent under any Collateral Document for the benefit of the Secured Parties, the retiring Administrative Agent shall continue to be vested with such security interest as collateral agent for the benefit of the Secured Parties, and continue to be entitled to the rights set forth in such Collateral Document and Loan Document, and, in the case of any Collateral in the possession of the Administrative Agent, shall continue to hold such Collateral, in each case until such time as a successor Administrative Agent is appointed and accepts such appointment in accordance with this Section (it being understood and agreed that the retiring Administrative Agent shall have no duty or obligation to take any further action under any Collateral Document, including any action required to maintain the perfection of any such security interest), and (ii) the Required Lenders shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent; provided that (A) all payments required to be made hereunder or under any other Loan Document to the Administrative Agent for the account of any Person other than the Administrative Agent shall be made directly to such Person and (B) all notices and other communications required or contemplated to be given or made to the Administrative Agent shall directly be given or made to each Lender. Following the effectiveness of the Administrative Agent's resignation from its capacity as such, the provisions of this Article, Section 2.17(d) and Section 9.03, as well as any exculpatory, reimbursement and indemnification provisions set forth in any other Loan Document, shall continue in effect for the benefit of such retiring Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring Administrative Agent was acting as Administrative Agent and in respect of the matters referred to in the proviso under clause (a) above.

Section 8.06 Acknowledgements of Lenders.

(a) Each Lender represents and warrants that (i) the Loan Documents set forth the terms of a commercial lending facility, (ii) it is engaged in making, acquiring or holding commercial loans and in providing other facilities set forth herein as may be applicable to such Lender in the ordinary course of business, and not for the purpose of purchasing, acquiring or holding any other type of financial instrument (and each Lender agrees not to assert a claim in contravention of the foregoing),(iii) it has, independently and without reliance upon the Administrative Agent, the Arranger or any other Lender, or any of the Related Parties of any of the foregoing, and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement as a Lender, and to make, acquire or hold Loans hereunder and (iv) it is sophisticated with respect to decisions to make, acquire and/or hold commercial loans and to provide other facilities set forth herein, as may be applicable to such Lender, and either it, or the Person exercising discretion in making its decision to make, acquire and/or hold such commercial loans or to provide such other facilities, is experienced in making, acquiring or holding such commercial loans or providing such other facilities. Each Lender also acknowledges that it will, independently and without reliance upon the Administrative Agent, the Arranger or any other Lender, or any of the Related Parties of any of the foregoing, and based on such documents and information (which may contain material, non-public information within the meaning of the United States securities laws concerning the Borrowers and their Affiliates) as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

(b) Each Lender, by delivering its signature page to this Agreement on the Effective Date, or delivering its signature page to an Assignment and Assumption or any other Loan Document pursuant to which it shall become a Lender hereunder, shall be deemed to have acknowledged receipt of, and consented to and approved, each Loan Document and each other document required to be delivered to, or be approved by or satisfactory to, the Administrative Agent or the Lenders on the Effective Date or the effective date of any such Assignment and Assumption or any other Loan document pursuant to which it shall have become a Lender hereunder.

(c) (i) Each Lender hereby agrees that (A) if the Administrative Agent notifies such Lender that the Administrative Agent has determined in its sole discretion that any funds received by such Lender from the Administrative Agent or any of its Affiliates (whether as a payment, prepayment or repayment of principal, interest, fees or otherwise; individually and collectively, a "*Payment*") were erroneously transmitted to such Lender (whether or not known to such Lender), and demands the return of such Payment (or a portion thereof), such Lender shall promptly, but in no event later than one Business Day thereafter, return to the Administrative Agent the amount of any such Payment (or portion thereof) as to which such a demand was made in same day funds, together with interest thereon in respect of each day from and including the date such Payment (or portion thereof) was received by such Lender to the date such amount is repaid to the Administrative Agent at the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect, and (B) to the extent permitted by applicable law, such Lender shall not assert, and hereby waives, as to the Administrative Agent, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Payments received, including without limitation any defense based on "discharge for value" or any similar doctrine. A notice of the Administrative Agent to any Lender under this Section 8.06(c) shall be conclusive, absent manifest error.

(ii) Each Lender hereby further agrees that if it receives a Payment from the Administrative Agent or any of its Affiliates (A) that is in a different amount than, or on a different date

from, that specified in a notice of payment sent by the Administrative Agent (or any of its Affiliates) with respect to such Payment (a "*Payment Notice*") or (B) that was not preceded or accompanied by a Payment Notice, it shall be on notice, in each such case, that an error has been made with respect to such Payment. Each Lender agrees that, in each such case, or if it otherwise becomes aware a Payment (or portion thereof) may have been sent in error, such Lender shall promptly notify the Administrative Agent of such occurrence and, upon demand from the Administrative Agent, it shall promptly, but in no event later than one (1) Business Day thereafter, return to the Administrative Agent the amount of any such Payment (or portion thereof) as to which such a demand was made in same day funds, together with interest thereon in respect of each day from and including the date such Payment (or portion thereof) was received by such Lender to the date such amount is repaid to the Administrative Agent at the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect.

(iii) The Borrowers and each other Loan Party hereby agree that (A) in the event an erroneous Payment (or portion thereof) are not recovered from any Lender that has received such Payment (or portion thereof) for any reason, the Administrative Agent shall be subrogated to all the rights of such Lender with respect to such amount and (B) an erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Obligations owed by the Borrowers or any other Loan Party.

(iv) Each party's obligations under this Section 8.06(c) shall survive the resignation or replacement of the Administrative Agent or any transfer of rights or obligations by, or the replacement of, a Lender, the termination of the Commitments or the repayment, satisfaction or discharge of all Obligations under any Loan Document.

(d) Each Lender hereby agrees that (i) it has requested a copy of each Report prepared by or on behalf of the Administrative Agent; (ii) the Administrative Agent (A) makes no representation or warranty, express or implied, as to the completeness or accuracy of any Report or any of the information contained therein or any inaccuracy or omission contained in or relating to a Report and (B) shall not be liable for any information contained in any Report; (iii) the Reports are not comprehensive audits or examinations, and that any Person performing any field examination will inspect only specific information regarding the Loan Parties and will rely significantly upon the Loan Parties' books and records, as well as on representations of the Loan Parties' personnel and that the Administrative Agent undertakes no obligation to update, correct or supplement the Reports; (iv) it will keep all Reports confidential and strictly for its internal use, not share the Report with any Loan Party or any other Person except as otherwise permitted pursuant to this Agreement; and (v) without limiting the generality of any other indemnification provision contained in this Agreement, (A) it will hold the Administrative Agent and any such other Person preparing a Report harmless from any action the indemnifying Lender may take or conclusion the indemnifying Lender may reach or draw from any Report in connection with any extension of credit that the indemnifying Lender has made or may make to the Borrowers, or the indemnifying Lender's participation in, or the indemnifying Lender's purchase of, a Loan or Loans; and (B) it will pay and protect, and indemnify, defend, and hold the Administrative Agent and any such other Person preparing a Report harmless from and against, the claims, actions, proceedings, damages, costs, expenses, and other amounts (including reasonable attorneys' fees) incurred by the Administrative Agent or any such other Person as the direct or indirect result of any third parties who might obtain all or part of any Report through the indemnifying Lender.

Section 8.07 Collateral Matters.

(a) Except with respect to the exercise of setoff rights in accordance with Section 9.08 or with respect to a Secured Party's right to file a proof of claim in an insolvency proceeding, no

Secured Party shall have any right individually to realize upon any of the Collateral or to enforce any Guarantee of the Secured Obligations, it being understood and agreed that all powers, rights and remedies under the Loan Documents may be exercised solely by the Administrative Agent on behalf of the Secured Parties in accordance with the terms thereof. In its capacity, the Administrative Agent is a "representative" of the Secured Parties within the meaning of the term "secured party" as defined in the UCC. In the event that any Collateral is hereafter pledged by any Person as collateral security for the Secured Obligations, the Administrative Agent is hereby authorized, and hereby granted a power of attorney, to execute and deliver on behalf of the Secured Parties any Loan Documents necessary or appropriate to grant and perfect a Lien on such Collateral in favor of the Administrative Agent on behalf of the Secured Parties.

(b) In furtherance of the foregoing and not in limitation thereof, no arrangements in respect of Banking Services the obligations under which constitute Secured Obligations and no Swap Agreement the obligations under which constitute Secured Obligations, will create (or be deemed to create) in favor of any Secured Party that is a party thereto any rights in connection with the management or release of any Collateral or of the obligations of any Loan Party under any Loan Document. By accepting the benefits of the Collateral, each Secured Party that is a party to any such arrangement in respect of Banking Services or Swap Agreement, as applicable, shall be deemed to have appointed the Administrative Agent to serve as administrative agent and collateral agent under the Loan Documents and agreed to be bound by the Loan Documents as a Secured Party thereunder, subject to the limitations set forth in this paragraph.

(c) The Secured Parties irrevocably authorize the Administrative Agent, at its option and in its discretion, to subordinate any Lien on any property granted to or held by the Administrative Agent under any Loan Document to the holder of any Lien on such property that is permitted by Section 6.02(a)(ii). The Administrative Agent shall not be responsible for or have a duty to ascertain or inquire into any representation or warranty regarding the existence, value or collectability of the Collateral, the existence, priority or perfection of the Administrative Agent's Lien thereon or any certificate prepared by any Loan Party in connection therewith, nor shall the Administrative Agent be responsible or liable to the Lenders or any other Secured Party for any failure to monitor or maintain any portion of the Collateral.

(d) Notwithstanding anything contained herein to the contrary, the Administrative Agent's Lien on a Bridge Loan and the related Bridge Loan Documents shall be deemed to be released without further action by the Administrative Agent, and the Borrowers shall be authorized to instruct the Custodian with respect to such release of the Administrative Agent's Lien on such Bridge Loan and the related Bridge Loan Documents, upon the Loan Parties' disposition of such Bridge Loan in accordance with Section 5.14(d) or Section 5.15(d), as applicable, provided that (i) with respect to the disposition of a Direct Bridge Loan in accordance with Section 5.14(d), (A) the Borrowers shall have provided the Administrative Agent written notice of such disposition no less than two (2) Business Days prior to the effective date thereof, (B) the Administrative Agent shall have not objected to such disposition within such notice period, and (C) concurrently with the disposition of such Direct Bridge Loan, cash proceeds in an amount that is no less than the outstanding principal balance such Direct Bridge Loan shall be deposited in an account of a Loan Party maintained with the Administrative Agent (and any escrow letter or other instructions to the title agent closing the transaction that includes the disposition of such Direct Bridge Loan shall expressly provide for such deposit of cash proceeds into an account maintained with the Administrative Agent); and (ii) with respect to the disposition of a Creditor Bridge Loan in accordance with Section 5.15(d), (A) the Borrowers or the Custodian shall have provided the Administrative Agent written notice of such disposition on or before the effective date thereof, and (B) concurrently with the disposition of such Creditor Bridge Loan, cash proceeds in an amount

that is no less than the outstanding principal balance of such Creditor Bridge Loan shall be deposited in an account of a Loan Party maintained with the Administrative Agent. The failure to deposit or cause to be deposited into an account maintained with the Administrative Agent the cash proceeds from any disposition in which the Borrowers instruct the release of the Administrative Agent's Lien in reliance on this Section 8.07(d) shall be an immediate Event of Default.

Section 8.08 Credit Bidding. The Secured Parties hereby irrevocably authorize the Administrative Agent, at the direction of the Required Lenders, to credit bid all or any portion of the Obligations (including by accepting some or all of the Collateral in satisfaction of some or all of the Obligations pursuant to a deed in lieu of foreclosure or otherwise) and in such manner purchase (either directly or through one or more acquisition vehicles) all or any portion of the Collateral (a) at any sale thereof conducted under the provisions of the Bankruptcy Code, including under Sections 363, 1123 or 1129 of the Bankruptcy Code, or any similar laws in any other jurisdictions to which a Loan Party is subject, or (b) at any other sale, foreclosure or acceptance of collateral in lieu of debt conducted by (or with the consent or at the direction of) the Administrative Agent (whether by judicial action or otherwise) in accordance with any applicable law. In connection with any such credit bid and purchase, the Obligations owed to the Secured Parties shall be credit bid by the Administrative Agent at the direction of the Required Lenders on a ratable basis (with Obligations with respect to contingent or unliquidated claims receiving contingent interests in the acquired assets on a ratable basis that shall vest upon the liquidation of such claims in an amount proportional to the liquidated portion of the contingent claim amount used in allocating the contingent interests) for the asset or assets so purchased (or for the equity interests or debt instruments of the acquisition vehicle or vehicles that are issued in connection with such purchase). In connection with any such bid (i) the Administrative Agent shall be authorized to form one or more acquisition vehicles and to assign any successful credit bid to such acquisition vehicle or vehicles (ii) each of the Secured Parties' ratable interests in the Obligations which were credit bid shall be deemed without any further action under this Agreement to be assigned to such vehicle or vehicles for the purpose of closing such sale, (iii) the Administrative Agent shall be authorized to adopt documents providing for the governance of the acquisition vehicle or vehicles (provided that any actions by the Administrative Agent with respect to such acquisition vehicle or vehicles, including any disposition of the assets or equity interests thereof, shall be governed, directly or indirectly, by, and the governing documents shall provide for, control by the vote of the Required Lenders or their permitted assignees under the terms of this Agreement or the governing documents of the applicable acquisition vehicle or vehicles, as the case may be, irrespective of the termination of this Agreement and without giving effect to the limitations on actions by the Required Lenders contained in Section 9.02 of this Agreement), (iv) the Administrative Agent on behalf of such acquisition vehicle or vehicles shall be authorized to issue to each of the Secured Parties, ratably on account of the relevant Obligations which were credit bid, interests, whether as equity, partnership interests, limited partnership interests or membership interests, in any such acquisition vehicle and/or debt instruments issued by such acquisition vehicle, all without the need for any Secured Party or acquisition vehicle to take any further action, and (v) to the extent that Obligations that are assigned to an acquisition vehicle are not used to acquire Collateral for any reason, such Obligations shall automatically be reassigned to the Secured Parties pro rata with their original interest in such Obligations and the equity interests and/or debt instruments issued by any acquisition vehicle on account of such Obligations shall automatically be cancelled, without the need for any Secured Party or any acquisition vehicle to take any further action. Notwithstanding that the ratable portion of the Obligations of each Secured Party are deemed assigned to the acquisition vehicle or vehicles as set forth in clause (ii) above, each Secured Party shall execute such documents and provide such information regarding the Secured Party (and/or any designee of the Secured Party which will receive interests in or debt instruments issued by such acquisition vehicle) as the Administrative Agent may reasonably request in connection with the formation of any acquisition vehicle, the formulation or submission of any credit bid or the consummation of the transactions contemplated by such credit bid.

Section 8.09 Certain ERISA Matters.

(a) Each Lender (i) represents and warrants, as of the date such Person became a Lender party hereto, to, and (ii) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent, the Arranger and their respective Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrowers or any other Loan Party, that at least one of the following is and will be true:

(A) such Lender is not using "plan assets" (within the meaning of the Plan Asset Regulations) of one or more Benefit Plans in connection with the Loans or the Commitments,

(B) the transaction exemption set forth in one or more PTEs, such as PTE 84-14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers), is applicable with respect to such Lender's entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement,

(C) (I) such Lender is an investment fund managed by a "Qualified Professional Asset Manager" (within the meaning of Part VI of PTE 84-14), (II) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loans, the Commitments and this Agreement, (III) the entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement satisfies the requirements of sub-sections (b) through (g) of Part I of PTE 84-14 and (IV) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84-14 are satisfied with respect to such Lender's entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement, or

(D) such other representation, warranty and covenant as may be agreed in writing between the Administrative Agent, in its sole discretion, and such Lender.

(b) In addition, unless sub-clause (A) in the immediately preceding clause (a) is true with respect to a Lender or such Lender has not provided another representation, warranty and covenant as provided in sub-clause (D) in the immediately preceding clause (a), such Lender further (i) represents and warrants, as of the date such Person became a Lender party hereto, to, and (ii) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent, the Arranger and their respective Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrowers or any other Loan Party, that none of the Administrative Agent, or the Arranger or any of their respective Affiliates is a fiduciary with respect to the Collateral or the assets of such Lender (including in connection with the reservation or exercise of any rights by the Administrative Agent under this Agreement, any Loan Document or any documents related to hereto or thereto).

(c) The Administrative Agent and the Arranger hereby informs the Lenders that each such Person is not undertaking to provide investment advice or to give advice in a fiduciary capacity, in connection with the transactions contemplated hereby, and that such Person has a financial interest in the transactions contemplated hereby in that such Person or an Affiliate thereof (i) may receive interest or other payments with respect to the Loans, the Commitments, this

Agreement and any other Loan Documents (ii) may recognize a gain if it extended the Loans or the Commitments for an amount less than the amount being paid for an interest in the Loans or the Commitments by such Lender or (iii) may receive fees or other payments in connection with the transactions contemplated hereby, the Loan Documents or otherwise, including structuring fees, commitment fees, arrangement fees, facility fees, upfront fees, underwriting fees, ticking fees, agency fees, administrative agent or collateral agent fees, utilization fees, minimum usage fees, letter of credit fees, fronting fees, deal-away or alternate transaction fees, amendment fees, processing fees, term out premiums, banker's acceptance fees, breakage or other early termination fees or fees similar to the foregoing.

Section 8.10 Erroneous Payments.

(a) If the Administrative Agent notifies a Lender or Secured Party, or any Person who has received funds on behalf of a Lender or Secured Party (any such Lender, Secured Party or other recipient, a "*Payment Recipient*") that the Administrative Agent has determined in its sole discretion that any funds (as set forth in such notice from the Administrative Agent) received by such Payment Recipient from the Administrative Agent or any of its Affiliates were erroneously or mistakenly transmitted to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender, Secured Party or other Payment Recipient on its behalf) (any such funds, whether transmitted or received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an "*Erroneous Payment*") and (y) demands in writing the return of such Erroneous Payment (or a portion thereof), such Erroneous Payment shall at all times remain the property of the Administrative Agent pending its return or repayment as contemplated below in this Section 8.10 and held in trust for the benefit of the Administrative Agent, and such Lender or Secured Party shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than two (2) Business Days thereafter (or such later date as the Administrative Agent may, in its sole discretion, specify in writing), return to the Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon (except to the extent waived in writing by the Administrative Agent) in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Administrative Agent in same day funds at the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect. A notice of the Administrative Agent to any Payment Recipient under this clause (a) shall be conclusive, absent manifest error.

(b) Without limiting immediately preceding clause (a), each Payment Recipient agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from the Administrative Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in this Agreement or in a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates), or (z) that such Lender or Secured Party, or other such recipient, otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part), then in each such case:

(i) it acknowledges and agrees that (A) in the case of immediately preceding clauses (x) or (y), an error and mistake shall be presumed to have been made (absent written confirmation

from the Administrative Agent to the contrary) or (B) an error and mistake has been made (in the case of immediately preceding clause (z)), in each case, with respect to such payment, prepayment or repayment; and

(ii) such Lender or Secured Party shall use commercially reasonable efforts to (and shall use commercially reasonable efforts to cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within one (1) Business Day of its knowledge of the occurrence of any of the circumstances described in immediately preceding clauses (x), (y) and (z)) notify the Administrative Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying the Administrative Agent pursuant to this Section 8.10(b).

For the avoidance of doubt, the failure to deliver a notice to the Administrative Agent pursuant to this Section 8.10(b) shall not have any effect on a Payment Recipient's obligations pursuant to Section 8.10(a) or on whether or not an Erroneous Payment has been made.

(c) Each Lender and Secured Party hereby authorizes the Administrative Agent to set off, net and apply any and all amounts at any time owing to such Lender or Secured Party under any Loan Document, or otherwise payable or distributable by the Administrative Agent to such Lender or Secured Party under any Loan Document with respect to any payment of principal, interest, fees or other amounts, against any amount that the Administrative Agent has demanded to be returned under clause (a) above.

(d) The parties hereto agree that (x) irrespective of whether the Administrative Agent may be equitably subrogated, in the event that an Erroneous Payment (or portion thereof) is not recovered from any Payment Recipient that has received such Erroneous Payment (or portion thereof) for any reason, the Administrative Agent shall be contractually subrogated to all the rights and interests of such Payment Recipient (and, in the case of any Payment Recipient who has received funds on behalf of a Lender or Secured Party, to the rights and interests of such Lender or Secured Party, as the case may be) under the Loan Documents with respect to such amount and (y) an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Obligations owed by the Borrowers or any other Loan Party; provided that this Section 8.10 shall not be interpreted to increase (or accelerate the due date for), or have the effect of increasing (or accelerating the due date for), the Obligations of the Borrowers relative to the amount (and/or timing for payment) of the Obligations that would have been payable had such Erroneous Payment not been made by the Administrative Agent; provided, further, that for the avoidance of doubt, immediately preceding clauses (x) and (y) shall not apply to the extent any such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Administrative Agent from the Borrowers for the purpose of making such Erroneous Payment.

(e) If Administrative Agent pays an amount to any Lender under this Agreement in the belief or expectation that a related payment has been or will be received by Administrative Agent from Borrowers and such related payment is not received by Administrative Agent, then Administrative Agent will be entitled to recover such amount from such Lender on demand without setoff, counterclaim, defense, or deduction of any kind.

(f) If Administrative Agent determines at any time that any amount received by Administrative Agent under this Agreement or any other Loan Document must be returned to any Loan Party or paid to any other Person pursuant to any insolvency law or otherwise, then, notwithstanding any other term or condition of this Agreement or any other Loan Document, Administrative Agent will not be required to distribute any portion thereof to any Lender. In

addition, each Lender will repay to Administrative Agent on demand any portion of such amount that Administrative Agent has distributed to such Lender, together with interest at such rate, if any, as Administrative Agent is required to pay to Borrowers or such other Credit Party, without setoff, counterclaim or deduction of any kind, and Administrative Agent will be entitled to set-off against future distributions to such Lender any such amounts (with interest) that are not repaid on demand.

(g) To the extent permitted by applicable law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Erroneous Payment received, including, without limitation, any defense based on "discharge for value" or any similar doctrine.

(h) Each party's obligations, agreements and waivers under this Section 8.10 shall survive the resignation or replacement of the Administrative Agent, any transfer of rights or obligations by, or the replacement of, a Lender or Secured Party, the termination of any Commitment and/or the repayment, satisfaction or discharge of all Obligations (or any portion thereof) under any Loan Document.

ARTICLE IX
MISCELLANEOUS

Section 9.01 Notices.

(a) Except in the case of notices and other communications expressly permitted to be given by telephone or Electronic Systems (and subject in each case to paragraph (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by fax, as follows:

(i) if to any Loan Party, to it in care of the Borrowers' Representative at:

For X1 Capital Inc and CBT SF LLC
6637 South Winding Brook Drive
Fairhope AL, 36532

For Growth Lending LLC
300 Colonial Center Parkway
Roswell GA, 30076

With copies to:

X1 Capital Inc, CBT SF LLC, and Growth Lending LLC
Attention: James Hickey and Lance My
Email: James@growthlending.com; lance@growthlending.com

(ii) if to the Administrative Agent, to Woodforest National Bank at:

Woodforest National Bank-CMB Loan Operations
P.O. Box 7889
The Woodlands, TX 77387-7889

With copies to:

Woodforest National Bank
25231 Grogan's Mill, 6th Floor
The Woodlands, Texas 77380
Attention: Adam LaFleur
Email: Adam.LaFleur@woodforest.com

and

Hill Ward Henderson
101 E. Kennedy Blvd, Suite 3700
Tampa, Florida 33602
Attention: Zachary Watt
Email: Zachary.Watt@hwhlaw.com

(iii) if to any other Lender, to it at its address or fax number set forth in its Administrative Questionnaire.

All such notices and other communications (A) sent by hand or overnight courier service, or mailed by certified or registered mail shall be deemed to have been given when received, (B) sent by fax shall be deemed to have been given when sent, provided that if not given during normal business hours for the recipient, such notice or communication shall be deemed to have been given at the opening of business on the next Business Day of the recipient, or (C) delivered through Electronic Systems or Approved Electronic Platforms, as applicable, to the extent provided in paragraph (b) below shall be effective as provided in such paragraph.

(b) Notices and other communications to the Borrowers, any Loan Party and the Lenders hereunder may be delivered or furnished by using Electronic Systems or Approved Electronic Platforms, as applicable, or pursuant to procedures approved by the Administrative Agent; provided that the foregoing shall not apply to notices pursuant to Article II unless otherwise agreed by the Administrative Agent and the applicable Lender. Each of the Administrative Agent and the Borrowers (on behalf of the Loan Parties) may, in its discretion, agree to accept notices and other communications to it hereunder by using Electronic Systems or Approved Electronic Platforms, as applicable, pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications. Unless the Administrative Agent otherwise proscribes, all such notices and other communications (i) sent to an e-mail address shall be deemed received upon the sender's receipt of an acknowledgement from the intended recipient (such as by the "return receipt requested" function, as available, return e-mail or other written acknowledgement), provided that if not given during the normal business hours of the recipient, such notice or communication shall be deemed to have been given at the opening of business on the next Business Day for the recipient, and (ii) posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient, at its e-mail address as described in the foregoing clause (i), of notification that such notice or communication is available and identifying the website address therefor; provided that, for both clauses (i) and (ii) above, if such notice, e-mail or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Business Day of the recipient.

(c) Any party hereto may change its address, facsimile number or e-mail address for notices and other communications hereunder by notice to the other parties hereto.

Section 9.02 Waivers; Amendments.

(a) No failure or delay by the Administrative Agent or any Lender in exercising any right or power hereunder or under any other Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Administrative Agent and the Lenders hereunder and under any other Loan Document are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of any Loan Document or consent to any departure by any Loan Party therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the making of a Loan shall not be construed as a waiver of any Default, regardless of whether the Administrative Agent or any Lender may have had notice or knowledge of such Default at the time.

(b) Subject to Section 2.04(e), Section 2.14(c), (d) and (e) and Section 9.02(d) below, neither this Agreement nor any other Loan Document nor any provision hereof or thereof may be waived, amended or modified except (i) in the case of this Agreement, pursuant to an agreement or agreements in writing entered into by the Borrowers and the Required Lenders or (ii) in the case of any other Loan Document, pursuant to an agreement or agreements in writing entered into by the Administrative Agent and the Loan Party or Loan Parties that are parties thereto, with the consent of the Required Lenders; provided that no such agreement shall (A) increase the Commitment of any Lender without the written consent of such Lender (including any such Lender that is a Defaulting Lender), (B) reduce or forgive the principal amount of any Loan or reduce the rate of interest thereon, or reduce or forgive any interest or fees payable hereunder, without the written consent of each Lender (including any such Lender that is a Defaulting Lender) directly affected thereby (except that any amendment or modification of the financial covenants in this Agreement (or defined terms used in the financial covenants in this Agreement) shall not constitute a reduction in the rate of interest or fees for purposes of this clause (B)), (C) postpone any scheduled date of payment of the principal amount of any Loan, or any date for the payment of any interest, fees or other Obligations payable hereunder, or reduce the amount of, waive or excuse any such payment, or postpone the scheduled date of expiration of any Commitment, without the written consent of each Lender (including any such Lender that is a Defaulting Lender) directly affected thereby, (D) change Section 2.09(c) or Section 2.18(b) or (d) in a manner that would alter the manner in which payments are shared, without the written consent of each Lender (other than any Defaulting Lender), (E) increase the advance rates set forth in the definition of Borrowing Base or otherwise change the definition of the term "*Borrowing Base*" or any component definition thereof or used therein if as a result thereof the amounts available to be borrowed by the Borrowers would be increased, or add new categories of eligible assets, without the written consent of each Revolving Lender (other than any Defaulting Lender), (F) change any of the provisions of this Section or the definition of "*Required Lenders*" or any other provision of any Loan Document specifying the number or percentage of Lenders required to waive, amend or modify any rights thereunder or make any determination or grant any consent thereunder, without the written consent of each Lender (other than any Defaulting Lender) directly affected thereby, (G) change Section 2.20, without the consent of each Lender (other than any Defaulting Lender), (H) release any Guarantor from its obligation under the Loan Guaranty (except as otherwise permitted herein or in the other Loan Documents), without the written consent of each Lender (other than any Defaulting Lender), or (I) except as provided in clause (c) of this Section or in any Collateral Document, release all or substantially all of the Collateral without the written consent of each Lender (other than any Defaulting Lender); provided further that no such agreement shall amend, modify or otherwise

affect the rights or duties of the Administrative Agent hereunder without the prior written consent of the Administrative Agent (it being understood that any amendment to Section 2.20 shall require the consent of the Administrative Agent). The Administrative Agent may also amend the Commitment Schedule to reflect assignments entered into pursuant to Section 9.04.

(c) The Lenders hereby irrevocably authorize the Administrative Agent, at its option and in its sole discretion, to release any Liens granted to the Administrative Agent by the Loan Parties on any Collateral (i) upon the Payment in Full of all Secured Obligations, and the cash collateralization of all Unliquidated Obligations in a manner satisfactory to each affected Lender, (ii) constituting property being sold or disposed of if the Loan Party disposing of such property certifies to the Administrative Agent that the sale or disposition is made in compliance with the terms of this Agreement (and the Administrative Agent may rely conclusively on any such certificate, without further inquiry), (iii) constituting property leased to a Loan Party under a lease which has expired or been terminated in a transaction permitted under this Agreement, or (iv) as required to effect any sale or other disposition of such Collateral in connection with any exercise of remedies of the Administrative Agent and the Lenders pursuant to Article VII. Except as provided in the preceding sentence, the Administrative Agent will not release any Liens on Collateral without the prior written authorization of the Required Lenders. Any such release shall not in any manner discharge, affect, or impair the Obligations or any Liens (other than those expressly being released) upon (or obligations of the Loan Parties in respect of) all interests retained by the Loan Parties, including the proceeds of any sale, all of which shall continue to constitute part of the Collateral. Any execution and delivery by the Administrative Agent of documents in connection with any such release shall be without recourse to or warranty by the Administrative Agent.

(d) Notwithstanding anything to the contrary herein the Administrative Agent may, with the consent of the Borrowers only, amend, modify or supplement this Agreement or any of the other Loan Documents to cure any ambiguity, omission, mistake, defect or inconsistency.

Section 9.03 Expenses; Limitation of Liability; Indemnity; Etc.

(a) Expenses. The Loan Parties, jointly and severally, shall pay all (i) reasonable out-of-pocket expenses incurred by the Administrative Agent and its Affiliates, including the reasonable fees, charges and disbursements of counsel for the Administrative Agent, in connection with the syndication and distribution (including, without limitation, via the internet or through an Electronic System or Approved Electronic Platform) of the credit facilities provided for herein, the preparation and administration of the Loan Documents and any amendments, modifications or waivers of the provisions of the Loan Documents (whether or not the transactions contemplated hereby or thereby shall be consummated), and (ii) out-of-pocket expenses incurred by the Administrative Agent or any Lender, including the fees, charges and disbursements of any counsel for the Administrative Agent or any Lender, in connection with the enforcement, collection or protection of its rights in connection with the Loan Documents, including its rights under this Section, or in connection with the Loans made hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans. Expenses being reimbursed by the Loan Parties under this Section include, without limiting the generality of the foregoing, fees, costs and expenses incurred in connection with:

(A) appraisals and insurance reviews;

(B) field examinations and the preparation of Reports based on the fees charged by a third party retained by the Administrative Agent or the internally allocated fees for each Person employed by the Administrative Agent with respect to each field examination;

(C) background checks regarding senior management and/or key investors, as deemed necessary or appropriate in the sole discretion of the Administrative Agent;

(D) Taxes, fees and other charges for (I) lien and title searches and title insurance and (II) recording the mortgages, filing financing statements and continuations, and other actions to perfect, protect, and continue the Administrative Agent's Liens;

(E) sums paid or incurred to take any action required of any Loan Party under the Loan Documents that such Loan Party fails to pay or take; and

(F) forwarding loan proceeds, collecting checks and other items of payment, and establishing and maintaining the accounts and lock boxes, and costs and expenses of preserving and protecting the Collateral.

All of the foregoing fees, costs and expenses may be charged to the Borrowers as Revolving Loans or to another deposit account, all as described in Section 2.18(c).

(b) Limitation of Liability. To the extent permitted by applicable law (i) neither the Borrowers nor any Loan Party shall assert, and the Borrowers and each Loan Party hereby waives, any claim against the Administrative Agent, the Arranger, any Lender, and any Related Party of any of the foregoing Persons (each such Person being called a "*Lender-Related Person*") for any Liabilities arising from the use by others of information or other materials (including, without limitation, any personal data) obtained through telecommunications, electronic or other information transmission systems (including the Internet), and (ii) no party hereto shall assert, and each such party hereby waives, any Liabilities against any other party hereto, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document, or any agreement or instrument contemplated hereby or thereby, the Transactions, any Loan or the use of the proceeds thereof; provided that, nothing in this Section 9.03(b) shall relieve the Borrowers or any Loan Party of any obligation it may have to indemnify an Indemnitee, as provided in Section 9.03(c), against any special, indirect, consequential or punitive damages asserted against such Indemnitee by a third party.

(c) Indemnity. The Loan Parties, jointly and severally, shall indemnify the Administrative Agent, the Arranger, each Lender, and each Related Party of any of the foregoing Persons (each such Person being called an "*Indemnitee*") against, and hold each Indemnitee harmless from, any and all Liabilities and related expenses, including the fees, charges and disbursements of any counsel for any Indemnitee, incurred by or asserted against any Indemnitee arising out of, in connection with, or as a result of (i) the execution or delivery of the Loan Documents or any agreement or instrument contemplated thereby, (ii) the performance by the parties hereto of their respective obligations thereunder or the consummation of the Transactions or any other transactions contemplated hereby, (iii) any Loan or the use of the proceeds therefrom, (iv) the failure of a Loan Party to deliver to the Administrative Agent the required receipts or other required documentary evidence with respect to a payment made by such Loan Party for Taxes pursuant to Section 2.17, or (v) any actual or prospective Proceeding relating to any of the foregoing, whether or not such Proceeding is brought by any Loan Party or their respective equity holders, Affiliates, creditors or any other third Person and whether based on contract, tort or any

other theory and regardless of whether any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such Liabilities or related expenses are determined by a court of competent jurisdiction by final and non-appealable judgment to have resulted primarily from the gross negligence or willful misconduct of such Indemnitee. This Section 9.03(c) shall not apply with respect to Taxes other than any Taxes that represent losses or damages arising from any non-Tax claim.

(d) Lender Reimbursement. Each Lender severally agrees to pay any amount required to be paid by any Loan Party under paragraphs (a), (b) or (c) of this Section 9.03 to the Administrative Agent, and each Related Party of the Administrative Agent (each, an "*Agent-Related Person*") (to the extent not reimbursed by the Loan Parties and without limiting the obligation of any Loan Party to do so), ratably according to their respective Applicable Percentage in effect on the date on which such payment is sought under this Section (or, if such payment is sought after the date upon which the Commitments shall have terminated and the Loans shall have been paid in full, ratably in accordance with such Applicable Percentage immediately prior to such date), and agrees to indemnify and hold each Agent-Related Person harmless from and against any and all Liabilities and related expenses, including the fees, charges and disbursements of any kind whatsoever that may at any time (whether before or after the payment of the Loans) be imposed on, incurred by or asserted against such Agent-Related Person in any way relating to or arising out of the Commitments, this Agreement, any of the other Loan Documents or any documents contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby or any action taken or omitted by such Agent-Related Person under or in connection with any of the foregoing; provided that the unreimbursed expense or Liability or related expense, as the case may be, was incurred by or asserted against such Agent-Related Person in its capacity as such; provided, further, that no Lender shall be liable for the payment of any portion of such Liabilities, costs, expenses or disbursements that are found by a final and non-appealable decision of a court of competent jurisdiction to have resulted primarily from such Agent-Related Person's gross negligence or willful misconduct. The agreements in this Section shall survive the termination of this Agreement and Payment in Full of the Secured Obligations.

(e) Payments. All amounts due under this Section 9.03 shall be payable not later than five (5) days after written demand therefor.

Section 9.04 Successors and Assigns.

(a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that (i) the Borrowers may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrowers without such consent shall be null and void) and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants (to the extent provided in paragraph (c) of this Section) and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b) (i) Subject to the conditions set forth in paragraph (b)(ii) below, any Lender may assign to one or more Persons (other than an Ineligible Institution) all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans

at the time owing to it) with the prior written consent (such consent not to be unreasonably withheld) of:

(A) the Borrowers; provided that, the Borrowers shall be deemed to have consented to an assignment of all or a portion of the Revolving Loans and Commitments unless it shall object thereto by written notice to the Administrative Agent within ten (10) Business Days after having received notice thereof, and provided further that no consent of the Borrowers shall be required for an assignment to a Lender, an Affiliate of a Lender, an Approved Fund or, if an Event of Default has occurred and is continuing, any other assignee that is not a Disqualified Lender; and

(B) the Administrative Agent.

(ii) Assignments shall be subject to the following additional conditions:

(A) except in the case of an assignment to a Lender or an Affiliate of a Lender or an Approved Fund or an assignment of the entire remaining amount of the assigning Lender's Commitment or Loans, the amount of the Commitment or Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent) shall not be less than $5,000,000 unless each of the Borrowers and the Administrative Agent otherwise consent, provided that no such consent of the Borrowers shall be required if an Event of Default has occurred and is continuing;

(B) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender's rights and obligations under this Agreement;

(C) the parties to each assignment shall execute and deliver to the Administrative Agent (I) an Assignment and Assumption or (II) to the extent applicable, an agreement incorporating an Assignment and Assumption by reference pursuant to an Approved Electronic Platform as to which the Administrative Agent and the parties to the Assignment and Assumption are participants, together with (except in the case of an assignment to a Lender or an Affiliate of a Lender) a processing and recordation fee of $3,500; and

(D) the assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire in which the assignee designates one or more credit contacts to whom all syndicate-level information (which may contain material non-public information about the Borrowers, the other Loan Parties and their Related Parties or their respective securities) will be made available and who may receive such information in accordance with the assignee's compliance procedures and applicable laws, including federal and state securities laws.

(iii) Subject to acceptance and recording thereof pursuant to paragraph (b)(iv) of this Section, from and after the effective date specified in each Assignment and Assumption, the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.15, 2.16, 2.17 and 9.03). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 9.04 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (c) of this Section.

(iv) The Administrative Agent, acting for this purpose as a non-fiduciary agent of the Borrowers, shall maintain at one of its offices a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitment of, and principal amount of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the "*Register*"). The entries in the Register shall be conclusive, and the Borrowers, the Administrative Agent and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrowers and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(v) Upon its receipt of (A) a duly completed Assignment and Assumption executed by an assigning Lender and an assignee or (B) to the extent applicable, an agreement incorporating an Assignment and Assumption by reference pursuant to an Approved Electronic Platform as to which the Administrative Agent and the parties to the Assignment and Assumption are participants, the assignee's completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in paragraph (b) of this Section and any written consent to such assignment required by paragraph (b) of this Section, the Administrative Agent shall accept such Assignment and Assumption and record the information contained therein in the Register; provided that if either the assigning Lender or the assignee shall have failed to make any payment required to be made by it pursuant to 2.07(b), 2.18(e) or 9.03(d), the Administrative Agent shall have no obligation to accept such Assignment and Assumption and record the information therein in the Register unless and until such payment shall have been made in full, together with all accrued interest thereon. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph.

(c) (i) Any Lender may, without the consent of, or notice to, the Borrowers or the Administrative Agent, sell participations to one or more banks or other entities (a "*Participant*") in all or a portion of such Lender's rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans owing to it); provided that (A) such Lender's obligations under this Agreement shall remain unchanged; (B) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations; and (C) the Borrowers, the Administrative Agent, and the Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in the first proviso to Section 9.02(b) that affects such Participant. The Borrowers agree that each Participant shall be entitled to the benefits of Sections 2.15, 2.16 and 2.17 (subject to the requirements and limitations therein, including the requirements under Sections 2.17(f) and (g) (it being understood that the documentation required under Section 2.17(f) shall be delivered to the participating Lender and the information and documentation required under Section 2.17(g) will be delivered to the Borrowers and the Administrative Agent)) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section; provided that such Participant (I) agrees to be subject to the provisions of Sections 2.18 and 2.19 as if it were an assignee under paragraph (b) of this Section; and (II) shall not be entitled to receive any greater payment under Sections 2.15 or 2.17 with respect to any participation than its participating Lender would have been entitled to receive, except to the extent such entitlement to receive a greater payment results from a Change in Law that occurs after the Participant acquired the applicable participation.

(ii) Each Lender that sells a participation agrees, at the Borrowers' request and expense, to use reasonable efforts to cooperate with the Borrowers to effectuate the provisions of Section 2.19(b) with respect to any Participant. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 9.08 as though it were a Lender, provided such Participant agrees to be subject to Section 2.18(d) as though it were a Lender. Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Borrowers, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant's interest in the Loans or other obligations under this Agreement or any other Loan Document (the "*Participant Register*"); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant's interest in any Commitments, Loans or its other obligations under this Agreement or any other Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such Commitment, Loan or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

(d) Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including without limitation any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

Section 9.05 Survival. All covenants, agreements, representations and warranties made by the Loan Parties in the Loan Documents and in the certificates or other instruments delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of the Loan Documents and the making of any Loans, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Administrative Agent or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under this Agreement is outstanding and unpaid and so long as the Commitments have not expired or terminated. The provisions of Sections 2.15, 2.16, 2.17 and 9.03 and Article VIII shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Loans, the expiration or termination of the Commitments or the termination of this Agreement or any other Loan Document or any provision hereof or thereof.

Section 9.06 Counterparts; Integration; Effectiveness; Electronic Execution.

(a) This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Loan Documents constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Section 4.01, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof which, when taken together, bear the signatures of each of the other

parties hereto, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

(b) Delivery of an executed counterpart of a signature page of (i) this Agreement, (ii) any other Loan Document and/or (iii) any document, amendment, approval, consent, information, notice (including, for the avoidance of doubt, any notice delivered pursuant to Section 9.01), certificate, request, statement, disclosure or authorization related to this Agreement, any other Loan Document and/or the transactions contemplated hereby and/or thereby (each an "*Ancillary Document*") that is an Electronic Signature transmitted by telecopy, emailed pdf. or any other electronic means that reproduces an image of an actual executed signature page shall be effective as delivery of a manually executed counterpart of this Agreement, such other Loan Document or such Ancillary Document, as applicable. The words "execution", "signed", "signature", "delivery", and words of like import in or relating to this Agreement, any other Loan Document and/or any Ancillary Document shall be deemed to include Electronic Signatures, deliveries or the keeping of records in any electronic form (including deliveries by telecopy, emailed pdf. or any other electronic means that reproduces an image of an actual executed signature page), each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be; provided that nothing herein shall require the Administrative Agent to accept Electronic Signatures in any form or format without its prior written consent and pursuant to procedures approved by it; provided, further, without limiting the foregoing, (A) to the extent the Administrative Agent has agreed to accept any Electronic Signature, the Administrative Agent and each of the Lenders shall be entitled to rely on such Electronic Signature purportedly given by or on behalf of the Borrowers or any other Loan Party without further verification thereof and without any obligation to review the appearance or form of any such Electronic Signature and (B) upon the request of the Administrative Agent or any Lender, any Electronic Signature shall be promptly followed by a manually executed counterpart. Without limiting the generality of the foregoing, the Borrowers and each Loan Party hereby (I) agrees that, for all purposes, including without limitation, in connection with any workout, restructuring, enforcement of remedies, bankruptcy proceedings or litigation among the Administrative Agent, the Lenders, the Borrowers and the Loan Parties, Electronic Signatures transmitted by telecopy, emailed pdf. or any other electronic means that reproduces an image of an actual executed signature page and/or any electronic images of this Agreement, any other Loan Document and/or any Ancillary Document shall have the same legal effect, validity and enforceability as any paper original, (II) the Administrative Agent and each of the Lenders may, at its option, create one or more copies of this Agreement, any other Loan Document and/or any Ancillary Document in the form of an imaged electronic record in any format, which shall be deemed created in the ordinary course of such Person's business, and destroy the original paper document (and all such electronic records shall be considered an original for all purposes and shall have the same legal effect, validity and enforceability as a paper record), (III) waives any argument, defense or right to contest the legal effect, validity or enforceability of this Agreement, any other Loan Document and/or any Ancillary Document based solely on the lack of paper original copies of this Agreement, such other Loan Document and/or such Ancillary Document, respectively, including with respect to any signature pages thereto and (IV) waives any claim against any Lender-Related Person for any Liabilities arising solely from the Administrative Agent's and/or any Lender's reliance on or use of Electronic Signatures and/or transmissions by telecopy, emailed pdf. or any other electronic means that reproduces an image of an actual executed signature page, including any Liabilities arising as a result of the failure of the Borrowers and/or any Loan Party to use any available security measures in connection with the execution, delivery or transmission of any Electronic Signature.

Section 9.07 Severability. Any provision of any Loan Document held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions thereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

Section 9.08 Right of Setoff. If an Event of Default shall have occurred and be continuing, each Lender, and each of their respective Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held, and other obligations at any time owing, by such Lender or any such Affiliate, to or for the credit or the account of any Loan Party against any and all of the Secured Obligations owing to such Lender or its Affiliates, irrespective of whether or not such Lender or Affiliate shall have made any demand under this Agreement or any other Loan Document and although such obligations of the Loan Parties may be contingent or unmatured or are owed to a branch office or Affiliate of such Lender different from the branch office or Affiliate holding such deposit or obligated on such indebtedness; provided that in the event that any Defaulting Lender shall exercise any such right of setoff, (a) all amounts so set off shall be paid over immediately to the Administrative Agent for further application in accordance with the provisions of Section 2.20 and, pending such payment, shall be segregated by such Defaulting Lender from its other funds and deemed held in trust for the benefit of the Administrative Agent and the Lenders, and (b) the Defaulting Lender shall provide promptly to the Administrative Agent a statement describing in reasonable detail the Secured Obligations owing to such Defaulting Lender as to which it exercised such right of setoff. The applicable Lender or such Affiliate shall notify the Borrowers and the Administrative Agent of such setoff or application; provided that the failure to give such notice shall not affect the validity of such setoff or application under this Section. The rights of each Lender its Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff) that such Lender or its Affiliates may have.

Section 9.09 Governing Law; Jurisdiction; Consent to Service of Process.

(a) The Loan Documents (other than those containing a contrary express choice of law provision) shall be governed by and construed in accordance with the internal laws of the State of New York.

(b) Each of the Lenders and the Administrative Agent hereby irrevocably and unconditionally agrees that, notwithstanding the governing law provisions of any applicable Loan Document, any claims brought against the Administrative Agent by any Secured Party relating to this Agreement, any other Loan Document, the Collateral or the consummation or administration of the transactions contemplated hereby or thereby shall be construed in accordance with and governed by the law of the State of New York.

(c) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any U.S. federal or New York state court sitting in New York, New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to any Loan Documents, the transactions relating hereto or thereto, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may (and any such claims, cross-claims or third party claims brought against the Administrative Agent or any of its Related Parties may only) be heard and determined in such state court or, to the extent permitted by law, in such federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this

Agreement or any other Loan Document shall affect any right that the Administrative Agent or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against any Loan Party or its properties in the courts of any jurisdiction.

(d) Each Loan Party hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in paragraph (b) of this Section. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(e) Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.01. Nothing in this Agreement or any other Loan Document will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

Section 9.10 **WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OR OTHER AGENT (INCLUDING ANY ATTORNEY) OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.**

Section 9.11 Headings. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

Section 9.12 Confidentiality.

(a) Each of the Administrative Agent and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (i) to its and its Affiliates' directors, officers, employees and agents, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (ii) to the extent requested by any Governmental Authority (including any self-regulatory authority, such as the National Association of Insurance Commissioners), (iii) to the extent required by any Requirement of Law or by any subpoena or similar legal process, (iv) to any other party to this Agreement, (v) in connection with the exercise of any remedies hereunder or under any other Loan Document or any suit, action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (vi) subject to an agreement containing provisions substantially the same as those of this Section, to (A) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (B) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to the Loan Parties and their obligations, (vii) with the consent of the Borrowers, (viii) on a confidential basis to (A) any rating agency in connection with rating the

Borrowers or their Subsidiaries or the credit facilities provided for herein or (B) the CUSIP Service Bureau or any similar agency in connection with the issuance and monitoring of identification numbers with respect to the credit facilities provided for herein, or (ix) to the extent such Information (A) becomes publicly available other than as a result of a breach of this Section or (B) becomes available to the Administrative Agent or any Lender on a non-confidential basis from a source other than the Borrowers. For the purposes of this Section, "*Information*" means all information received from the Borrowers relating to the Borrowers or their respective business, other than any such information that is available to the Administrative Agent or any Lender on a non-confidential basis prior to disclosure by the Borrowers and other than information pertaining to this Agreement provided by arrangers to data service providers, including league table providers, that serve the lending industry; provided that, in the case of information received from the Borrowers after the Effective Date, such information is clearly identified at the time of delivery as confidential. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

(b) EACH LENDER ACKNOWLEDGES THAT INFORMATION (AS DEFINED IN THIS SECTION 9.12) FURNISHED TO IT PURSUANT TO THIS AGREEMENT MAY INCLUDE MATERIAL NON-PUBLIC INFORMATION CONCERNING THE BORROWERS, THE OTHER LOAN PARTIES AND THEIR RELATED PARTIES OR THEIR RESPECTIVE SECURITIES, AND CONFIRMS THAT IT HAS DEVELOPED COMPLIANCE PROCEDURES REGARDING THE USE OF MATERIAL NON-PUBLIC INFORMATION AND THAT IT WILL HANDLE SUCH MATERIAL NON-PUBLIC INFORMATION IN ACCORDANCE WITH THOSE PROCEDURES AND APPLICABLE LAW, INCLUDING FEDERAL AND STATE SECURITIES LAWS.

(c) ALL INFORMATION, INCLUDING REQUESTS FOR WAIVERS AND AMENDMENTS, FURNISHED BY THE BORROWERS OR THE ADMINISTRATIVE AGENT PURSUANT TO, OR IN THE COURSE OF ADMINISTERING, THIS AGREEMENT WILL BE SYNDICATE-LEVEL INFORMATION, WHICH MAY CONTAIN MATERIAL NON-PUBLIC INFORMATION ABOUT THE BORROWERS, THE LOAN PARTIES AND THEIR RELATED PARTIES OR THEIR RESPECTIVE SECURITIES. ACCORDINGLY, EACH LENDER REPRESENTS TO THE BORROWERS AND THE ADMINISTRATIVE AGENT THAT IT HAS IDENTIFIED IN ITS ADMINISTRATIVE QUESTIONNAIRE A CREDIT CONTACT WHO MAY RECEIVE INFORMATION THAT MAY CONTAIN MATERIAL NON-PUBLIC INFORMATION IN ACCORDANCE WITH ITS COMPLIANCE PROCEDURES AND APPLICABLE LAW, INCLUDING FEDERAL AND STATE SECURITIES LAWS.

Section 9.13 Several Obligations; Nonreliance; Violation of Law. The respective obligations of the Lenders hereunder are several and not joint and the failure of any Lender to make any Loan or perform any of its obligations hereunder shall not relieve any other Lender from any of its obligations hereunder. Each Lender hereby represents that it is not relying on or looking to any margin stock (as defined in Regulation U of the Federal Reserve Board) for the repayment of the Borrowings provided for herein. Anything contained in this Agreement to the contrary notwithstanding, no Lender shall be obligated to extend credit to the Borrowers in violation of any Requirement of Law.

Section 9.14 USA PATRIOT Act. Each Lender that is subject to the requirements of the USA PATRIOT Act hereby notifies each Loan Party that pursuant to the requirements of the USA PATRIOT Act, it is required to obtain, verify and record information that identifies such Loan Party, which information

includes the name and address of such Loan Party and other information that will allow such Lender to identify such Loan Party in accordance with the USA PATRIOT Act.

Section 9.15 Disclosure. Each Loan Party and each Lender hereby acknowledges and agrees that the Administrative Agent and/or its Affiliates from time to time may hold investments in, make other loans to or have other relationships with, any of the Loan Parties and their respective Affiliates.

Section 9.16 Appointment for Perfection. Each Lender hereby appoints each other Lender as its agent for the purpose of perfecting Liens, for the benefit of the Administrative Agent and the Secured Parties, in assets which, in accordance with Article 9 of the UCC or any other applicable law can be perfected only by possession or control. Should any Lender (other than the Administrative Agent) obtain possession or control of any such Collateral, such Lender shall notify the Administrative Agent thereof, and, promptly upon the Administrative Agent's request therefor shall deliver such Collateral to the Administrative Agent or otherwise deal with such Collateral in accordance with the Administrative Agent's instructions.

Section 9.17 Interest Rate Limitation. Notwithstanding anything herein to the contrary, if at any time the interest rate applicable to any Loan, together with all fees, charges and other amounts which are treated as interest on such Loan under applicable law (collectively the "*Charges*"), shall exceed the maximum lawful rate (the "*Maximum Rate*") which may be contracted for, charged, taken, received or reserved by the Lender holding such Loan in accordance with applicable law, the rate of interest payable in respect of such Loan hereunder, together with all Charges payable in respect thereof, shall be limited to the Maximum Rate and, to the extent lawful, the interest and Charges that would have been payable in respect of such Loan but were not payable as a result of the operation of this Section shall be cumulated and the interest and Charges payable to such Lender in respect of other Loans or periods shall be increased (but not above the Maximum Rate therefor) until such cumulated amount, together with interest thereon at the Federal Funds Effective Rate to the date of repayment, shall have been received by such Lender.

Section 9.18 No Fiduciary Duty, etc.

(a) The Borrowers acknowledge and agree, and acknowledge their Subsidiaries' understanding, that no Credit Party will have any obligations except those obligations expressly set forth herein and in the other Loan Documents and each Credit Party is acting solely in the capacity of an arm's length contractual counterparty to the Borrowers with respect to the Loan Documents and the transactions contemplated herein and therein and not as a financial advisor or a fiduciary to, or an agent of, the Borrowers or any other person. The Borrowers agree that they will not assert any claim against any Credit Party based on an alleged breach of fiduciary duty by such Credit Party in connection with this Agreement and the transactions contemplated hereby. Additionally, the Borrowers acknowledge and agree that no Credit Party is advising the Borrowers as to any legal, tax, investment, accounting, regulatory or any other matters in any jurisdiction. The Borrowers shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated herein or in the other Loan Documents, and the Credit Parties shall have no responsibility or liability to the Borrowers with respect thereto.

(b) The Borrowers further acknowledge and agree, and acknowledge their Subsidiaries' understanding, that each Credit Party, together with its Affiliates, is a full service securities or banking firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, any Credit Party may provide investment banking and other financial services to, and/or acquire, hold or sell, for its own accounts and the accounts of customers, equity, debt and other securities and financial

instruments (including bank loans and other obligations) of, the Borrowers and other companies with which the Borrowers may have commercial or other relationships. With respect to any securities and/or financial instruments so held by any Credit Party or any of its customers, all rights in respect of such securities and financial instruments, including any voting rights, will be exercised by the holder of the rights, in its sole discretion.

(c) In addition, the Borrowers acknowledge and agree, and acknowledge their Subsidiaries' understanding, that each Credit Party and its affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which the Borrowers may have conflicting interests regarding the transactions described herein and otherwise. No Credit Party will use confidential information obtained from the Borrowers by virtue of the transactions contemplated by the Loan Documents or its other relationships with the Borrowers in connection with the performance by such Credit Party of services for other companies, and no Credit Party will furnish any such information to other companies. The Borrowers also acknowledge that no Credit Party has any obligation to use in connection with the transactions contemplated by the Loan Documents, or to furnish to the Borrowers, confidential information obtained from other companies.

Section 9.19 Marketing Consent. The Borrowers hereby authorize Woodforest and its affiliates, at their respective sole expense, but without any prior approval by the Borrowers, to publish such tombstones and give such other publicity to this Agreement as each may from time to time determine in its sole discretion. The foregoing authorization shall remain in effect unless the Borrowers notify Woodforest in writing that such authorization is revoked.

Section 9.20 Acknowledgement and Consent to Bail-In of Affected Financial Institutions. Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Loan Document may be subject to the Write-Down and Conversion Powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a) the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and

(b) the effects of any Bail-In Action on any such liability, including, if applicable:

(i) a reduction in full or in part or cancellation of any such liability;

(ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent entity, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii) the variation of the terms of such liability in connection with the exercise of the Write-Down and Conversion Powers of the applicable Resolution Authority.

Section 9.21 Acknowledgement Regarding Any Supported QFCs. To the extent that the Loan Documents provide support, through a guarantee or otherwise, for Swap Agreements or any other agreement or instrument that is a QFC (such support "*QFC Credit Support*" and each such QFC a

"*Supported QFC*"), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the "*U.S. Special Resolution Regimes*") in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States):

In the event a Covered Entity that is party to a Supported QFC (each, a "*Covered Party*") becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

Section 9.22 Borrowers' Representative. Each of the Borrowers hereby irrevocably appoints X1 Capital, acting alone, and with full power of substitution, as its agent and representative hereunder (in such capacity, the "*Borrowers' Representative*"), and hereby authorizes, directs and empowers the Borrowers' Representative to act for and in the name of each other Borrower and as its agent and representative hereunder and under the other instruments and agreements referred to herein. X1 Capital hereby accepts such appointment. Each Borrower hereby irrevocably authorizes the Borrowers' Representative to take such action on such Borrowers' behalf and to exercise such powers hereunder, under the other Loan Documents, and under the other agreements and instruments referred to herein or therein as may be contemplated being taken or exercised by such Borrower by the terms hereof and thereof, together with such powers as may be incidental thereto, including, without limitation, to borrow hereunder and deliver Borrowing Requests hereunder, to convert, continue, repay or prepay Loans made hereunder, to increase, reduce or terminate the Commitments, to pay interest, fees, costs and expenses incurred in connection with the Loans, this Agreement, the other Loan Documents, and the other agreements and instruments referred to herein or therein, to receive from or deliver to the Administrative Agent any notices, statements, reports, certificates or other documents or instruments contemplated herein, in the other Loan Documents or in any other agreement or instrument referred to herein, to receive from or transmit to the Administrative Agent any Loan proceeds or payments, and to execute any agreements, amendments, modifications, supplements or other documents or instruments in connection with this Agreement or the other Loan Documents on its behalf, and in each case such Borrower shall be bound as though itself had duly taken such action. The Administrative Agent and each Lender shall be entitled to rely on the appointment and authorization of the Borrowers' Representative with respect to all matters related to this Agreement, the other Loan Documents and any other agreements or instruments referred to herein or therein whether or not any particular provision hereof or thereof specifies that such matters may or shall be undertaken by Borrowers' Representative. In reliance hereon, the Administrative Agent and each Lender may deal with the Borrowers' Representatives alone with the same effect as if the Administrative Agent or such Lender had dealt with each Borrower separately and individually. In the event of any conflict between

any notices, communications or other acts of the Borrowers' Representative and those of any other Borrower, the notices, communications and acts of the Borrowers' Representative shall prevail.

ARTICLE X
LOAN GUARANTY

Section 10.01 Guaranty. Each Guarantor hereby agrees that it is jointly and severally liable for, and, as a primary obligor and not merely as surety, absolutely, unconditionally and irrevocably guarantees to the Secured Parties, the prompt payment when due, whether at stated maturity, upon acceleration or otherwise, and at all times thereafter, of the Secured Obligations and all costs and expenses including, without limitation, all court costs and reasonable attorneys' and paralegals' fees (including allocated costs of in-house counsel and paralegals) and expenses paid or incurred by the Administrative Agent and the Lenders in endeavoring to collect all or any part of the Secured Obligations from, or in prosecuting any action against, the Borrowers, any Guarantor or any other guarantor of all or any part of the Secured Obligations (such costs and expenses, together with the Secured Obligations, collectively the "*Guaranteed Obligations*"); provided, however, that the definition of "*Guaranteed Obligations*" shall not create any guarantee by any Guarantor of (or grant of security interest by any Guarantor to support, as applicable) any Excluded Swap Obligations of such Guarantor for purposes of determining any obligations of any Guarantor. Each Guarantor further agrees that the Guaranteed Obligations may be extended or renewed in whole or in part without notice to or further assent from it, and that it remains bound upon its guarantee notwithstanding any such extension or renewal. All terms of this Loan Guaranty apply to and may be enforced by or on behalf of any domestic or foreign branch or Affiliate of any Lender that extended any portion of the Guaranteed Obligations.

Section 10.02 Guaranty of Payment. This Loan Guaranty is a guaranty of payment and not of collection. Each Guarantor waives any right to require the Administrative Agent or any Lender to sue the Borrowers, any Guarantor, any other guarantor of, or any other Person obligated for all or any part of the Guaranteed Obligations (each, an "*Obligated Party*"), or otherwise to enforce its payment against any collateral securing all or any part of the Guaranteed Obligations.

Section 10.03 No Discharge or Diminishment of Loan Guaranty.

(a) Except as otherwise provided for herein, the obligations of each Guarantor hereunder are unconditional and absolute and not subject to any reduction, limitation, impairment or termination for any reason (other than the Payment in Full of the Guaranteed Obligations), including: (i) any claim of waiver, release, extension, renewal, settlement, surrender, alteration, or compromise of any of the Guaranteed Obligations, by operation of law or otherwise; (ii) any change in the corporate existence, structure or ownership of the Borrowers or any other Obligated Party liable for any of the Guaranteed Obligations; (iii) any insolvency, bankruptcy, reorganization or other similar proceeding affecting any Obligated Party, or their assets or any resulting release or discharge of any obligation of any Obligated Party; or (iv) the existence of any claim, setoff or other rights which any Guarantor may have at any time against any Obligated Party, the Administrative Agent, any Lender, or any other Person, whether in connection herewith or in any unrelated transactions.

(b) The obligations of each Guarantor hereunder are not subject to any defense or setoff, counterclaim, recoupment, or termination whatsoever by reason of the invalidity, illegality, or unenforceability of any of the Guaranteed Obligations or otherwise, or any provision of applicable law or regulation purporting to prohibit payment by any Obligated Party, of the Guaranteed Obligations or any part thereof.

(c) Further, the obligations of any Guarantor hereunder are not discharged or impaired or otherwise affected by: (i) the failure of the Administrative Agent or any Lender to assert any claim or demand or to enforce any remedy with respect to all or any part of the Guaranteed Obligations; (ii) any waiver or modification of or supplement to any provision of any agreement relating to the Guaranteed Obligations; (iii) any release, non-perfection, or invalidity of any indirect or direct security for the obligations of the Borrowers for all or any part of the Guaranteed Obligations or any obligations of any other Obligated Party liable for any of the Guaranteed Obligations; (iv) any action or failure to act by the Administrative Agent or any Lender with respect to any collateral securing any part of the Guaranteed Obligations; or (v) any default, failure or delay, willful or otherwise, in the payment or performance of any of the Guaranteed Obligations, or any other circumstance, act, omission or delay that might in any manner or to any extent vary the risk of such Guarantor or that would otherwise operate as a discharge of any Guarantor as a matter of law or equity (other than the Payment in Full of the Guaranteed Obligations).

Section 10.04 Defenses Waived. To the fullest extent permitted by applicable law, each Guarantor hereby waives any defense based on or arising out of any defense of the Borrowers or any Guarantor or the unenforceability of all or any part of the Guaranteed Obligations from any cause, or the cessation from any cause of the liability of the Borrowers, any Guarantor or any other Obligated Party, other than the Payment in Full of the Guaranteed Obligations. Without limiting the generality of the foregoing, each Guarantor irrevocably waives acceptance hereof, presentment, demand, protest and, to the fullest extent permitted by law, any notice not provided for herein, as well as any requirement that at any time any action be taken by any Person against any Obligated Party, or any other Person. Each Guarantor confirms that it is not a surety under any state law and shall not raise any such law as a defense to its obligations hereunder. The Administrative Agent may, at its election, foreclose on any Collateral held by it by one or more judicial or nonjudicial sales, accept an assignment of any such Collateral in lieu of foreclosure or otherwise act or fail to act with respect to any collateral securing all or a part of the Guaranteed Obligations, compromise or adjust any part of the Guaranteed Obligations, make any other accommodation with any Obligated Party or exercise any other right or remedy available to it against any Obligated Party, without affecting or impairing in any way the liability of such Guarantor under this Loan Guaranty, except to the extent the Guaranteed Obligations have been Paid in Full. To the fullest extent permitted by applicable law, each Guarantor waives any defense arising out of any such election even though that election may operate, pursuant to applicable law, to impair or extinguish any right of reimbursement or subrogation or other right or remedy of any Guarantor against any Obligated Party or any security.

Section 10.05 Rights of Subrogation. No Guarantor will assert any right, claim or cause of action, including, without limitation, a claim of subrogation, contribution or indemnification that it has against any Obligated Party, or any collateral, until the Loan Parties and the Guarantors have fully performed all their obligations to the Administrative Agent and the Lenders.

Section 10.06 Reinstatement; Stay of Acceleration. If at any time any payment of any portion of the Guaranteed Obligations (including a payment effected through exercise of a right of setoff) is rescinded, or must otherwise be restored or returned upon the insolvency, bankruptcy or reorganization of the Borrowers or otherwise (including pursuant to any settlement entered into by a Secured Party in its discretion), each Guarantor's obligations under this Loan Guaranty with respect to that payment shall be reinstated at such time as though the payment had not been made and whether or not the Administrative Agent and the Lenders are in possession of this Loan Guaranty. If acceleration of the time for payment of any of the Guaranteed Obligations is stayed upon the insolvency, bankruptcy or reorganization of the Borrowers, all such amounts otherwise subject to acceleration under the terms of any agreement relating to the Guaranteed Obligations shall nonetheless be payable by the Guarantors forthwith on demand by the Administrative Agent.

Section 10.07 Information. Each Guarantor assumes all responsibility for being and keeping itself informed of the Borrowers' financial condition and assets, and of all other circumstances bearing upon the risk of nonpayment of the Guaranteed Obligations and the nature, scope and extent of the risks that each Guarantor assumes and incurs under this Loan Guaranty, and agrees that none of the Administrative Agent or any Lender shall have any duty to advise any Guarantor of information known to it regarding those circumstances or risks.

Section 10.08 Termination. Each of the Lenders may continue to make loans or extend credit to the Borrowers based on this Loan Guaranty until five (5) days after it receives written notice of termination from any Guarantor. Notwithstanding receipt of any such notice, each Guarantor will continue to be liable to the Lenders for any Guaranteed Obligations created, assumed or committed to prior to the fifth day after receipt of the notice, and all subsequent renewals, extensions, modifications and amendments with respect to, or substitutions for, all or any part of such Guaranteed Obligations. Nothing in this Section 10.08 shall be deemed to constitute a waiver of, or eliminate, limit, reduce or otherwise impair any rights or remedies the Administrative Agent or any Lender may have in respect of, any Default or Event of Default that shall exist under Article VII hereof as a result of any such notice of termination.

Section 10.09 Taxes. Each payment of the Guaranteed Obligations will be made by each Guarantor without withholding for any Taxes, unless such withholding is required by law. If any Guarantor determines, in its sole discretion exercised in good faith, that it is so required to withhold Taxes, then such Guarantor may so withhold and shall timely pay the full amount of withheld Taxes to the relevant Governmental Authority in accordance with applicable law. If such Taxes are Indemnified Taxes, then the amount payable by such Guarantor shall be increased as necessary so that, net of such withholding (including such withholding applicable to additional amounts payable under this Section), the Administrative Agent or Lender (as the case may be) receives the amount it would have received had no such withholding been made.

Section 10.10 Maximum Liability. Notwithstanding any other provision of this Loan Guaranty, the amount guaranteed by each Guarantor hereunder shall be limited to the extent, if any, required so that its obligations hereunder shall not be subject to avoidance under Section 548 of the Bankruptcy Code or under any applicable state Uniform Fraudulent Transfer Act, Uniform Fraudulent Conveyance Act, Uniform Voidable Transactions Act or similar statute or common law. In determining the limitations, if any, on the amount of any Guarantor's obligations hereunder pursuant to the preceding sentence, it is the intention of the parties hereto that any rights of subrogation, indemnification or contribution which such Guarantor may have under this Loan Guaranty, any other agreement or applicable law shall be taken into account.

Section 10.11 Contribution.

(a) To the extent that any Guarantor shall make a payment under this Loan Guaranty (a "*Guarantor Payment*") which, taking into account all other Guarantor Payments then previously or concurrently made by any other Guarantor, exceeds the amount which otherwise would have been paid by or attributable to such Guarantor if each Guarantor had paid the aggregate Guaranteed Obligations satisfied by such Guarantor Payment in the same proportion as such Guarantor's "*Allocable Amount*" (as defined below) (as determined immediately prior to such Guarantor Payment) bore to the aggregate Allocable Amounts of each of the Guarantors as determined immediately prior to the making of such Guarantor Payment, then, following indefeasible payment in full in cash of the Guarantor Payment, the Payment in Full of the Guaranteed Obligations and the termination of this Agreement, such Guarantor shall be entitled to receive contribution and indemnification payments from, and be reimbursed by, each other Guarantor for the amount of such

excess, pro rata based upon their respective Allocable Amounts in effect immediately prior to such Guarantor Payment.

(b) As of any date of determination, the "*Allocable Amount*" of any Guarantor shall be equal to the excess of the fair saleable value of the property of such Guarantor over the total liabilities of such Guarantor (including the maximum amount reasonably expected to become due in respect of contingent liabilities, calculated, without duplication, assuming each other Guarantor that is also liable for such contingent liability pays its ratable share thereof), giving effect to all payments made by other Guarantors as of such date in a manner to maximize the amount of such contributions.

(c) This Section 10.11 is intended only to define the relative rights of the Guarantors, and nothing set forth in this Section 10.11 is intended to or shall impair the obligations of the Guarantors, jointly and severally, to pay any amounts as and when the same shall become due and payable in accordance with the terms of this Loan Guaranty.

(d) The parties hereto acknowledge that the rights of contribution and indemnification hereunder shall constitute assets of the Guarantor or Guarantors to which such contribution and indemnification is owing.

(e) The rights of the indemnifying Guarantors against other Guarantors under this Section 10.11 shall be exercisable upon the Payment in Full of the Guaranteed Obligations and the termination of this Agreement.

Section 10.12 Liability Cumulative. The liability of each Loan Party as a Guarantor under this Article X is in addition to and shall be cumulative with all liabilities of each Loan Party to the Administrative Agent and the Lenders under this Agreement and the other Loan Documents to which such Loan Party is a party or in respect of any obligations or liabilities of the other Loan Parties, without any limitation as to amount, unless the instrument or agreement evidencing or creating such other liability specifically provides to the contrary.

Section 10.13 Keepwell. Each Qualified ECP Guarantor hereby jointly and severally absolutely, unconditionally and irrevocably undertakes to provide such funds or other support as may be needed from time to time by each other Loan Party to honor all of its obligations under this Guarantee in respect of a Swap Obligation (provided, however, that each Qualified ECP Guarantor shall only be liable under this Section 10.13 for the maximum amount of such liability that can be hereby incurred without rendering its obligations under this Section 10.13 or otherwise under this Loan Guaranty voidable under applicable law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount). Except as otherwise provided herein, the obligations of each Qualified ECP Guarantor under this Section 10.13 shall remain in full force and effect until the termination of all Swap Obligations. Each Qualified ECP Guarantor intends that this Section 10.13 constitute, and this Section 10.13 shall be deemed to constitute, a "keepwell, support, or other agreement" for the benefit of each other Loan Party for all purposes of Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their respective authorized officers as of the day and year first above written.

BORROWERS:

X1 CAPITAL INC.,
a Maryland corporation

By: James Hickey
Name: James Hickey
Title: CEO

CBT SF LLC,
a Texas limited liability company

By: James Hickey
Name: James Hickey
Title: Authorized Representative

GUARANTORS:

GROWTH LENDING LLC,
a Georgia limited liability company

By: L. Mysyrowicz
Name: Lance Mysyrowicz
Title: Sole Member and Manager

GROWTH LENDING GP LLC,
a Georgia limited liability company

By: L. Mysyrowicz
Name: Lance Mysyrowicz
Title: Authorized Representative

WOODFOREST NATIONAL BANK,
individually, and as Administrative Agent

By: ______________________________

Name: Adam LaFleur
Title: Senior Vice President

____

Insert account where debt service payments to be made

COMMITMENT SCHEDULE

Lender	Revolving Commitment	Commitment
Woodforest National Bank	$15,000,000.00	$15,000,000.00
Total	**$15,000,000.00**	**$15,000,000.00**

SCHEDULE 3.05

PROPERTIES, ETC.

No Loan Party owns any real property.

SCHEDULE 3.14

INSURANCE

No Loan Party has any insurance at this time.

SCHEDULE 3.15
CAPITALIZATION AND SUBSIDIARIES

As of July 23, 2025

X1 Capital Inc.
240 shares. All shares owned by Growth Lending LLC.
$6,000 paid in capital

CBT SF LLC
100% owned by X1 Capital Inc.
$18,567,324.56 funded to date by Fidera Vecta Limited subsidiary via FIANDRA LLC to fund CBT SF LLC participation interest in seasoning facility loans. Fidera does not own any equity or debt in CBT SF LLC or X1 Capital Inc.

SCHEDULE 5.18

POST-CLOSING OBLIGATIONS

Within five (5) Business Days of the Effective Date, the Loan Parties shall deliver to the Administrative Agent original wet-ink signatures to all of the Loan Documents.

SCHEDULE 6.01

EXISTING INDEBTEDNESS

X1 Capital Inc. owes $5.00 to Alternative Risk Strategies LLC. This was due to a need to put money into the X1 Capital Inc. Woodforest Bank account to keep it active in the Woodforest system.

There is no indebtedness at the CBT SF LLC level.

SCHEDULE 6.02
EXISTING LIENS

There are no Liens outstanding.

SCHEDULE 6.04
EXISTING INVESTMENTS

X1 Capital Inc. owns 100% of CBT SF LLC.

X1 Capital Inc. owns 100% TFGL SF LLC. This is a shell entity for future seasoning facilities.

X1 Capital Inc. (via Growth Lending LLC) is in the process of acquiring a loan currently in the amount of $4,268,555.25 to Freedom Firm LLC.

CBT SF LLC is in the middle of purchasing an interest in two batches of loans (government guaranteed portion):

Security Description	**Batch #**	**Cost**
Babalu PFD	2	910,830.00
Blue Edge Financial PFD	2	2,997,681.39
Brindle Ventures PFD	2	987,945.00
FFP A1A PFD	1	1,127,770.50
Family Motor Co PFD	2	2,134,121.25
Hire Education PFD	2	670,464.00
Linkflow LLC PFD	1	952,297.50
Michigan Heritage Holdings PFD	1	742,777.50
PRC Asphalt PFD	2	363,022.50
Paris Skyler I LLC PFD	1	1,273,125.00
SEGAL Cohen Landis PC PFD	1	1,422,990.00
Smart Site PFD	2	2,482,451.85
Water Island Weddings PFD	1	1,229,184.43
WJS PFD	1	744,960.00

EXHIBIT A

FORM OF ASSIGNMENT AND ASSUMPTION

ASSIGNMENT AND ASSUMPTION

This Assignment and Assumption (this "*Assignment and Assumption*") is dated as of the Effective Date set forth below and is entered into by and between [Insert name of Assignor] (the "*Assignor*") and [Insert name of Assignee] (the "*Assignee*"). Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below (as amended, supplemented or otherwise modified from time to time, the "*Credit Agreement*"), receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below (i) all of the Assignor's rights and obligations in its capacity as a Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the respective facilities identified below (including any letters of credit and guarantees included in such facilities) and (ii) to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and other rights of the Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned pursuant to clauses (i) and (ii) above being referred to herein collectively as the "*Assigned Interest*"). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by the Assignor.

1.	Assignor:	[●]
2.	Assignee:	[●] [and is an Affiliate/Approved Fund of [identify Lender][2]]
3.	Borrowers:	X1 Capital Inc., a Maryland corporation, and CBT SF LLC, a Texas limited liability company
4.	Administrative Agent:	Woodforest National Bank, as the administrative agent under the Credit Agreement
5.	Credit Agreement:	The Credit Agreement dated as of [__________], 2025 among Borrowers, the Lenders party thereto, Administrative Agent, and the other parties thereto

[2] Select as applicable.

6. Assigned Interest:

Facility Assigned[3]	Aggregate Amount of Commitment/Loans for all Lenders	Amount of Commitment/Loans Assigned	Percentage Assigned of Commitment/Loans[4]
	$	$	%
	$	$	%
	$	$	%

Effective Date: [●] [TO BE INSERTED BY ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

The Assignee agrees to deliver to the Administrative Agent a completed Administrative Questionnaire in which the Assignee designates one or more credit contacts to whom all syndicate-level information (which may contain material non-public information about the Borrowers, the Loan Parties and their Related Parties or their respective securities) will be made available and who may receive such information in accordance with the Assignee's compliance procedures and applicable laws, including federal and state securities laws.

The terms set forth in this Assignment and Assumption are hereby agreed to:

ASSIGNOR:

[NAME OF ASSIGNOR]

By: ______________________________
Name: ______________________________
Title: ______________________________

ASSIGNEE:

[NAME OF ASSIGNEE]

By: ______________________________
Name: ______________________________
Title: ______________________________

[3] Fill in the appropriate terminology for the types of facilities under the Credit Agreement that are being assigned under this Assignment (e.g. "Revolving Commitment," etc.)
[4] Set forth, to at least 9 decimals, as a percentage of the Commitment/Loans of all Lenders thereunder.

[Consented to and][5] Accepted:

WOODFOREST NATIONAL BANK,
as Administrative Agent

By: ______________________________
Name: ______________________________
Title: ______________________________

[Consented to:][6]

[NAME OF RELEVANT PARTY]

By: ______________________________
Name: ______________________________
Title: ______________________________

[5] To be added only if the consent of the Administrative Agent is required by the terms of the Credit Agreement.
[6] To be added only if the consent of the Borrower and/or other parties is required by the terms of the Credit Agreement.

ANNEX 1 to
ASSIGNMENT AND ASSUMPTION

STANDARD TERMS AND CONDITIONS FOR ASSIGNMENT AND ASSUMPTION

1. Representations and Warranties.

1.1 Assignor. The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any collateral thereunder, (iii) the financial condition of the Borrowers, any Subsidiary or Affiliate or any other Person obligated in respect of any Loan Document, (iv) any requirements under applicable law for the Assignee to become a lender under the Credit Agreement or any other Loan Document or to charge interest at the rate set forth therein from time to time or (v) the performance or observance by the Borrowers, any Subsidiary or Affiliate, or any other Person of any of their respective obligations under any Loan Document.

1.2. Assignee. The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it satisfies the requirements, if any, specified in the Credit Agreement and under applicable law that are required to be satisfied by it in order to acquire the Assigned Interest and become a Lender, (iii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, (iv) it is sophisticated with respect to decisions to acquire assets of the type represented by the Assigned Interest and either it, or the Person exercising discretion in making its decision to acquire the Assigned Interest, is experienced in acquiring assets of this type, (v) it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered pursuant to Section 5.01 thereof, as applicable, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on the Administrative Agent, the Arranger, the Assignor or any other Lender or any of their respective Related Parties, and (vi) attached to the Assignment and Assumption is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by the Assignee; and (b) agrees that (i) it will, independently and without reliance on the Administrative Agent, the Arranger, the Assignor or any other Lender or any of their respective Related Parties, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

2. Payments. From and after the Effective Date, the Administrative Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignor for amounts which have accrued to but excluding the Effective Date and to the Assignee for amounts which have accrued from and after the Effective Date.

3. General Provisions. This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Assignment and

Assumption may be executed in any number of counterparts, which together shall constitute one instrument. Acceptance and adoption of the terms of this Assignment and Assumption by the Assignee and the Assignor by Electronic Signature (as defined in the Credit Agreement) or delivery of an executed counterpart of a signature page of this Assignment and Assumption by any Approved Electronic Platform (as defined in the Credit Agreement) shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be governed by, and construed in accordance with, the law of the State of New York.

EXHIBIT B-1
FORM OF BORROWING REQUEST

BORROWING REQUEST

Woodforest National Bank
25231 Grogans Mill Road, 6th Floor
The Woodlands, TX 77380501

Date:

Ladies and Gentlemen:

This Borrowing Request is furnished pursuant to Section 2.03 of that certain Credit Agreement dated as of [_________], 2025 (as amended, restated, supplemented or otherwise modified from time to time, the "*Agreement*") among X1 Capital Inc., a Maryland corporation, and CBT SF LLC, a Texas limited liability company (the "*Borrowers*"), the lenders party thereto, and Woodforest National Bank, as the Administrative Agent for the Lenders ("*Administrative Agent*"). Unless otherwise defined herein, capitalized terms used in this Borrowing Request have the meanings ascribed thereto in the Agreement. The Borrowers represent that, as of this date, the conditions precedent set forth in Section 4.02 are satisfied.

The Borrowers' Representative hereby notify Administrative Agent of its request for the following Borrowing:

1. Revolving Borrowing

2. Aggregate Amount of the Revolving Borrowing[7] $[●]

3. Borrowing Date of the Borrowing (must be a Business Day): [●]

4. The Borrowing shall be a ___ ABR Borrowing or ___ Term Benchmark Borrowing.[8]

5. If a Term Benchmark Borrowing, the duration of Interest Period[9]:

One Month _____
Three Months _____

X1 Capital Inc.,
as Borrowers' Representative

By: ________________________________
Name:
Title:

[7] Must comply with Section 2.02(c) of the Agreement.
[8] If no election is made, then the requested Borrowing shall be an ABR Borrowing.
[9] Shall be subject to the definition of "Interest Period." Cannot extend beyond the Revolving Credit Maturity Date. If an Interest Period is not specified, then the Borrowers shall be deemed to have selected an Interest Period of one month's duration.

EXHIBIT B-2
FORM OF INTEREST ELECTION REQUEST

INTEREST ELECTION REQUEST

Woodforest National Bank
25231 Grogans Mill Road, 6th Floor
The Woodlands, TX 77380501

Date:

Ladies and Gentlemen:

This Interest Election Request is furnished pursuant to Section 2.08(c) of that certain Credit Agreement dated as of [_____________], 2025 (as amended, restated, supplemented or otherwise modified from time to time, the "*Agreement*") among X1 Capital Inc., a Maryland corporation, and CBT SF LLC, a Texas limited liability company (the "*Borrowers*"), the lenders party thereto, and Woodforest National Bank, as the Administrative Agent for the Lenders ("*Administrative Agent*"). Unless otherwise defined herein, capitalized terms used in this Borrowing Request have the meanings ascribed thereto in the Agreement.

The Borrowers' Representative is hereby requesting to convert or continue certain Borrowings as follows:

1. Borrowing to which this Interest Election Request applies: [●]

2. Date of conversion/continuation (must be a Business Day): [●]

3. Amount of Borrowings being converted/continued: $[●]

4. Nature of conversion/continuation:

    a. Conversion of ABR Borrowings to Term Benchmark Borrowings
    b. Conversion of Term Benchmark Borrowings to ABR Borrowings
    c. Continuation of Term Benchmark Borrowings as such

5. If Borrowings are being continued as or converted to Term Benchmark Borrowings, the duration of the new Interest Period that commences on the conversion/continuation date[10]:

One Month __________ Three Months __________

6. The undersigned officer of Borrowers' Representative certifies that, both before and after giving effect to the request above, no Default or Event of Default has occurred and is continuing under the Agreement.

[10] Shall be subject to the definition of "Interest Period." Cannot extend beyond the Revolving Credit Maturity Date. If an Interest Period is not specified, then the Borrowers shall be deemed to have selected an Interest Period of one month's duration.

X1 Capital Inc.,
as Borrowers' Representative

By: ________________________________
Name:
Title:

<u>EXHIBIT C-1</u>

[FORM OF]

U.S. TAX COMPLIANCE CERTIFICATE
(For Foreign Lenders That Are Not Partnerships For U.S. Federal Income Tax Purposes)

Reference is hereby made to the Credit Agreement dated as of [_________], 2025 (as amended, supplemented or otherwise modified from time to time, the "*Credit Agreement*"), among X1 Capital Inc., a Maryland corporation, and CBT SF LLC, a Texas limited liability company (the "*Borrowers*"), the lenders party thereto, and Woodforest National Bank, as the Administrative Agent for the Lenders ("*Administrative Agent*").

Pursuant to the provisions of Section 2.17 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record and beneficial owner of the Loan(s) (as well as any promissory note(s) evidencing such Loan(s)) in respect of which it is providing this certificate, (ii) it is not a bank within the meaning of Section 881(c)(3)(A) of the Code, (iii) it is not a ten percent shareholder of the Borrower within the meaning of Section 871(h)(3)(B) of the Code and (iv) it is not a controlled foreign corporation related to the Borrower as described in Section 881(c)(3)(C) of the Code.

The undersigned has furnished the Administrative Agent and the Borrower with a certificate of its non-U.S. Person status on IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform the Borrower and the Administrative Agent, and (2) the undersigned shall have at all times furnished the Borrower and the Administrative Agent with a properly completed and currently effective certificate prior to the first payment to be made to the undersigned, or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

[NAME OF LENDER]

By: ________________________________
Name: ________________________________
Title: ________________________________

Date: [●]

<u>EXHIBIT C-2</u>

[FORM OF]

U.S. TAX COMPLIANCE CERTIFICATE
(For Foreign Participants That Are Not Partnerships For U.S. Federal Income Tax Purposes)

Reference is hereby made to the Credit Agreement dated as of [_________], 2025 (as amended, supplemented or otherwise modified from time to time, the "*Credit Agreement*"), among X1 Capital Inc., a Maryland corporation, and CBT SF LLC, a Texas limited liability company (the "*Borrowers*"), the lenders party thereto, and Woodforest National Bank, as the Administrative Agent for the Lenders ("*Administrative Agent*").

Pursuant to the provisions of Section 2.17 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record and beneficial owner of the participation in respect of which it is providing this certificate, (ii) it is not a bank within the meaning of Section 881(c)(3)(A) of the Code, (iii) it is not a ten percent shareholder of the Borrower within the meaning of Section 871(h)(3)(B) of the Code, and (iv) it is not a controlled foreign corporation related to the Borrower as described in Section 881(c)(3)(C) of the Code.

The undersigned has furnished its participating Lender with a certificate of its non-U.S. Person status on IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform such Lender in writing, and (2) the undersigned shall have at all times furnished such Lender with a properly completed and currently effective certificate prior to the first payment to be made to the undersigned, or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

[NAME OF PARTICIPANT]

By: ________________________________
Name: ________________________________
Title: ________________________________

Date: [●]

EXHIBIT C-3

[FORM OF]

U.S. TAX COMPLIANCE CERTIFICATE
(For Foreign Participants That Are Partnerships For U.S. Federal Income Tax Purposes)

Reference is hereby made to the Credit Agreement dated as of [_________], 2025 (as amended, supplemented or otherwise modified from time to time, the "*Credit Agreement*"), among X1 Capital Inc., a Maryland corporation, and CBT SF LLC, a Texas limited liability company (the "*Borrowers*"), the lenders party thereto, and Woodforest National Bank, as the Administrative Agent for the Lenders ("*Administrative Agent*").

Pursuant to the provisions of Section 2.17 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record owner of the participation in respect of which it is providing this certificate, (ii) its direct or indirect partners/members are the sole beneficial owners of such participation, (iii) with respect such participation, neither the undersigned nor any of its direct or indirect partners/members is a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business within the meaning of Section 881(c)(3)(A) of the Code, (iv) none of its direct or indirect partners/members is a ten percent shareholder of the Borrower within the meaning of Section 871(h)(3)(B) of the Code and (v) none of its direct or indirect partners/members is a controlled foreign corporation related to the Borrower as described in Section 881(c)(3)(C) of the Code.

The undersigned has furnished its participating Lender with IRS Form W-8IMY accompanied by one of the following forms from each of its partners/members that is claiming the portfolio interest exemption: (i) an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or (ii) an IRS Form W-8IMY accompanied by a withholding statement together with an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, from each of such partner's/member's beneficial owners that is claiming the portfolio interest exemption. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform such Lender and (2) the undersigned shall have at all times furnished such Lender with a properly completed and currently effective certificate prior to the first payment to be made to the undersigned, or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

[NAME OF PARTICIPANT]

By: ________________________________
Name: ________________________________
Title: ________________________________

Date: [●]

EXHIBIT C-4

[FORM OF]

U.S. TAX COMPLIANCE CERTIFICATE
(For Foreign Lenders That Are Partnerships For U.S. Federal Income Tax Purposes)

Reference is hereby made to the Credit Agreement dated as of [_________], 2025 (as amended, supplemented or otherwise modified from time to time, the "*Credit Agreement*"), among X1 Capital Inc., a Maryland corporation, and CBT SF LLC, a Texas limited liability company (the "*Borrowers*"), the lenders party thereto, and Woodforest National Bank, as the Administrative Agent for the Lenders ("*Administrative Agent*").

Pursuant to the provisions of Section 2.17 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record owner of the Loan(s) (as well as any promissory note(s) evidencing such Loan(s)) in respect of which it is providing this certificate, (ii) its direct or indirect partners/members are the sole beneficial owners of such Loan(s) (as well as any promissory note(s) evidencing such Loan(s)), (iii) with respect to the extension of credit pursuant to this Credit Agreement or any other Loan Document, neither the undersigned nor any of its direct or indirect partners/members is a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business within the meaning of Section 881(c)(3)(A) of the Code, (iv) none of its direct or indirect partners/members is a ten percent shareholder of the Borrower within the meaning of Section 871(h)(3)(B) of the Code and (v) none of its direct or indirect partners/members is a controlled foreign corporation related to the Borrower as described in Section 881(c)(3)(C) of the Code.

The undersigned has furnished the Administrative Agent and the Borrower with IRS Form W-8IMY accompanied by one of the following forms from each of its partners/members that is claiming the portfolio interest exemption: (i) an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or (ii) an IRS Form W-8IMY accompanied by a withholding statement together with an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, from each of such partner's/member's beneficial owners that is claiming the portfolio interest exemption. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform the Borrower and the Administrative Agent, and (2) the undersigned shall have at all times furnished the Borrower and the Administrative Agent with a properly completed and currently effective certificate prior to the first payment to be made to the undersigned, or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

[NAME OF LENDER]

By: ________________________________
Name: ________________________________
Title: ________________________________

Date: [●]

EXHIBIT D
FORM OF COMPLIANCE CERTIFICATE

COMPLIANCE CERTIFICATE

To: The Lenders party to the
Credit Agreement described below

This Compliance Certificate (this "*Certificate*"), for the period ended [●], is furnished pursuant to that certain Credit Agreement dated as of [__________], 2025 (as amended, modified, renewed or extended from time to time, the "*Agreement*") among X1 Capital Inc., a Maryland corporation, and CBT SF LLC, a Texas limited liability company (the "*Borrowers*"), the lenders party thereto, and Woodforest National Bank, as the Administrative Agent for the Lenders ("*Administrative Agent*"). Unless otherwise defined herein, capitalized terms used in this Certificate have the meanings ascribed thereto in the Agreement.

THE UNDERSIGNED HEREBY CERTIFIES THAT:

1. I am the [●] of the Borrowers' Representative and I am authorized to deliver this Certificate on behalf of the Borrower and its Subsidiaries;

2. I have reviewed the terms of the Agreement and I have made, or have caused to be made under my supervision, a detailed review of the compliance of the Borrowers and their Subsidiaries with the Agreement during the accounting period covered by the attached financial statements (the "*Relevant Period*");

3. The attached financial statements of the Borrowers and, as applicable, their Subsidiaries and/or Affiliates for the Relevant Period: (a) have been prepared on an accounting basis (the "*Accounting Method*") consistent with the requirements of the Agreement and, except as may have been otherwise expressly agreed to in the Agreement, in accordance with GAAP consistently applied, and (b) to the extent that the attached are not the Borrowers' annual fiscal year end statements, are subject to normal year-end audit adjustments and the absence of footnotes;

4. The examinations described in paragraph 2 did not disclose and I have no knowledge of, except as set forth below, (a) the existence of any condition or event which constitutes a Default or an Event of Default under the Agreement or any other Loan Document during or at the end of the Relevant Period or as of the date of this Certificate or (b) any change in the Accounting Method or in the application thereof that has occurred since the date of the annual financial statements delivered to the Administrative Agent in connection with the closing of the Agreement or subsequently delivered as required in the Agreement;

5. I hereby certify that, except as set forth below, no Loan Party has changed (a) its name, (b) its chief executive office, (c) its principal place of business, (d) the type of entity it is or (e) its state of incorporation or organization without having given the Administrative Agent the notice required by Section 4.15 of the Security Agreement;

6. The representations and warranties of the Loan Parties set forth in the Loan Documents are true and correct in all material respects as of the date hereof, except (a) to the extent that any such representation or warranty specifically refers to an earlier date, in which case it is true and correct in all material respects only as of such earlier date, and (b) that any representation or warranty which is subject to any materiality qualifier is true and correct in all respects;

7. Schedule I attached hereto sets forth financial data and computations evidencing the Borrowers' compliance with certain covenants of the Agreement, all of which data and computations are true, complete and correct; and

Described below are the exceptions, if any, referred to in paragraph 4 hereof by listing, in detail, the (i) nature of the condition or event, the period during which it has existed and the action which the Borrowers have taken, is taking, or proposes to take with respect to each such condition or event or (ii) change in the Accounting Method or the application thereof and the effect of such change on the attached financial statements:

[Insert Description]

The foregoing certifications, together with the computations set forth in Schedule I and Schedule II hereto and the financial statements delivered with this Certificate in support hereof, are made and delivered this [●] day of [●], 20[●].

X1 Capital Inc.,
as Borrowers' Representative

By: ________________________________
Name: ________________________________
Title: ________________________________

Schedule I to Compliance Certificate

Compliance as of [●] with Provisions of Section 6.12 of the Agreement

[Schedule I must include detailed calculation tables for all components of the financial covenant calculations. Sample calculation tables are set forth below.]

6.12 Financial Covenants.

(a) Interest Coverage Ratio

[Insert Calculation]

As of the Compliance Test Date shown above, the Interest Coverage Ratio is [Insert Calculated Covenant].

Compliance as of the Compliance Test Date shown above: [__] Yes [__] No

(b) Tangible Net Worth

[Insert Calculation]

As of the Compliance Test Date shown above, the Tangible Net Worth is [Insert Calculated Covenant].

Compliance as of the Compliance Test Date shown above: [__] Yes [__] No

(c) Total Debt to Tangible Net Worth

[Insert Calculation]

As of the Compliance Test Date shown above, the ratio of Total Debt to Tangible Net Worth is [Insert Calculated Covenant].

Compliance as of the Compliance Test Date shown above: [__] Yes [__] No

EXHIBIT E
FORM OF JOINDER AGREEMENT

JOINDER AGREEMENT

This JOINDER AGREEMENT (this "*Agreement*"), dated as of [●], is entered into between [●], a [●] (the "*New Subsidiary*"), and WOODFOREST NATIONAL BANK, in its capacity as administrative agent (the "*Administrative Agent*") under that certain Credit Agreement dated as of [__________], 2025 (as the same may be amended, modified, extended or restated from time to time, the "*Credit Agreement*") among X1 Capital Inc., a Maryland corporation, and CBT SF LLC, a Texas limited liability company (the "*Borrowers*"), the Lenders party thereto and the Administrative Agent for the Lenders. All capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Credit Agreement.

The New Subsidiary and the Administrative Agent, for the benefit of the Secured Parties, hereby agree as follows:

1. The New Subsidiary hereby acknowledges, agrees and confirms that, by its execution of this Agreement, the New Subsidiary will be deemed to be a Loan Party under the Credit Agreement and a "*Guarantor*" for all purposes of the Credit Agreement and shall have all of the obligations of a Loan Party and a Guarantor thereunder as if it had executed the Credit Agreement. The New Subsidiary hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Credit Agreement, including without limitation (a) all of the representations and warranties of the Loan Parties set forth in Article III of the Credit Agreement, *[and]* (b) all of the covenants set forth in Articles V and VI of the Credit Agreement *[and (c) all of the guaranty obligations set forth in Article X of the Credit Agreement. Without limiting the generality of the foregoing terms of this paragraph 1, the New Subsidiary, subject to the limitations set forth in Section 10.10 and 10.13 of the Credit Agreement, hereby guarantees, jointly and severally with the other Guarantors, to the Administrative Agent and the Lenders, as provided in Article X of the Credit Agreement, the prompt payment and performance of the Guaranteed Obligations in full when due (whether at stated maturity, as a mandatory prepayment, by acceleration or otherwise) strictly in accordance with the terms thereof and agrees that if any of the Guaranteed Obligations are not paid or performed in full when due (whether at stated maturity, as a mandatory prepayment, by acceleration or otherwise), the New Subsidiary will, jointly and severally together with the other Guarantors, promptly pay and perform the same, without any demand or notice whatsoever, and that in the case of any extension of time of payment or renewal of any of the Guaranteed Obligations, the same will be promptly paid in full when due (whether at extended maturity, as a mandatory prepayment, by acceleration or otherwise) in accordance with the terms of such extension or renewal.]*

2. If required, the New Subsidiary is, simultaneously with the execution of this Agreement, executing and delivering such Collateral Documents (and such other documents and instruments) as requested by the Administrative Agent in accordance with the Credit Agreement.

3. The address of the New Subsidiary for purposes of Section 9.01 of the Credit Agreement is as follows:

[Insert Address]

4. The New Subsidiary hereby waives acceptance by the Administrative Agent and the Lenders of the guaranty by the New Subsidiary upon the execution of this Agreement by the New Subsidiary.

5. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be an original, but all of which together shall constitute one and the same instrument.

6. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

IN WITNESS WHEREOF, the New Subsidiary has caused this Agreement to be duly executed by its authorized officer, and the Administrative Agent, for the benefit of the Secured Parties, has caused the same to be accepted by its authorized officer, as of the day and year first above written.

[NEW SUBSIDIARY]

By: ______________________________
Name: ______________________________
Title: ______________________________

Acknowledged and accepted:

WOODFOREST NATIONAL BANK,
as Administrative Agent

By: ______________________________
Name: ______________________________
Title: ______________________________

EXHIBIT F
FORM OF BORROWING BASE CERTIFICATE

[see attached]